Form 20-F
period 2024-12-31
Innovation Beverage Group Ltd
filed 2025-05-15
CIK 1924482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 333-[ ]

Innovation Beverage Group Limited

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Australia	29 Anvil Road Seven Hills, NSW 2147, Australia
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Sahil Beri

Chief Executive Officer

29 Anvil Road

Seven Hills, NSW 2147, Australia

Tel: +61 (02) 9620 4574

Email: sahil@innovationbev.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary Shares, no par value per share	IBG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 8,673,857 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “IBG,” “we,” “us,” “our” and other similar designations refer to Innovation Beverage Group Limited. All references to “ordinary shares” are to our ordinary shares, no par value.

The financial statements were prepared in accordance with generally accepted accounting principles in the United States, or GAAP.

Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year.

Our reporting currency and functional currency is the U.S. dollar. In this Annual Report, “AUD$” or “AUD” refer to Australian Dollars, and “$,” “US$” and “U.S. dollars” refer to United States dollars.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

 Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. All trademarks, service marks, or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks, service names, and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that we and any of their other respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or other similar words or expressions denoting uncertainty or an action that may, will or is expected to occur in the future, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Examples of forward-looking statements include:

●	the timing of the development of future products;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the size of the market opportunity for our products and future products;

●	the success of competing products that are or may become available;

●	our plans relating to the further development of our future products, including additional products we may develop, manufacture, market, export, and/or retail;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	our ability to restructure our operations to comply with future changes in government regulation; and

●	those factors referred to in “Item 3.D.3.D Risk Factors,” “Item 44. Information on the Company,” and “Item 55. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

These and other factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those material risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before a decision to invest in our Ordinary Shares. You should carefully consider all the information set forth in this annual report and, in particular, should evaluate the specific factors set forth in the sections titled “Risk Factors” before deciding whether to invest in our Ordinary Shares. Among these important risks are, but not limited to, the following:

Potential decline in the consumption of products we sell due to consumer preference and taste could have a negative impact on our sales, operations, and business.

Our business depends upon consumers’ consumption of our beverage brands. Consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics, or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our beverage brands, or from the categories in which they compete could have a negative impact on our business, liquidity, financial condition, and/or results of operations. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, and changes in leisure, dining, and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

●	a general decline in economic or geopolitical conditions;

●	concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

●	a general decline in the consumption of beverage alcohol products in on-premise establishments, which may result from stricter laws relating to driving while under the influence of alcohol;

●	the increased activity of anti-alcohol groups;

●	increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing;

●	increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements;

●	inflation; and

●	wars, health epidemics or pandemics, quarantines, weather, and natural or man-made disasters.

Demand for our products may be adversely affected by changes in category trends and consumer preferences.

Consumer preferences for our beverage brands change continually. Our success depends on our ability to predict, identify and interpret the tastes and habits of consumers and to offer products that appeal to those preferences.

If we do not succeed in offering products that appeal to consumers, our sales and market share will decrease, and our profitability could suffer. We must be able to distinguish among short-term fads, mid-term trends, and long-term changes in consumer preferences. If we are unable to accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products will decrease and our profitability could suffer.

We may experience a reduced demand for some of our products due to health concerns (including obesity) and legislative initiatives against sweetened beverages.

Consumers are concerned about health and wellness; public health officials and government officials are increasingly vocal about obesity and its consequences. There has been a trend among some public health advocates and dietary guidelines to recommend a reduction in sweetened beverages, as well as increased public scrutiny, new taxes on sugar-sweetened beverages (as described below), and additional governmental regulations concerning the marketing and labeling/packing of the beverage industry. Additional or revised regulatory requirements, whether labeling, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. Further, increasing public concern with respect to sweetened beverages could reduce demand for our beverages and increase desire for more low-calorie soft drinks, water, enhanced water, coffee-flavored beverages, tea, and beverages with natural sweeteners. We are continuously working to reduce calories and sugar in our products while launching new products, to pair with existing brand extensions that round out our diversified portfolio.

We may not be able to consummate proposed acquisitions or divestitures successfully or integrate acquired businesses successfully.

From time to time, we acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, it may make it more difficult for us to service our debt obligations and our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates, and we may fail to realize fully anticipated cost savings, growth opportunities, or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

We may also divest ourselves of businesses, assets, or securities of companies that we believe no longer provide a strategic fit with our business. We may provide various indemnifications in connection with the divestiture of businesses or assets. Divestitures of portions of our business may also result in costs stranded in our remaining business. Delays in developing or implementing plans to address such costs could delay or prevent the accomplishment of our financial objectives.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of new products are inherently uncertain, especially with respect to consumer appeal. A new product launch can give rise to a variety of costs. An unsuccessful launch, among other things, can affect consumer perception of existing brands, and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs.

We cannot assure that we will realize the expected benefits of acquisitions, divestitures, or investments. We also cannot assure that our acquisitions, investments, or joint ventures will be profitable, that forecasts regarding our acquisitions, divestitures, or investment activities will be accurate, or that the internal control over financial reporting of entities which we must consolidate as a result of our investment activities will be as robust as the internal control over financial reporting for our wholly-owned entities. Our failure to adequately manage the risks associated with acquisitions or divestitures, or the failure of an entity in which we have an equity or membership interest, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

We may not be able to retain and recruit executive management or build morale and performance amongst our workforce.

Our success depends upon the efforts and abilities of our executive management team, key senior management, and a high-quality employee base, as well as our ability to attract, motivate, reward, and retain them. If one of our executive officers or critical senior management terminates his or her employment, we may not be able to replace their expertise, fully integrate new personnel, or replicate the prior working relationships. The loss of critical employees might significantly delay or prevent the achievement of our business objectives. Qualified individuals with the breadth of skills and experience in our industry that we require are in high demand, and we may incur significant costs to attract them. Difficulties in hiring or retaining key executive or employee talent, or the unexpected loss of experienced employees could have an adverse impact on our business performance. In addition, we could experience business disruption and/or increased costs related to organizational changes, reductions in workforce, or other cost-cutting measures.

We may not be able to secure additional capital and achieve adequate liquidity to grow and compete.

We will require additional capital to operate, grow and compete, and failure to obtain such additional capital could limit our operations and our growth. We may need to raise additional funds through private or public equity and/or debt financing. We cannot assure that additional financing will be available to us on acceptable terms or at all. If additional capital is either unavailable or cost prohibitive, our operations and growth may be limited, and we may need to change our business strategy to slow the rate of, or eliminate, our expansion or to reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing shareholders may experience dilution and the new securities may have rights, preferences, and privileges senior to those of our ordinary shares.

If we are not able to successfully execute on our future operating plans and objectives, our financial condition, and results of operation may be materially adversely affected, and we may not be able to continue as a going concern.

It is important that we meet our sales goals and increase sales going forward as our operating plan already reflects prior significant cost containment measures and may make it difficult to achieve top-line growth if further significant reductions become necessary. If we do not meet our sales goals, our available cash and working capital will decrease and our financial condition will be negatively impacted.

In order to be successful, we believe that we must, among other things:

●	increase the sales volume and gross margins for our products;

●	maintain efficiencies in operations;

●	manage our operating expenses to sufficiently support operating activities;

●	maintain fixed costs at or near current levels; and

●	avoid significant increases in variable costs relating to production, marketing, and distribution.

We may not be able to meet these objectives, which could have a material adverse effect on our results of operations. We have incurred significant operating expenses in the past and may do so again in the future and, as a result, will need to increase revenues in order to improve our results of operations. Our ability to increase sales will depend primarily on success in expanding our current markets, improving our distribution base, entering into DTC arrangements with national accounts, and introducing new brands, products or product extensions to the market. Our ability to successfully enter new distribution areas and obtain national accounts will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our brands and products in target markets, the ability to price our products at competitive levels, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce one or more new brands, products, and product extensions.

Our reliance on distributors, retailers, and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers, and brokers strategically positioned to serve those areas. Most of our distributors, retailers, and brokers sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their businesses. The success of this network will depend on the performance of the distributors, retailers, and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers, and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third-parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing, and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers, and brokers will depend on a number of factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in the quantity and at the time ordered by distributors, retailers, and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

A key component of our business is our arrangement with Coca-Cola Europacific Partners (“CCEP”) to exclusively manufacture the bitters sold under the Australian Bitters Company brand for distribution in Australia. The disruption of this distribution strategy or the loss of this manufacturing and distribution partnership could result in a significant loss of revenue.

IBG exclusively manufactures Australian Bitters Company bitters for distribution in Australia due to our partnership with CCEP. In 2024, distribution and sales of our bitters under the Australian Bitters Company brand accounted for approximately 98% of our total revenue. If we fail to maintain good relations with CCEP and our agreement with CCEP were to expire or terminate, then we could incur a significant loss of revenue, which would negatively impact our results of operations.

Coca-Cola Europacific Partners could potentially terminate their agreement with us in the event of a change of control.

Under our Manufacturing Agreement (the “Agreement”) with Coca-Cola Europacific Partners, Coca-Cola Europacific Partners has the right to terminate the Agreement in the event of a change of control (as defined in the Agreement). Our initial public offering did not constitute a change of control for purposes of the Agreement unless an entity that is a direct competitor of Coca-Cola Europacific Partners in the beverage industry had come to hold, directly or indirectly, a legal or beneficial interest in any shares in the Company. There can be no assurance that Coca-Cola Europacific Partners will not determine that such a competitor had or has become a holder, directly or indirectly of a legal or beneficial interest in any shares in the Company. In addition, events may occur, or may have occurred, after the consummation of our initial public offering that would constitute a change of control under other elements of the definition of change of control set forth in the Agreement and thus trigger Coca-Cola Europacific Partners’ right to terminate the Agreement. Termination of the Agreement could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Upon the termination of the 2020 Manufacturing Agreement, two manufacturing and distribution licenses will expire, one of which would have a negative impact on our revenue.

On July 31, 2020, the Company (formerly known as Australian Boutique Spirits Pty Ltd) and Sway (formerly known as Elegance Brand, Inc.) entered into a Manufacturing, Supply and License Agreement, as amended on March 10, 2021, June 14, 2021, and October 21, 2022 (“2020 Manufacturing Agreement”). Upon the termination of the 2020 Manufacturing Agreement, two licenses granted thereunder will expire. Pursuant to said agreement, (i) IBG holds a royalty-free license to Twisted Shaker to manufacture, use and sell the product throughout the world, except the U.S., its territories and possessions; and (ii) Sway holds a royalty-free license to use the intellectual property rights associated with VOCO to manufacture, use and sell the brand in the U.S., its territories and possessions. The expiration of the license to manufacture and distribute Twisted Shaker would negatively impact our revenue as it accounted for $27,583 (1%) of our group consolidated revenue for fiscal year 2024, whereas the expiration of Sway’s royalty-free license to manufacture and distribute VOCO would return the rights to us. For further details about the 2020 Manufacturing Agreement, please see “Item 4. Business Overview–Material Agreements.”

Under the 2020 Manufacturing Agreement, Sway has a right to a Favored Nations Price Adjustment and if we fail to comply to provide such a pricing obligation, Sway is entitled to terminate the agreement.

Sway is entitled to a Favored Nations Price Adjustment (as described further under the section “Material Agreements”) on one occasion only during each Anniversary Year (meaning the period from August 1 through July 31) and it only applies to sales and purchases of Covered Products (as defined in the section “Material Agreements”) in the next succeeding Anniversary Year. If IBG fails to provide Sway with a Favored Nations Price Adjustment to which it may be entitled, Sway may, at its option, in addition to all of its other rights under this Agreement or at law, terminate this Agreement without liability to IBG. The termination of the 2020 Manufacturing Agreement would adversely effect our revenue, financial condition and results of operations.

It is difficult to predict the timing and amount of our sales because our distributors are not required to place minimum orders with us.

Our independent distributors and national accounts are not required to place minimum monthly or annual orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and national partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials, or other key supplies could negatively affect us.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions, and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spend, and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

We rely upon our ongoing relationships with our key flavor suppliers. If we are unable to source our flavors on acceptable terms from our key suppliers, we could suffer disruptions in our business.

We currently purchase our flavor concentrate from various flavor concentrate suppliers, and continually develop other sources of flavor concentrate for each of our products. Generally, flavor suppliers hold the proprietary rights to their flavor specific ingredients. Although we have the exclusive rights to flavor concentrates developed with our current flavor concentrate suppliers, and while we have the rights to the ingredients for our products, we do not have the list of ingredients for our flavor extracts and concentrates. Consequently, we may be unable to obtain these exact flavors or concentrates from alternative suppliers on short notice. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have a material adverse effect on our results of operations.

We highly depend upon the protection of our trademarks and proprietary rights, and failure to protect our intellectual property rights may result in our inability to continue providing certain of our existing products and beverage brands.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our trademark applications. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate, or circumvent any existing or future trademarks issued.

Competition from traditional and large, well-financed non-alcoholic and alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with all non-alcoholic and alcoholic beverages, most of which are marketed by companies with substantially greater financial resources than ours. Some of these competitors are placing severe pressure on independent distributors not to carry competitive brands such as ours. We also compete with regional beverage producers and “private label” suppliers.

Increased competitor consolidations, market-place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

If we fail to protect our trademarks and trade secrets, we may be unable to successfully market our products and compete effectively.

We have an international registration of certain of our trademarks under the Madrid protocol. We also rely on a combination of trademark and trade secrecy laws, confidentiality procedures, formulation protection procedures and contractual provisions with employees and contractors to protect our intellectual property rights. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights, licenses, formulations and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, and in particular our trademarks and trade secrets, to be of considerable value and importance to our business and our success. However, the steps taken by us to protect these proprietary rights may not be adequate and may not prevent third parties from infringing or misappropriating our trademarks, trade secrets, or similar proprietary rights. In addition, other parties may seek to assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, profitably exploit our products, or recoup our associated research and development costs.

As part of the distribution strategy of our products, we grant licenses to distributors for their respective territory. Although our distribution agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have a material adverse impact on our business.

Supply of quality water, agricultural and other raw materials packaging materials purchased under short-term supply contracts, and glass bottles available from a limited group of suppliers, may harm our supplier which may affect our production costs and cause a shortage of our product supply.

The quality and quantity of water available for use is important to the supply of our agricultural raw materials and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our facilities, as well as to conduct our other operations. The suppliers of the agricultural raw materials we purchase are also dependent upon sufficient supplies of quality water for their vineyards and fields. If water available to our operations or the operations of our suppliers becomes scarce or the quality of that water deteriorates, we may incur increased production costs or face manufacturing constraints. In addition, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities. A substantial reduction in water supplies could result in material losses of grape crops and vines or other crops, which could lead to a shortage of our product supply.

Our facilities use a large volume of agricultural and other raw materials to produce their products. Our facilities all use large amounts of various packaging materials, including glass, aluminum, cardboard, and other paper products. Our production facilities also use electricity, natural gas, and diesel fuel in their operations. Certain raw materials and packaging materials are purchased under contracts of varying maturities. The supply, on-time availability and price of raw materials, packaging materials, and energy can be affected by many factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts, storms, and other weather conditions or natural or man-made events, economic factors affecting growth decisions, inflation, plant diseases, and theft.

Disruptions in our supply chains could impact our ability to continue production. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

 The volatility of energy and increased regulations may have an adverse impact on our gross margin.

Over the past few years, volatility in the global oil markets has resulted in variable fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. If fuel prices continue to increase, we expect to experience higher shipping rates and fuel surcharges, as well as energy surcharges on our raw materials. It is hard to predict what will happen in the fuel markets in the remainder of 2025 and beyond. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

Disruption within our supply chain or distribution channels could have an adverse effect on our business, financial condition, and results of operations.

Our ability, through our suppliers, business partners, independent distributors, and retailers, to make, move and sell products is critical to our success. Damage or disruption to our suppliers or to manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as the COVID-19 pandemic, labor strikes, or other reasons, could impair the manufacture, distribution, and sale of our products. Many of these events are outside of our control. Failure to take adequate steps to protect against or mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition, and results of operations.

Our business operations may be interrupted and negatively affected due to economic and political uncertainties or changes associated with our international operations.

We operate facilities in Australia, which includes a distillery, and in the United States. These countries impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. Governmental bodies may propose changes to international trade agreements, treaties, taxes, and other government rules and regulations including but not limited to environmental treaties and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

In addition, governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising, and relations with wholesalers and retailers. Certain regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements, or taxes could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

These uncertainties and changes, as well as the decisions, policies, and economic strength of our suppliers and distributors, could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy, and labor, could adversely impact our financial results.

The principal raw materials we use include glass bottles, aluminum cans, labels, and cardboard cartons, flavorings, and sweeteners. These ingredient costs are subject to fluctuation. Substantial increases in the prices of our ingredients, raw materials, and packaging materials, to the extent that they cannot be recouped through increases in the prices of finished beverage products, would increase our operating costs and could reduce our profitability. If our supply of these raw materials is impaired or if prices increase significantly, it could affect the affordability of our products and reduce sales.

If we are unable to secure sufficient ingredients or raw materials including glass, sugar, and other key supplies, we might not be able to satisfy demand on a short-term basis.

Operational disruptions or catastrophic loss to our properties, other production facilities, or distribution systems could cause delays in our production.

If any of our properties, production facilities, or distribution systems were to experience a significant operational disruption or catastrophic loss, it could delay or disrupt production, shipments, and revenue, and result in potentially significant expenses to repair or replace these properties. Also, our production facilities are asset intensive. As our operations are concentrated in a limited number of production and distribution facilities, we are more likely to experience a significant operational disruption or catastrophic loss in any one location from acts of war or terrorism, fires, floods, earthquakes, severe winter storms, hurricanes, pandemics, labor strike, or other labor activities, cyber-attacks, and other attempts to penetrate our information technology systems or the information technology used by our employees who work remotely, unavailability of raw or packaging materials, or other natural or man-made events. If a significant operational disruption or catastrophic loss were to occur, we could breach agreements, our reputation could be harmed, and our business, liquidity, financial condition, and/or results of operations could be adversely affected due to higher maintenance charges, unexpected capital spending, or product supply constraints.

Our insurance policies do not cover certain types of catastrophes and may not cover certain events such as pandemics. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain property damage and business interruption insurance. If our insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at greater risk that we may experience an adverse impact to our business, liquidity, financial condition, and/or results of operations.

Counterfeit or confusingly similar products sold by third parties could harm our brand and cause a decrease in our sales and operations.

To the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could harm our business and as a result, our operations could suffer.

We do not have long-term, written agreements with any of our suppliers. The termination of our relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. If our suppliers increase their prices, we may not be able to secure alternative suppliers, and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers’ failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition, or results of operations could be negatively impacted.

Failure of our U.S. distributors to distribute our products adequately within their territories could result in a decline of our operations.

In the U.S., we are required by law to use state-licensed distributors or, in 17 states known as “control states,” state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants, and national chains in the United States. Our importer has established relationships for our brands with a limited number of wholesale distributors; however, failure to maintain those relationships could significantly and adversely affect our business, sales, and growth.

Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. If we fail to maintain good relations with a distributor, our products could, in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors’ ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. In addition, all of our distributors also distribute competitive brands and product lines. We cannot assure you that our U.S. distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines, or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

If our third-party service providers and business partners do not satisfactorily fulfill their commitments and responsibilities, our financial results could suffer.

In the conduct of our business, we rely on relationships with third parties, including cloud data storage and other information technology service providers, suppliers, distributors, contractors, joint venture partners, and other external business partners, for certain functions or for services in support of key portions of our operations. These third-party service providers and business partners are subject to similar risks as we are, relating to cybersecurity, privacy violations, business interruption, and systems and employee failures, and are subject to legal, regulatory, and market risks of their own. Our third-party service providers and business partners may not fulfill their respective commitments and responsibilities in a timely manner and in accordance with the agreed-upon terms. In addition, while we have procedures in place for selecting and managing our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational, and operational risk. If we are unable to effectively manage our third-party relationships, or for any reason our third-party service providers or business partners fail to satisfactorily fulfill their commitments and responsibilities, our financial results could suffer.

Pandemics, such as the global COVID-19 pandemic, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate may damage our business and disrupt our operations.

Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, bottle, and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Ports or channels of entry may be closed or operate at only a portion of capacity, or transportation of products within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home. Our cyber-security could be compromised if persons who are forced to work from home do not maintain adequate information security. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn, which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Contamination and degradation of product quality from diseases, pests, and the effects of weather and climate conditions could delay, disrupt, and harm our sales and operations.

Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect sales. Various diseases, pests, fungi, viruses, drought, frosts, and certain other weather conditions or the effects of climate conditions, such as smoke taint from wildfires, could affect the quality and quantity of agricultural raw materials available, decreasing the supply and quality of our products. Similarly, power disruptions due to weather conditions could adversely impact our production processes and the quality of our products. We cannot guarantee that we and/or our suppliers of agricultural raw materials will succeed in preventing contamination in existing and/or future vineyards or fields. Future government restrictions regarding the use of certain materials used in growing grapes or other agricultural raw materials may increase vineyard costs and/or reduce production of grapes or other crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety, and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials, or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials, or product components purchased from third parties and used in the production of our products, or defects in the fermentation or distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

Class action or other litigation relating to abuse of our products, the misuse of our products, product liability, or marketing or sales practices could cause a disruption in our operations.

There has been public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking, and health consequences from the misuse of alcohol. We could be exposed to lawsuits relating to product liability or marketing or sales practices. Adverse developments in lawsuits concerning these types of matters or a significant decline in the social acceptability of beverage alcohol products that may result from lawsuits could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Failure of our distributors to secure and maintain listings in the control states in the U.S. could cause our sales to decrease which will negatively impact our operations.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing in control states must generally reach certain volumes and/or profit levels to maintain their listings. Products in control states are selected for purchase and sale through listing procedures, which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may develop or acquire, sales of our products could decrease significantly, which would have a material adverse financial effect on our results of operations and financial condition.

Failure of our key or service product information technology systems, a cyber-security breach, or cyber-related fraud could negatively impact our business, operations, and reputation.

We rely on information technology (“IT”) systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), and software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist us in the management of our business.

Increased IT security threats and more sophisticated cyber-crime, pose a potential risk to the security of our IT systems, networks, and services, as well as to the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive, and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers, or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems.

Litigation and litigation risks may have an adverse impact on our operations, business, and reputation.

From time to time, we may become involved in various litigation matters and claims, including employment, regulatory proceedings, administrative proceedings, governmental investigations, and contract disputes. We could face potential claims or liability for, among other things, breach of contract, defamation, libel, fraud, or negligence. We may also face employment-related litigation, including claims of age discrimination, sexual harassment, gender discrimination, immigration violations, or other local, state, and federal labor law violations. Because of the uncertain nature of litigation and insurance coverage decisions, the outcome of such actions and proceedings cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, financial condition, results of operations, cash flows, reputation, brand identity, and the trading price of our securities. Any such litigation, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

Product liability or other related liabilities could lead to litigation which could damage our operations, business, and reputations.

Although we maintain liability insurance and will attempt to limit our contractual liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit product liability or other related liabilities. Our product liability insurance coverage is limited to AUD$1 million per occurrence and AUD$2 million in the aggregate and our general liability umbrella policy is capped at AUD$5 million, which may be insufficient. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation or business.

If we encounter product recalls or other product quality issues, our business may suffer.

Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish our image and could cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, or allegations of product contamination, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverages, including contents, labels, caps, and containers, are subject to the rules and regulations of various federal, provincial, state, and local health agencies. If a regulatory authority finds that a current or future product or production batch or “run” is not in compliance with any of these regulations, we may be fined, or production may be stopped, which would adversely affect our financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations, may inhibit sales of such products. In California, a law requires that a specific warning appear on any product that contains a component listed by the state as having been found to cause cancer or birth defects. This law recognizes no generally applicable quantitative thresholds below which a warning is not required. If a component found in one of our products is added to the list, or if the increasing sensitivity of detection methodology that may become available under this law and related regulations as they currently exist, or as they may be amended, results in the detection of an infinitesimal quantity of a listed substance in one of our beverages produced for sale in California, the resulting warning requirements or adverse publicity could affect our sales.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure or as a result of a cybersecurity attack.

The proper functioning of our own information technology (IT) infrastructure is critical to the efficient operation and management of our business. We may not have the necessary financial resources to update and maintain our IT infrastructure, and any failure or interruption of our IT system could adversely impact our operations. In addition, our IT is vulnerable to cyber-attacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. We believe that we have adopted appropriate measures to mitigate potential risks to our technology infrastructure and our operations from these IT-related and other potential disruptions. However, given the unpredictability of the timing, nature, and scope of any such IT failures or disruptions, we could potentially be subject to downtimes, transactional errors, processing inefficiencies, operational delays, other detrimental impacts on our operations or ability to provide products to our customers, the compromising of confidential or personal information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition, or results of operations.

 If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions, and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit, and store information relating to identifiable individuals (“personal data”), primarily employees, former employees, and consumers with whom we interact. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. These laws impose operational requirements for companies receiving or processing personal data, and many provide for significant penalties for noncompliance. These requirements with respect to personal data have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and information security systems, policies, procedures, and practices. Our security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures, and practices we implemented or may implement in the future may not prevent the improper disclosure of personal data by us or the third-party service providers and vendors whose technology, systems and services we use in connection with the receipt, storage, and transmission of personal data. Unauthorized access or improper disclosure of personal data in violation of personal data protection or privacy laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including fines), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages, fines, and/or criminal prosecution, all of which could negatively affect our business and operating results.

International operations, worldwide and domestic economic trends, financial market conditions, geopolitical uncertainty, changes to international trade agreements and import and excise duties, other taxes, or other governmental rules and regulations could have a material adverse effect on our business and operations.

Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

●	changes in local political, economic, social, and labor conditions;

●	potential disruption from socio-economic violence, including terrorism and drug-related violence;

●	restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;

●	import and export requirements and border accessibility;

●	currency exchange rate fluctuations;

●	a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and

●	inadequate levels of compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or a return of high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We are also exposed to risks associated with interest rate fluctuations. We could experience changes in our ability to manage fluctuations in interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

We are subject to risks inherent in sales of products in international markets.

Our operations outside of the United States constitute a significant portion of our revenue and profitability, and we believe that developing and emerging markets could present future growth opportunities for us. However, there can be no assurance that existing or new products that we manufacture, distribute, or sell will be accepted or be successful in any particular foreign market, due to local or global competition, product price, cultural differences, consumer preferences, or otherwise. There are many factors that could adversely affect demand for our products in foreign markets, including our inability to attract and maintain key distributors in these markets; volatility in the economic growth of certain of these markets; changes in economic, political or social conditions; the status and renegotiations of the North American Free Trade Agreement; imposition of new or increased labeling, product or production requirements, or other legal restrictions; restrictions on the import or export of our products or ingredients or substances used in our products; inflationary currency, devaluation or fluctuation; and increased costs of doing business due to compliance with complex foreign and U.S. laws and regulations. If we are unable to effectively operate or manage the risks associated with operating in international markets, our business, financial condition, or results of operations could be adversely affected.

Damage to our reputation could harm our business and cause a decline in our sales.

The success of our brands depends upon the positive image that consumers have of those brands and maintaining a good reputation is critical to selling our branded products. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid, such as the similarity of the name of certain of our brands or trademarks and a type of virus), negative comments in social media, or our responses relating to:

●	a perceived failure to maintain high ethical and ESG standards and practices for all our operations and activities;

●	a perceived failure to address concerns relating to the quality, safety, or integrity of our products, including from contamination, whether arising accidentally or through deliberate third-party action;

●	allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cyber-security;

●	our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or

●	efforts that are perceived as insufficient to promote the responsible use of alcohol.

Failure to comply with federal, state, or local laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement information, or protect our information systems against service interruptions, misappropriation of data, or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, as well as require additional resources to rebuild our reputation, competitive position, and brand equity and renew investor confidence.

Due to the highly competitive market we operate in, our sales and operations could be negatively affected by our competitors.

We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

●	our inability to maintain or increase prices;

●	new entrants in our market or categories;

●	the decision of wholesalers, retailers, or consumers to purchase competitors’ products instead of ours; or

●	a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

 Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general, and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

Our intangible assets, such as customer contracts, software development costs, a liquor license and contract services, could have a material adverse effect in the event of a write-down of the assets.

We have a significant amount of intangible assets such as customer contracts, software development costs, a liquor license and contract services and may acquire more intangible assets in the future. Intangible assets are subject to a periodic impairment evaluation under applicable accounting standards. The write-down of any of these intangible assets could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Changes to tax laws, fluctuations in our effective tax rate, accounting for uncertain tax positions, the resolution of tax disputes, and changes to accounting standards, elections, or assertions could harm our business and operations.

The U.S. federal budget and individual state, provincial, local municipal budget deficits, or deficits in other governmental entities, could result in increased taxes on our products, business, customers, or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local, or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds.

In addition, significant judgment is required to determine our effective tax rate and evaluate our tax positions. Our provision for income taxes includes a provision for uncertain tax positions. Fluctuations in federal, state, local, and foreign taxes, or a change to uncertain tax positions, including related interest and penalties, may impact our effective tax rate and our financial results. When tax matters arise, several years may elapse before such matters are audited and finally resolved. Unfavorable resolution of any tax matter could increase our effective tax rate and resolution of a tax issue may require the use of cash in the year of resolution.

U.S. tax changes or changes in how international corporations are taxed, including changes in how existing tax laws are interpreted or enforced, or changes to accounting standards, elections or assertions could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

We may be required in the future to record a significant charge to earnings if our intangible assets become impaired.

Under United States Generally Accepted Accounting Principles (“U.S. GAAP”), we are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include, declining or slower than anticipated growth rates for certain of our existing products, a decline in stock price and market capitalization, and slower growth rates in our industry. We may be required in the future to record a significant charge to earnings during the period in which we determine that our intangible assets have been impaired. Any such charge would adversely impact our results of operations. We had a zero balance for the years ended December 31, 2023 and 2024.

Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. Companies similar to ours have historically generated a greater percentage of our revenues during the warm weather months of September through December. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. GAAP and related pronouncements, implementation guidelines, and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, stock-based compensation, trade spend and promotions, and income taxes are highly complex and involve many subjective assumptions, estimates, and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates, or judgments by our management could significantly change our reported results.

If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our stock price and investor confidence could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting that are effective. Because of their inherent limitations, internal control over financial reporting, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls will prevent or detect misstatements. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions. The failure of controls by design deficiencies or absence of adequate controls could result in a material adverse effect on our business and financial results, which could also negatively impact our stock price and investor confidence.

We face substantial competition in the alcoholic beverage industry, and we may not be able to effectively compete.

Consolidation among spirits producers, distributors, wholesalers, or retailers could create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands, both during and after transition periods, because our brands might represent a smaller portion of the new business portfolio. Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product categories. Changes to our distribution channels or partners in important markets could result in temporary or longer-term sales disruption, higher implementation-related or fixed costs, and could negatively affect other business relationships we might have with that partner. Distribution network disruption or fluctuations in our product inventory levels with distributors, wholesalers, or retailers could negatively affect our results for a particular period.

Our competitors may respond to industry and economic conditions more rapidly or effectively than we do. Our competitors offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing, (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by our competitors could adversely affect our sales margins, and profitability.

Our business operations may be adversely affected by social, political, and economic conditions affecting market risks and the demand for and pricing of our products.

These risks include:

●	Unfavorable economic conditions and related low consumer confidence, high unemployment, weak credit or capital markets, sovereign debt defaults, sequestrations, austerity measures, higher interest rates, political instability, higher inflation, deflation, lower returns on pension assets, or lower discount rates for pension obligations;

●	Changes in laws, regulations, or policies – especially those that affect the production, importation, marketing, sale, or consumption of our beverage alcohol products;

●	Tax rate changes (including excise, sales, duties, corporate, individual income, dividends, capital gains), or changes in related reserves, changes in tax rules or accounting standards, and the unpredictability and suddenness with which they can occur;

●	Dependence upon the continued growth of brand names;

●	Changes in consumer preferences, consumption, or purchase patterns, and our ability to anticipate and react to them;

●	Bar, restaurant, travel, or other on premise declines;

●	Unfavorable consumer reaction to our products, package changes, product reformulations, or other product innovation;

●	Decline in the social acceptability of beverage alcohol products in our markets;

●	Production facility or supply chain disruption;

●	Imprecision in supply/demand forecasting;

●	Higher costs, lower quality, or unavailability of energy, input materials, labor, or finished goods;

●	Direct-to-consumer changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in higher implementation--related or fixed costs;

●	Inventory fluctuations in our products by distributors, wholesalers, or retailers;

●	Competitors’ consolidation or other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets;

●	Insufficient protection of our intellectual property rights;

●	Product recalls or other product liability claims;

●	Product counterfeiting, tampering, or product quality issues;

●	Significant legal disputes and proceedings;

●	Government investigations (particularly of industry or company business, trade or marketing practices);

●	Failure or breach of key information technology systems;

●	Negative publicity related to our company, brands, marketing, personnel, operations, business performance or prospects; and

●	Business disruption, decline, or costs related to organizational changes, reductions in workforce, or other cost-cutting measures, or our failure to attract or retain key executive or employee talent.

Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business and results of operations.

Global economic uncertainties, including foreign currency exchange rates, affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. There can be no assurance that economic improvements will occur, or that they would be sustainable, or that they would enhance conditions in markets relevant to us.

The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment.

The trading price of our ordinary shares is likely to be volatile. We have a relatively small public float due to the relatively small size of our initial public offering, and the concentrated ownership of our ordinary shares among our executive officers, directors and greater than 5% stockholders. As a result of our small public float, our ordinary shares may be less liquid and have greater stock price volatility than the ordinary shares of companies with broader public ownership.

Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	changes in financial or operational estimates or projections;

●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. This volatility may prevent you from being able to sell your ordinary shares at or above the price you paid for them. If the market price of our ordinary shares after this offering does not exceed the price at which you purchase our ordinary shares, you may not realize any return on your investment in us and may lose some or all of your investment.

An investment in our ordinary shares is speculative and there can be no assurance of any return on any such investment.

An investment in our ordinary shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Future sales of ordinary shares, or the perception of such future sales, by some of our existing shareholders could cause the price of our ordinary shares to decline.

The market price of our ordinary shares could decline as a result of sales of a large number of shares of our ordinary shares in the market or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell ordinary shares in the future at a time and at a price that we deem appropriate.

From time to time, certain of our shareholders may be eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely subject only to the current public information requirement. Affiliates may sell subject to the Rule 144 volume, manner of sale (for equity securities), and current public information and notice requirements.

Because certain shareholders own a large percentage of our voting stock, other shareholders’ voting power may be limited.

As of May 7, 2025, three of our shareholders own or control approximately 30% of our outstanding ordinary shares. If those shareholders act together, they would have the ability to have a substantial influence on matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. As a result, our other shareholders may have little or no influence over matters submitted for shareholder approval. In addition, the ownership of such shareholders could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our ordinary shares. These shareholders may make decisions that are adverse to your interests.

We do not expect to pay dividends and investors should not buy our ordinary shares expecting to receive dividends.

We do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our ordinary shares if the price appreciates. You should not purchase our ordinary shares expecting to receive cash dividends. Since we do not pay dividends, in the absence of an orderly trading market for our ordinary shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not anticipate that we will pay dividends, we may have trouble raising additional funds which could affect our ability to expand our business operations.

There can be no assurances that our ordinary shares will not be subject to potential delisting if we do not continue to maintain the listing requirements of Nasdaq.

Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing (i.e., being de-listed from the Nasdaq), would make it more difficult for shareholders to sell our ordinary shares and more difficult to obtain accurate price quotations on our ordinary shares. This could have an adverse effect on the price of our ordinary shares. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our ordinary shares are not traded on a national securities exchange.

Our ordinary shares could be further diluted as the result of the issuance of additional ordinary shares, convertible securities, options, or warrants.

Our issuance of additional ordinary shares, convertible securities, options, and warrants could affect the rights of our shareholders, result in a reduction in the overall percentage holdings of our shareholders, could put downward pressure on the market price of our ordinary shares, could result in adjustments to conversion and exercise prices of outstanding notes and warrants, and could obligate us to issue additional ordinary shares to certain of our shareholders.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have opted for taking advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our ordinary shares.

Breaches of our online commerce security could occur and could have an adverse effect on our reputation.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography and cybersecurity, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. If any such compromise of the Company’s security were to occur, it could have a material adverse effect on the Company’s reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in the Company’s operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, security breaches could damage the Company’s reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company’s security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company’s business, results of operations and financial condition.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability, and integrity of our data. We may in the future experience cyberattacks and other unauthorized access attempts to our IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk or we may incur unforeseen costs impacting our financial position. Although we carry insurance covering cyber-attacks including ransomware, these coverages are subject to deductibles and self-insurance obligation, as well as caps on coverage that could be below the value of losses we could incur. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyberattacks and increase the stress on our technology infrastructure and systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

A failure of one or more of our key IT systems, networks, processes, associated sites or service providers could have a material adverse impact on our business operations, and if the failure is prolonged, our financial condition.

We rely on IT systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided and used by third-parties or their vendors, to assist us in the management of our business. The various uses of these IT systems, networks and services include, but are not limited to: hosting our internal network and communication systems; supply and demand planning; production; shipping our products to customers; hosting our brand websites and marketing products to consumers; collecting and storing customer, consumer, employee, shareholder, and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal or tax requirements; providing data security; and handling other processes necessary to manage our business.

Any significant disruption in or unauthorized access to our computer systems and other technology or those of our customers, partners and other third parties that we utilize in our operations, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, any of which could materially adversely impact our business.

Our operations, products, data and intellectual property are inherently at risk of loss, inappropriate access, or tampering by both insider threats and external bad actors. In particular, our operations face various cyber and other security threats, including attempts to gain unauthorized access to sensitive information, intellectual property, mission operations, systems and networks. Our systems (internal, customer and partner systems) and assets may also be subject to damage or interruption from natural and other disaster events or disruptions including hurricanes, floods, earthquakes, fires, other extreme weather conditions, epidemics or pandemics, acts of terrorism, power shortages and blackouts, aging infrastructures and telecommunications failures. In addition, insider threats, threats to the safety of our directors and employees, threats to the security of our facilities, infrastructure and supply chain and threats from terrorist acts or other acts of aggression could have a material adverse impact on our business.

 Our customers and partners (including our supply chain) face similar threats. Customer or partner proprietary, classified, or sensitive data and information transmitted to, from, or stored on our networks are at risk. Assets and intellectual property and products in customer or partner environments are also at risk. We also have risk where we have access to customer and partner networks and face risks of breach, disruption or loss as well. Our supply chain for products and services is becoming more diverse and therefore that risk is also growing.

While we have implemented reasonable measures consistent with government regulations aimed at reducing the risk of cyber threats as well as to help thwart bad actors and protect our data and our systems and assets, the techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent all unauthorized access, disruption, loss, or harm. Because of our desired data and intellectual property, we (and/or partners we use) may be an attractive target for such attacks. We cannot offer assurances, however, that future attacks will not materially adversely affect our business or reputation.

Unstable market and economic conditions caused by the ongoing conflict between the Ukraine and Russia, and Israel and Hamas, could have adverse consequences on our business, financial condition and results of operations.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions as a result of the ongoing conflict between the Ukraine and Russia and between Israel and Hamas, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. We could suffer inflationary pressure in our business such as through the increased costs of the supplies that we use to manufacture our products, bottling our bitters, and distributing our products to all our customers where we do business. Any such volatility and disruptions could have adverse consequences on us or the third parties upon whom we rely.

You should consult your independent tax advisor regarding any tax matters arising with respect to our ordinary shares.

All prospective purchasers of our ordinary shares are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership, and disposition of our ordinary shares.

Some of our directors and executive officers are non-residents of the United States and as a result, it may not be possible for shareholders to enforce civil liabilities against those directors and executive officers.

Some of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for stockholders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Innovation Beverage Group Limited (“IBG”) was incorporated in Australia pursuant to the Corporations Act of 2001 on April 20, 2018 as “Australian Boutique Spirits PTY LTD” and changed its name on May 2, 2022 to “Innovation Beverage Group PTY Limited”. Subsequently, on June 11, 2022, the Company converted from a proprietary company to a public limited company. Our registered office is located at 29 Anvil Road, Seven Hills, NSW 2147, Australia. Our main telephone number is +61 (02) 9620 4574. Since its beginning in 2018 as Australian Boutique Spirits Pty Ltd, IBG has been a committed innovator within the beverage industry.

IBG has three wholly-owned subsidiaries, IBG USA LLC, Reg Liquors LLC (d/b/a Wired for Wine), and Innovation Beverage Group USA Inc. On July 13, 2021, IBG formed Bevmart USA LLC, a Delaware limited liability company, and on July 8, 2022, we changed the name to IBG USA LLC. On November 3, 2021, IBG acquired 100% of the outstanding equity interests in Reg Liquors LLC, a New Jersey limited liability company formed on August 16, 2016. On October 28, 2024, we formed Innovation Beverage Group USA Inc., a Nevada corporation.

Our company commercial website address is www.innovationbev.com and our investors relations website address is investors.innovationbev.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

Our cash used in investing activities for equipment and intangible assets purchase in 2024, 2023 and 2022 are $0. The Company has sufficient manufacturing capacities.

B. Business Overview

We are a developer, manufacturer, marketer, exporter and retailer of a growing beverage portfolio of 70 formulation across 14 alcoholic and non-alcoholic brands. Our focus is on premium and super premium brands.

Innovation Beverage Group Limited has three wholly-owned subsidiaries, IBG USA LLC (“IBG USA”), Reg Liquors LLC (d/b/a Wired for Wine), and Innovation Beverage Group USA Inc. (“IBG USA INC”). IBG USA INC was formed for the purpose of importing, producing via co-packers, marketing and wholesaling the IBG owned portfolio of brands in the United States.

IBG USA INC began these activities since October 2024 with several distribution agreements with Republic National Distribution Company (“RNDC”) in California, Hawaii, Alaska, Nevada, Ohio and Washington states and with Houston’s Inc. in Oregon. IBG USA INC also has a sales and marketing agreement with Blue Ridge Wine & Spirits Inc., which covers all 50 U.S. states. Reg Liquors LLC, our e-commerce retailer of wines and spirits, which operated its own marketplaces, www.wiredforwine.com and www.bevmart.com, ceased operations during October 2024.

In October of 2024, we decided to focus our efforts on building our own brands in the United States and other export markets, and as a result we have ceased retailing of certain third-party brands via our retail websites, www.wiredforwine.com and www.bevmart.com for the United States. Our long term strategy to build and grow our owned brands, which we believe will lead to significant growth in our business. We will continue to retail third-party brands in Australia via our retail website www.bevmart.au. We are currently actively looking to divest the liquor license as well as all inventory held by Reg Liquors LLC due to this focus on IBG’s own brands.

Our flagship Australian Bitters Company (“ABC”) brand accounted for approximately 40% of our revenues in 2022 and 89% of our revenues in 2023 which reflects the revenue contribution by Wired For Wine after its acquisition in November 2021. In 2024 ABC accounted for 98%. By geographic market, our total revenues are:

	2024 (USD)	2023 (USD)	2022 (USD)
Australian Market	$2,931,243	$2,876,251	$1,965,734
U.S. Market (1)	$—	$271,512	$2,564,662
Total Revenue	$2,931,243	$3,147,763	$4,530,396

(1) Solely for the purpose of this chart, exports to the U.S. are included as revenue attributable to the U.S. market. IBG manages its business in two geographical segments, Australia and the United States, and for accounting purposes, the revenue allocation is different in our Notes to Consolidated Financial Statements given that the export sales to the U.S. Market as shown in this chart, represent revenue generated from sales to IBG’s customers or distributors located in the Australia Market, who in turn distribute the sale of those products onward to consumers in the U.S. Market.

The Australian Bitters Company (“ABC”) brand was launched in 2015 and developed as an Australian alternative to a well-known, nearly 200-year-old brand, Angostura Bitters. By the end of 2024, ABC had approximately 45% of the market share in Australia. We believe that the growth of ABC to its current position in the markets shows that ABC has become the first Australian-made challenger brand to Angostura Bitters. By way of distribution through Coca-Cola Europacific Partners (CCEP), Australia’s largest beverage distributor, ABC has managed to grow its market share substantially. CCEP has a distribution network that reaches over 90% of postcodes across Australia. As a brand in CCEP’s distribution network, we anticipate significant continued growth. ABC also has the home-field advantage of being locally produced in Australian rather than being an imported product.

Our Company relies on certain business relationships to manufacture and/or distribute different brand-name products. Among such relationships is our business with Sway Energy Corp. Our Chief Executive Officer, Chief Operating Officer and Chairman of our board of directors is Sahil Beri, who is the brother of Amit Beri, the Chief Executive Officer and a director of Sway Energy Corp. This family relationship presents a potential conflict of interest between the companies.

 The following chart summarizes the arrangements we have with respect to our different brand-name products. For a complete description about the related agreements, see “Item 4. Business Overview–Material Agreements.”

Brands	Summary	Governing Agreement	IP	Consideration/Royalty

Australis Gin	IBG owns this brand after repurchasing it from Sway Energy pursuant to the June 2021 Agreement.

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021 (“June 2021 Agreement”)

			IBG owns the intellectual property rights, including formulations, associated with the brand Australis Gin.	ABS paid USD$42,500 representing 100% of the costs and expenses incurred by Elegance as at that time in developing the Australis Gin beverage and brand
Twisted Shaker	IBG holds a royalty-free license to Twisted Shaker to manufacture, use and sell the product throughout the world, except the U.S., its territories and possessions.

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021

IBG sold its intellectual property rights, including related formulations, associated with the Twisted Shaker brand to Sway.

Sway granted IBG a royalty-free non-exclusive license to use its intellectual property rights associated with the Twisted Shaker brand to manufacture, use and sell Twisted Shaker throughout the world, except for the U.S., its territories and possessions, which are Sway’s exclusive territories. The license expires upon termination of the 2020 Manufacturing Agreement.

IBG received as consideration from Sway USD$10,000 for each of the formulations possessed by IBG with respect to the Twisted Shaker brand

IBG agreed with Sway to offset future royalties payable for Twisted Shaker to Sway in return for a royalty free right Sway to sell VOCO in the USA.

BitterTales

Sway owns this brand globally, but does not own the formulations.

With respect to formulations, IBG granted Sway a license to manufacture, use and sell all formulations of BitterTales within the USA and other countries located in Sway’s territories.

		Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance	IBG granted to Sway a non-exclusive, non-transferable, non-sublicensable license to make, use and sell all formulations with respect to the BitterTales brand of alcoholic products.	One-time upfront royalty payment in the amount of USD$40,000 paid on August 15, 2020

VOCO	IBG owns this brand and granted Sway a royalty-free license to use its intellectual property rights associated with VOCO to manufacture, use and sell the brand in the U.S., its territories and possessions.

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021

IBG granted Sway a royalty-free, non-exclusive, non-transferable, non-sublicensable license to the intellectual property rights associated with the VOCO brand to make, use and sell the brand in the U.S., its territories and possessions. The license expires upon termination of the 2020 Manufacturing Agreement.

Sway paid to IBG the paid-up sum of USD$200,000, in lieu of all current and future royalties due.

IBG agreed with Sway to offset future royalties payable for Twisted Shaker to Sway in return for a royalty-free right for Sway to sell VOCO in the U.S.

Australian Bitters Company

Within Australia, CCEP owns the right to distribute the Australian Bitters Company brand and IBG has the exclusive right to manufacturer the product.

Outside Australia, IBG owns the brand and has the right to manufacture and distribute Australian Bitters Company products. With respect to the U.S., its territories and possessions, IBG has a distribution arrangement with Sway whereby Sway pays USD$60 per case.

● Europa and CCA 2016 Manufacturing Agreement dated Dec. 22, 2016, which terminates on Dec. 31, 2031

● Deed of Novation, date July 2, 2018

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021

IBG sold its right, title and interest to all brands, line extensions, and flavor line extensions associated with the Australian Bitters Company brand to Sway for sale and distribution in the U.S., its territories and possessions.

Sway distributes Australian Bitters Company products in the U.S. for IBG.

Sway pays USD$60 per case of Australian Bitters Company products Sway and IBG terminated all agreements and sway no longer purchases products from IBG.
Cheeky Vodka and flavor variants Coventry Estate Gin and flavor variants Geo Liqueurs in multiple variants Cheeky Espresso Martini in multiple variants	IBG owns and manufactures these brands.

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021

		IBG owns and manufactures these brands, as well as the BevMart.com.au website and business.	IBG paid as consideration to Sway USD$188,630.41, which represented 100% of the fully burdened costs and expenses incurred by Sway in developing the website and developing and creating formulations for each of the brands.

Our goal is to increase our market share in the $800 million global market for bitters. Our partnership with Coca-Cola Europacific Partners (NASDAQ: CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively manufacture ABC bitters for distribution in Australia is a key component of this strategy. We retain distribution rights for ABC bitters outside Australia and are actively negotiating new distribution arrangements for new markets.

Our direct-to-consumer (DTC) distribution channel is a network of eCommerce platforms: www.bevmart.com.au and www.drummerboy.com. We launched BevMart.com.au in Australia in May 2021 Our Drummerboy brand is offered through its own DTC website, www.drummerboy.com. We offer our brands, as well as other brands, through our eCommerce platforms. (Our previous eCommerce platforms, www.bevmart.com, www.wiredforwine.com, have ceased retailing third-party brands.)

In 2021, we introduced a new non-alcoholic spirit brand called Drummerboy, our first entry into the growing non-alcoholic beverage market. No-and-Low Alcohol products are becoming increasingly accepted as a lifestyle and societal norm, making it more accessible and approachable for consumers. The market value of no/low alcohol in key global markets in 2021 was just under USD$10 billion. With a direct to consumer (DTC) retail price per bottle of AUD$50 (approximately USD$35) and via manufacturing efficiencies through in-house manufacturing, we have a margin of approximately 80% when selling Drummerboy through its own www.drummerboy.com website in a DTC sale.

We have launched Twisted Shaker, our first entry in the bottled cocktail market, in Australia. The pre-batched cocktail market grew significantly during the beginning of the COVID pandemic with consumers loving the convenience and cost efficiency of this type of product. Twisted Shaker cocktails are full-strength, high-quality bottled cocktails. We launched Twisted Shaker in the U.S. in November 2022. Currently, we are in the process of identifying distributors in Australia and the U.S.

IBG eCommerce

* Depicted in this image are products we distribute through our eCommerce websites on behalf of customers as well as our Twisted Shaker and Drummerboy products.

Bevmart AU

Bevmart is a vertically integrated, direct-to-consumer spirits website for Australian Boutique Spirits. Bevmart specializes in exclusive spirits and imported celebrity brands for the Australian market. Bevmart offers a range of 50 SKUs (primarily our produced products) with the objective to expand this range significantly by end of our 2025 fiscal year.

Competitive Market

Spirits are driving the most growth in both premium and mainstream categories of the packaged liquor market since 2020, with younger premium customers showing the strongest overall growth than any other segment.

For premium customers, gin, liqueurs and tequila show the highest growth in the spirits category with seltzers and gin-based premix leading the premix category. The opportunity exists to capitalize on the younger premium segment through optimized channel targeting, customer service and range extension.

Strengths

●	Exclusive, award winning and unique product range.

●	Product range, website and customer service highly rated with an average star rating of 4.65/5 for product and 4.72/5 for website and customer service.

●	Offers same day delivery in Sydney metro.

●	Competitive pricing.

Weaknesses

●	Branding and range does not all reflect premium positioning.

●	Small range limits revenue growth.

●	Single warehouse location limits our ability to offer pick up across major cities.

●	Exclusiveness can be hard to secure for small or new brands.

Opportunity

●	Range expansion through exclusive agreements and parallel importing to cover more categories to increase revenue.

●	Create corporate and gifting destination.

●	Expert validation of product quality through award shows.

●	Expand same day delivery to other major cities in Australia.

●	Leverage technology to solve customer pain points.

Challenges

●	Celebrity product range could be picked up by competitors, diluting the brand proposition.

Drummerboy

Drummerboy, our non-alcohol spirits brand, is sold direct to consumer (DTC) through www.drummerboy.com, which is managed by IBG directly. We have operational efficiencies when selling our Drummerboy non-alcoholic spirits directly to end users/customers. Drummerboy.com also has the advantage of cross marketing this website to existing loyal customers across the other marketplaces already in revenue. Additionally, we will have efficiencies of scale in our digital, native, influencer, and direct marketing strategies with all websites managed and controlled by one centralized team and agency partnership. IBG will continue to grow Drummerboy in new markets with a DTC channel priority.

Wired For Wine.com and BevMart USA

Reg Liquors LLC, our e-commerce retailer of wines and spirits, which operated its own marketplaces, www.wiredforwine.com and www.bevmart.com, ceased operations during October 2024. Wired For Wine.com was our packaged wine website offering quality wines at highly competitive prices with incentivized free delivery on certain purchases. Bevmart U.S.A was our direct-to-consumer spirits platform in the U.S. market, specializing in exclusive spirits and celebrity brands.

In October of 2024, we decided to focus our efforts on building our own brands in the United States and other export markets, and as a result we have ceased retailing of certain third-party brands via our retail websites, www.wiredforwine.com and www.bevmart.com for the United States. Our long term strategy to build and grow our owned brands, which we believe will lead to significant growth in our business. We will continue to retail third-party brands in Australia via our retail website www.bevmart.au. We are currently actively looking to divest the liquor license as well as all inventory held by Reg Liquors LLC due to this focus on IBG’s own brands.

eCommerce Advantages

Technological Advantages

Both of our eCommerce brands - www.bevmart.com.au and www.drummerboy.com - are built on Shopify, including their front ends. While there are some customization restraints (ones that are not currently needed), Shopify provides a best-in-class, low-cost solution for our direct-to-consumer functionality needs. Its native features and a large library of app integrations significantly reduce our development costs and allow us to be nimble in an ever-changing digital landscape.

As we scale the brands, there may be a need for additional front end customizations in which we would adopt a headless e-Commerce architecture (custom front end) utilizing Shopify’s back end.

Operational Advantages

IBG has vertically integrated manufacturing, import, sales and marketing company with a focus on direct-to-consumer (DTC) enabling complete capture of the value chain. Our eCommerce and product team consists of members with extensive beverage industry experience garnered at some of the world’s largest alcohol companies, such as Endeavour Drinks Group (Australia’s largest liquor online and brick-and-mortar retail group), Treasury Wine Estates (Australia’s largest wine company and one of the world’s largest wine companies) and Anheuser-Busch InBev (the world’s largest brewer).

IBG’s leased warehouse in Sydney and New Jersey provide logistical advantages for the distribution for our products and those of our clients to nearby large population centers.

Cost Advantages

IBG’s product portfolio is focused on bitters, light spirits and non-alcoholic spirits, which have short manufacturing times. As a result, IBG is more capital efficient as compared to dark spirit manufacturers (e.g. whisky, brandy, etc.), which often require aging in barrels for years before being sold.

With regard to our eCommerce, the flat structure helps to reduce our operating expenses (as we have one digital marketing agency and web development team) and duplication of work. The structure also leverages the team’s experience and capabilities across our eCommerce banners. Owned products, such as Drummerboy and Twisted Shaker, and distribution deals (i.e. Drake’s Virginia Black) allows us to retain margin and push exclusiveness as a competitive difference through our DTC banners (i.e. Bevmart).

IBG Bitters Products

We produce a range of award-winning Bitters at our distillery and beverage manufacturing facility in Seven Hills, NSW Australia. Our BitterTales Aromatic Bitters was a Gold Medal winner at the 2021 L.A. Spirits Awards and Platinum Medal winner at the 2020 L.A. Spirits Awards. Our product also won Best In Show of the 2020 L.A. Spirits Awards. Our bitters that we manufacture as the Australian Bitters Company, was awarded Gold and Silver medals at the 2018 International Wine and Spirit Competition (IWSC), as well as two Silver Medals at the 2018 L.A. Spirits Awards.

In Australia, our Bitters are predominantly sold to Coca-Cola Europacific Partners (CCEP) under a long-term Australian contract, which expires 2033, in Australia (in 2021, our previous distributor, Coca-Cola Amatil Limited, merged with CCEP). The balance of our Bitters’ sales is exported. Bitters for our Company as a manufacturer and brand owner is a highly profitable category with a gross profit margin of approximately 80%. All of our Bitters are manufactured at our distillery and beverage manufacturing facility in Seven Hills, NSW Australia.

IBG is in discussions with global distribution partners in Europe, Asia and the Americas for its Bitters brands. BitterTales is another successful Bitters product manufactured by IBG.

On July 31, 2020, the Company (formerly known as Australian Boutique Spirits Pty Ltd) and Sway Energy Corp. (formerly known as Elegance Brand, Inc.) (“Sway”) entered into a Manufacturing, Supply and License Agreement, as amended on March 10, 2021, June 14, 2021 and October 21, 2022 (“2020 Manufacturing Agreement”). For further details about the 2020 Manufacturing Agreement, please see “Item 4. Business Overview–Material Agreements.”

Target Market Size

The global bitter market has grown rapidly over the last few years with a global market of around $800 million. Innovation, consumer trends and marketing has led to increases in the category

The global Cocktail Bitters category has experienced growth in 2024 with a focus on premium cocktails and consumer trends. The category is expected to continue to grow in the future driven by innovation, market acceptance and consumer trends.

Competitive Market

The global bitters market has grown rapidly over the last few years with a global market size of around US$800,000,000. Innovation, consumer trends and marketing has led to category increases. Before the COVID-19 pandemic, the category was more or less evenly split by on and off-premise channels, given market differences. However, with the decline of the on-premise channel, the off-premise channel managed to grow and offset losses, particularly with the help of eCommerce. Many brands were able to pivot and transition efforts to online sales, which has helped to drive interest in the category alongside the rise of the ‘Home Premise’ and at home cocktail making during lockdowns.

Competitive Analysis

Angostura continues to lead the global Cocktail Bitters category, followed by Peychaud’s and Australian Bitters Co., all of which saw growth in 2020. Several other brands, including Fee Brothers, Bittermen’s, The Bitter Truth, and many more, were impacted in 2020 given their on-premise presence. However, quite a few of these brand owners have managed to adapt during the pandemic and shift their businesses to off-premise, as well as expand their distribution to more markets. It is expected they will return to growth alongside the category.

The US continues to be the dominant cocktail bitters market followed by Australia, Trinidad & Tobago, UK then France, which are the five largest markets globally. According to Angostura Holdings 2024 annual report, Angostura bitters accounts for 90% of the global bitters market. According to The Spirits Business, a well reputed beverage alcohol publisher, Angostura bitters is available in 170 countries worldwide. They also reported that Angostura holdings sales exceeded US$1 billion in 2022 with bitters accounting for 54% of their revenue.

Strengths

●	Iconic packaging- proprietary bottle, screen printed bottle provides unique and remarkable look and feel

●	All natural ingredients

●	Great value offer versus Angostura

●	Small size allows IBG to be nimble and adapt quickly to changes in the market with new packaging format, sizes and flavors

●	CCEP distribution machine in Australia

Weaknesses

●	Consumer awareness in Australia

●	Growth in the U.S. will require obtaining a large distributor

Opportunity

●	Innovation into bigger bottles (500ml) and smaller bottles (50ml) to increase the occasions where cocktail bitters may be utilized as an ingredient and, therefore, increase sales. For example, a smaller 50ml bottle may become an affordable yet impulse purchase option for a consumer purchasing a basket of beverages for a party as they may be more inclined to purchase a smaller bottle of our bitters in their basket mix.

●	Strengthen association with cooking

●	Be the “go to” bitters for mocktails (non-alcohol cocktails are commonly referred to as mocktails)

Challenges

●	Market size and scale of Angostura, particularly if they drop price.

No-and-Low Alcohol Drummerboy

Drummerboy is a delicious range of non- alcoholic spirits for those that want to forge their own path.

No-and-Low Alcohol products are becoming increasingly accepted as a lifestyle and societal norm, making it more accessible and approachable for consumers. Many new No-and-Low Alcohol (No/Low Alcohol) products are starting to use more natural ingredients, as well as botanicals and bitter flavors as consumers needs and palettes are evolving with the larger health and wellness trend. As a result, there is an opportunity to offer a low-ABV pre-packaged offering made with Cocktail Bitters to tap into the growing ready to drink (RTD) trend of Hard Seltzers and Spritzes. Additionally, the category lines between No Alcohol RTDs and Mixers are starting to blur with big corporations starting to tread into adjacent categories (e.g. Coca-Cola, Pepsi, and Molson Coors) offering premium mixers to tap into the growing soda cocktail trend.

Target Market Size

The market size of No/Low Alcohol is 349.2 million 9L cases or USD$9.9 billion in market value. The expected CAGR from 2021-25 is 8.0% or an enormous 126.4 million 9L cases.

The biggest market for No/Low spirits is the U.S. (719,000 9 Liter Equivalent (LE)), France (515,000 9LE), UK (319,000 9LE), Germany (176,000 9LE), and Australia (63,000 9LE).

Competitive Analysis

No market share data is available for this new category. However, evidence of its attractions can be shown by the market leader, Lyre’s, which closed a funding round of £20m in November 2021 that valued the business at £270m, up from a valuation of £100m earlier the same year.[1] According to Lyre’s founder Mark Livings in 2021, the business has expanded to 60 countries and was on track to generate £50m in 2021.[2]

[1] BusinessWire, “Lyre’s Hits £270 Million Valuation in Category’s Largest Funding Round To-Date” (November 15, 2021).

[2] The Spirits Business, “Lyre’s on track to reach $1bn valuation” (November 15, 2021).

Drummerboy Website

Drummerboy will have its own transactional website for below reasons:

●	Allows for greater storytelling capability with more room for content

●	Not subject to online alcohol restriction rules by government and marketing platforms

●	Greater targeting for paid and owned marketing channels

We will also utilize the same logistics back end as Bevmart in Australia.

 Competitive Market

Online competition will be focused on DTC non-alcohol brands like market leader Lyre’s, Seedlip and online (packaged alcohol and non-alcoholic) retailers carrying a non-alcoholic spirits category.

While technically competitors, we anticipate that packaged alcohol and non-alcoholic retailers in the market, such as Dan Murphy’s, First Choice, and Sans Drinks in Australia, will organically grow the Drummerboy website traffic and revenue once the products are ranged at these retailers.

We believe that due to the increased brand awareness, paid media spend (from retailers) and, through our experience, Google’s tendency to rank brand and supplier websites higher over retailers*. (*Not guaranteed. Website must have good Search Engine Optimization (SEO) practices and consistent fresh content for us to take advantage of the google algorithm.)

Strengths

●	Drummerboy Brand - unique positioning encouraging people to rise above peer pressure and stay off the drink when they want too.

●	Packaging- memorable name and unique brand iconography.

●	Ability to expand globally quickly with 3-tier compliant retailers already established in the U.S.

Weaknesses

●	Consumer awareness

●	Distribution

●	Warehouse locations limits our ability to offer Pick up.

Opportunity

●	Create a destination for mocktail recipe content online.

●	Partner with dark warehouse, a fully automated warehouse, and several fast commerce businesses that use applications (apps) that offer 10-minute delivery in cities to reach a fast-growing audience online where our competitors are not. Milkrun and Go Puff are examples of such businesses.

●	Validate quality of product through award shows.

●	Expand globally to No and Low Alcohol key markets

●	Build the brand via strong and relevant marketing

Challenges

●	Convenience commerce models and third-party marketplaces will continue to dominate the online space. However, we should look to partner with these brands as they are an opportunity to reach a larger audience.

●	Range and category expansion from market leaders.

●	Minimal regulation (compared to alcohol) makes market entry easier.

Sources and Availability of Raw Materials

Our use of raw materials mainly includes herbs, bottles, and labels. We maintain, and seek to continue maintaining, strong and long-term relationships with our major raw material vendors to create a stable supply of such materials . We forecast raw material purchase at a minimum of 6 months in advance which allows us to control supply chain disruptions and avoid price volatility.

Supply Chain Disruptions

Supply chain disruptions have become a constant source of stress for many beverage companies with global footprints like IBG. Any disruption along the supply chain can disrupt plant operations, production schedules, logistics, and the customer experience. IBG was impacted by the supply chain disruption due to:

●	transportation delay for some materials (e.g., bottles) purchased from certain areas such as China;

●	shipping container shortage that postponed the export of our BitterTales products to the United States;

●	labor shortages internally and externally due to COVID-associated sick and carer leaves; and

●	customer demand drops and surges.

While not every disruption can be avoided, many of them can be managed. Preparation and planning are vital for businesses that want to avoid delays and shutdowns now and in the future. IBG’s management has been working on different aspects to strengthen the resilience of our supply chain. IBG’s key actions include:

●	establishing more robust sales and operations planning to monitor customer demand, raw material availability and labor scheduling;

●	optimize inventory and freight process by implementing a new warehouse management system;

●	renegotiating the manufacturing agreements with main customers by passing the logistic responsibilities from IBG to the buyers;

●	diversify the supply networking to avoid heavy reliance on a certain supplier or suppliers from one certain area; and

●	encourage flexible and remote working arrangements to improve productivity and minimize employee turnover.

Seasonality

Our business does not experience significant seasonality.

Material Agreements

Deed of Novation

Europa International Pty Ltd. (“Europa”), Coca-Cola Amatil (Australia) Pty Ltd (succeeded by Coca-Cola Europacific Partners, “CCA”) and Australian Boutique Spirits Pty Ltd (“ABS”) entered into a novation agreement on July 2, 2018 (“Europa-CCA-ABS Novation Agreement”). Pursuant to the Europa-CCA-ABS Novation Agreement, we have been assigned Europa’s rights and obligations under the Manufacturing Agreement entered into December 22, 2016; the Manufacturing Agreement dated June 9, 2017, the Intellectual Property Assignment Agreement, the Intellectual Property Co-Existence Deed, and the Deed Poll. As such, the following Manufacturing Agreements of 2016, 2017, and the Notice Under Manufacturing Agreement all fall within the scope of the Deed of Novation.

2016 Europa Manufacturing Agreement

On December 22, 2016, Europa and CCA entered into a Manufacturing Agreement (“2016 Europa Manufacturing Agreement”) that began on January 1, 2017. The 2016 Europa Manufacturing Agreement is effective until December 31, 2031, unless terminated earlier for cause.

In the 2016 Europa Manufacturing Agreement, CCA appointed Europa to manufacture bitters of all flavors produced by Europa, or any product bearing the AUSTRALIAN BITTERS Brand and granted Europa an exclusive, non-transferable, royalty free license to use the AUSTRALIAN BITTERS intellectual property in the territory to the extent needed to manufacture the products. Specifically, the products include (a) 250 mL bottle of Australian Bitters supplied in a case of 12 and (b) 125 mL bottle of Australian Bitters supplied in a case of 12. The territory consists of Australia, New Zealand, and Fiji. CCA must pay Europa within 20 business days of the end of the month in which Europa sends CCA the invoice for products delivered to them. Additionally, in consideration of CCA’s providing marketing services, Europa agreed to pay CCA a contribution amount on all products receipted by CCA from time to time. The aggregate payment may not exceed 50% of the direct marketing expenditure.

While the agreement was originally exclusive in the Commonwealth of Australia, the Commonwealth of New Zealand and the Republic of Fiji, now, since neither CCA nor any of its related parties supplied any products to any customer located in New Zealand or Fiji by January 1, 2019, both Fiji and New Zealand ceased being considered territories. As such, we are able to expand our markets.

Notice Under 2016 Europa Manufacturing Agreement

On January 9, 2019, we sent a letter to CCA regarding the 2016 Agreement. We notified CCA, in accordance with clause 1.1 of the 2016 Agreement, that we would now be able to import, sell, allow or procure any third party to sell, any products to any person within New Zealand and Fiji. We are able to sell in these territories because neither CCA nor any of its related parties have supplied any products to any customer located in Fiji or New Zealand from the start date of the 2016 Agreement to January 1, 2019.

Manufacturing, Supply and License Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc. dated July 31, 2020, as amended (“2020 Manufacturing Agreement”) by that certain Amendment Agreement dated March 10, 2021 (“March 2021 Amendment Agreement”), that certain Termination of BevMart Agreement and Amendment to Manufacturing Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc. dated June 14, 2021 (“June 2021 Amendment Agreement”) and that certain Amendment Agreement dated October 21, 2022 (“October 2022 Amendment Agreement”)

On July 31, 2020, IBG and Elegance Brands, Inc. (now known as Sway Energy Corp.) (“Sway”) entered into a manufacturing, supply and license agreement whereby IBG agreed to manufacture and sell Covered Products (as defined below) to Sway. Subsequently on March 10, 2021, June 14, 2021 and October 21, 2022, sections of the agreement were amended by that certain March 2021 Amendment Agreement, the June 2021 Amendment Agreement and the October 21, 2022 Amendment Agreement.

The term of the 2020 Manufacturing Agreement is such that at its initial execution in July 2020, the initial term was July 31, 2020 through July 21, 2022 pursuant to a 24-month initial term period. The March 10 Amendment Agreement changed the initial term from a 24-month initial term period to a 36-month initial term period. As a result of the amendment, the initial term period of the 2020 Manufacturing Agreement was July 31, 2020 through July 31, 2023, at which time the term automatically renewed for 24 months to July 31, 2025. Each subsequent term may be automatically renewed for up to 24 months, unless either party provides written notice of non-renewal.

A description of the material terms of the 2020 Manufacturing Agreement follows. “Covered Products” means the individual and collective reference to (a) the alcoholic drinks and Formulations sold as (i) each of the BevMart Brands, (ii) BitterTales, (iii) Cocktail Bitters, (iv) VOCO and (v) Australian Bitters Company. “BevMart Brands” means the individual brands and line extensions of: (a) Cheeky Vodka and flavor variants, (b) Coventry Estate Gin and flavor variants, (c) Geo Liqueurs in multiple variants, (d) Cheeky Espresso Martini in multiple variants., and (e) all future brands developed by Sway which ABS determines to offer for sale on the BevMart websites www.bevmart.com and www.bevmart.com.au.

Pursuant to the 2020 Manufacturing Agreement, Sway purchases Covered Products from IBG, who manufactures and sells such products in accordance with purchase orders received from Sway. Sway also provides its best projections and estimates as to the quantity, in units and cases, of each of the Covered Products that Sway will need to purchase from IBG for the next succeeding 90 days. Based on such projections, IBG maintains sufficient manufacturing capacity, stocks of raw materials and packaging to enable it to meet such requirements.

During a requisite 12 month period following July 31, 2020, IBG had the right, but not the obligation, to manufacture and sell to Sway all new alcoholic products branded under Sway’s intellectual property rights and to be sold or distributed by Sway in its territory, meaning, only the U.S., its territories and possessions with respect to the Australian Bitters Company Covered Products and VOCO covered products, and the rest of the world with respect to all other Covered Products. Sway accepted IBG’s exercise of such right; consequently, IBG gained the right to manufacture and sell other new products in addition to the Covered Products.

The 2020 Manufacturing Agreement may be terminated by either party for cause. Sway may terminate by providing written notice to IBG: (a) if IBG repudiates or threatens to repudiate, any of its obligations under this Agreement; (b) except as otherwise specifically provided under Sway’s right to terminate for cause, if IBG is in material breach of, or threatens to breach, any material representation, warranty or covenant of IBG under this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by IBG within a commercially reasonable period of time under the circumstances, in no case exceeding sixty (60) days following IBG’s receipt of written Notice of such breach; (c) if IBG repeatedly fails to, or threatens not to, timely deliver Covered Products conforming to the requirements of, and otherwise in accordance with, the terms and conditions of this Agreement; (d) if IBG (i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due, (ii) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, (iii) makes or seeks to make a general assignment for the benefit of its creditors, or (iv) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business; (e) if IBG fails to provide Sway, within a commercially reasonable time after Sway’s request (but in no case exceeding 30 days after such request) with adequate and reasonable assurance of IBG’s financial and operational capability to perform timely any of IBG’s obligations under the 2020 Manufacturing Agreement; (f) if, as a result of any repeated and material breach by IBG of any of its obligations under this Agreement, Sway’s customer requires that Sway obtain another supplier of Covered Products; (g) if IBG takes any action, or fails to take any action, required under this Agreement or any other agreement between Sway and IBG, or as reasonably requested by Sway, the result of which is an imminent interruption or delay, or the threat of an imminent interruption or delay, in any production at any of Sway’s or its customer’s manufacturing facilities; (h) if, without obtaining Sway’s prior written consent, (i) IBG sells, leases or exchanges a material portion of IBG’s assets, (ii) IBG merges or consolidates with or into another Person (as defined in said agreement), other than Sway, or (iii) a change in Control (meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person (as defined in said agreement), whether through the ownership or voting securities, by contract, or otherwise) of IBG occurs; or (i) upon the occurrence of any other event constituting grounds for termination set forth in under the 2020 Manufacturing Agreement.

Any termination under Sway’s right to terminate for cause will be effective on IBG’s receipt of Sway’s written notice of termination or such later date (if any) set forth in such termination notice. Upon the occurrence of any of the events described under Sway’s right to terminate for cause, Sway may, in addition to any of its other rights to suspend performance under the 2020 Manufacturing Agreement or applicable law, immediately suspend its performance under all or any part of such agreement, without any liability of Sway to IBG, and, notwithstanding anything to the contrary contained in such agreement Sway may, at its election, recover any and all direct and indirect actual and incidental damages (but not including consequential damages) and costs (including attorneys’ and other professionals’ fees and costs), expenses and losses incurred by Sway as a result of any event described under Sway’s right to terminate for cause or any breach of the 2020 Manufacturing Agreement by IBG.

With respect to IBG, the Company has a right to terminate the 2020 Manufacturing Agreement for cause by providing written notice to Sway: (a) if Sway is in material breach of any material representation, warranty or covenant of Sway under said Agreement, and either the breach cannot be cured or, if the breach can be cured, it is not cured by Sway within a commercially reasonable period of time, in no case exceeding sixty (60) days, after Sway’s receipt of written notice of such breach; or (b) if Sway (i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due, (ii) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, (iii) makes or seeks to make a general assignment for the benefit of its creditors, or (iv) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

Any termination by IBG will be effective on Sway’s receipt of IBG’s written notice of termination or such later date (if any) set forth in such notice.

Immediately upon the effectiveness of a notice of termination delivered by Sway to IBG, IBG shall promptly, unless otherwise directed by Sway, and subject to IBG’s obligation provide resourcing cooperation: (i) terminate all performance under the 2020 Manufacturing Agreement and under any outstanding purchase orders; (ii) transfer title and deliver to Sway all Covered Products produced and paid for pursuant to the 2020 Manufacturing Agreement prior to effectiveness of the notice of termination; and (iii) return to Sway all bailed property and any other property furnished by or belonging to Sway or any of Sway’s customers, or dispose of such bailed property or other property in accordance with Sway’s instructions (provided that Sway will reimburse IBG for the actual, reasonable costs associated with such disposal). The expiration or termination of the then-current term will not affect any rights or obligations of Sway or IBG that: (i) come into effect upon or after termination or expiration of the 2020 Manufacturing Agreement; or (ii) otherwise survive the expiration or earlier termination of such agreement pursuant to its terms and were incurred by the parties prior to such expiration or earlier termination. Upon the expiration or earlier termination of the 2020 Manufacturing Agreement, each party shall: (i) return to the other party all documents and tangible materials (and any copies) containing, reflecting, incorporating or based on the other party’s confidential information, and not retain any copies thereof; (ii) permanently erase all of the other party’s confidential information from its computer systems, except for copies that are maintained as archive copies on its disaster recovery and/or information technology backup systems, Sway and IBG each shall destroy any such copies upon the normal expiration of its backup files; and (iii) upon the other party’s written request, certify in writing to such other party that it has complied with the termination requirements. Termination of the 2020 Manufacturing Agreement will not constitute a waiver of any of the terminating party’s rights or remedies/either party’s rights, remedies or defenses under said agreement, at law, in equity or otherwise.

Subject to price adjustments, including a favored nations price adjustment herein described, Sway purchases the Covered Products according to the following pricing schedule: (a) for all Covered Products, other than Cocktail Bitters, (i) IBG’s actual manufacturing cost for each of the Covered Products, plus (ii) 54% of the manufacturing cost for such Covered Products; and (b) for Cocktail Bitters, the same price per case as IBG charges to and receives from its largest customer, Coca-Cola Europacific Partners, which is equal to or less than AUD$81.75 per case. If a price adjustment is warranted (a) for Covered Products, other than Cocktail Bitters, as a result of IBG’s increased manufacturing costs, or (b) for Cocktail Bitters, as a result of IBG’s increased pricing to Coca-Cola Europacific Partners, IBG shall provide Sway with evidence, reasonably acceptable to Sway, of such increased manufacturing costs or increases prices charged to Coca-Cola Europacific Partners, as applicable. Applicable price adjustments are effective immediately for all purchase orders not yet accepted by IBG. If at any time during the then-term, either (a) Sway demonstrates to IBG that Sway is able to purchase from one or more unaffiliated third party sources similar quantities of Covered Products on similar delivery dates and delivery terms, either at lower prices or on more favorable payment terms than those earlier stated, or (b) IBG charges any other buyer of similar quantities of Covered Products on similar delivery date and delivery terms, a lower price, or agrees to payment terms that are more favorable to such buyer than those set forth in the agreement for the same Covered Products, IBG shall adjust its pricing and apply that lower price and more favorable payment terms to all same or similar Covered Products covered by 2020 Manufacturing Agreement and under applicable purchase orders, statements of work or invoices (the “Favored Nations Price Adjustment”). Sway is entitled to a Favored Nations Price Adjustment on one occasion only during each Anniversary Year (meaning the period from August 1 through July 31) and it shall apply only to sales and purchases of Covered Products in the next succeeding Anniversary Year. If IBG fails to provide Sway with a Favored Nations Price Adjustment to which it may be entitled, Sway may, at its option, in addition to all of its other rights under this Agreement or at law, terminate this Agreement without liability to IBG.

Upon termination of the 2020 Manufacturing Agreement, two licenses granted thereunder will expire: (i) IBG’s royalty-free license to Twisted Shaker to manufacture, use and sell the product throughout the world, except the U.S., its territories and possessions; and (ii) Sway’s royalty-free license to use the intellectual property rights associated with VOCO to manufacture, use and sell the brand in the U.S., its territories and possessions.

The June 2021 Amendment Agreement also terminated a Management, Supply and License Agreement between IBG and Sway dated December 31, 2020. Under the terms of such agreement. IBG obtained the sole and exclusive right to own and operate the BevMart business in Australia, including its website and the BevMart Brands.

The June 2021 Amendment Agreement also set forth the intellectual property arrangements between IBG and Sway, which are described in the chart below. The chart also reflects amendments under the October 2022 Amendment Agreement. Pursuant to the October 2022 Amendment Agreement, a purchase option previously granted by IBG to Sway whereby, within 90 days following the termination of the 2020 Manufacturing Agreement for any reason other than an automatic termination or termination by IBG for Cause as provided therein, Sway held a purchase option to acquire the formulations, but no intellectual property rights, of Australian Bitters Company for USD$2,000,000 (along with those for BitterTales). The October 2022 Amendment removed the purchase option and the exclusivity of certain licenses granted to Sway with respect to the Australian Bitters Company, BitterTales and VOCO brands.

Australis Gin	IBG owns the intellectual property rights, including formulations, associated with the brand Australis Gin.	ABS paid USD$42,500 representing 100% of the costs and expenses incurred by Elegance as at that time in developing the Australis Gin beverage and brand
Twisted Shaker

IBG sold its intellectual property rights, including related formulations, associated with the Twisted Shaker brand to Sway.

Sway granted IBG a royalty-free non-exclusive license to use its intellectual property rights associated with the Twisted Shaker brand to manufacture, use and sell Twisted Shaker throughout the world, except for the U.S., its territories and possessions, which are Sway’s exclusive territories. The license expires upon termination of the 2020 Manufacturing Agreement.

IBG received as consideration from Sway USD$10,000 for each of the formulations possessed by IBG with respect to the Twisted Shaker brand

IBG agreed with Sway to offset future royalties payable for Twisted Shaker to Sway in return for a royalty free right Sway to sell VOCO in the USA.

VOCO

IBG granted Sway a royalty-free non-exclusive, non-transferable and non-sublicensable license to the intellectual property rights associated with the VOCO brand to make, use and sell the brand in the U.S., its territories and possessions. The license expires upon termination of the 2020 Manufacturing Agreement.

Sway paid to IBG the paid-up sum of USD$200,000, in lieu of all current and future royalties due.

IBG agreed with Sway to offset future royalties payable for Twisted Shaker to Sway in return for a royalty-free right for Sway to sell VOCO in the U.S.

Australian Bitters Company

Within Australia, CCEP owns the right to distribute the Australian Bitters Company brand and IBG has the exclusive right to manufacturer the product.

Outside Australia, IBG owns the brand and has the right to manufacture and distribute Australian Bitters Company products. With respect to the U.S., its territories and possessions, IBG has a distribution arrangement with Sway whereby Sway pays USD$60 per case.

Elegance pays USD$60 per case of Australian Bitters Company products.
Cheeky Vodka and flavor variants Coventry Estate Gin and flavor variants Geo Liqueurs in multiple variants Cheeky Espresso Martini in multiple variants	IBG owns and manufactures these brands (the BevMart Brands), as well as the BevMart.com.au website and business.	IBG paid as consideration to Sway USD$188,630.41, which represented 100% of the fully burdened costs and expenses incurred by Sway in developing the website and developing and creating formulations for each of the brands.

Loan Agreement between Australian Boutique Spirits Pty Ltd and Amit Beri as of June 30, 2021, as novated to Meena Beri on December 27, 2021

On June 30, 2021, ABS and Amit Beri entered into an unwritten loan agreement for the aggregate amount of AUD$2,853,105 for loans received from the Company between January 2020 through such date (the “Beri Loan”) bearing an interest rate of 4.52%. The repayment term was such that in lieu of a cash payment by Mr. Beri to ABS, ABS would offset the loan against the dividend declared for the period to June 30, 2021. In accordance with the Corporations Act (Cth), the Board declared a dividend of AUD$2,138,610 from ABS’ historical retained earnings as of June 30, 2021 and offset the dividend against the loan owing from Mr. Beri.

Subsequently on December 27, 2021, ABS, Mr. Beri and Meena Beri entered into a novation agreement (“Novation of Debt Agreement”) whereby the Beri Loan was novated to Ms. Beri such that the repayment of the remaining balance of AUD$960,759.60 was assumed by Ms. Beri, which is repayable upon demand by ABS.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We sell our products under trademarks, which we own or use under license. The chart below sets forth the intellectual property we own or license.

Brands	Summary	IP
Drummerboy	IBG owns this brand.	IBG owns all intellectual property rights, including formulations, associated with the brand Drummerboy.

Australis Gin	IBG owns this brand after repurchasing it from Sway Energy pursuant to the June 2021 Agreement.	IBG owns the intellectual property rights, including formulations, associated with the brand Australis Gin.
Twisted Shaker	IBG holds a royalty-free license to Twisted Shaker to manufacture, use and sell the product throughout the world, except the U.S., its territories and possessions.

IBG previously sold its intellectual property rights, including related formulations, associated with the Twisted Shaker brand to Sway.

Sway then granted IBG a royalty-free non-exclusive license to use its intellectual property rights associated with the Twisted Shaker brand to manufacture, use and sell Twisted Shaker throughout the world, except for the U.S., its territories and possessions, which are Sway’s exclusive territories. The license expires upon termination of the 2020 Manufacturing Agreement.

BitterTales

Sway owns this brand globally, but does not own the formulations.

With respect to formulations, IBG granted Sway a license to manufacture, use and sell all formulations of BitterTales within the USA and other countries located in Sway’s territories.

IBG granted to Elegance a non-exclusive, non-transferable and non-sublicensable license to make, use and sell all formulations with respect to the BitterTales brand of alcoholic products.
VOCO	IBG owns this brand and granted Sway a royalty-free license to use its intellectual property rights associated with VOCO to manufacture, use and sell the brand in the U.S., its territories and possessions.

IBG granted Sway a royalty-free non-exclusive, non-transferable and non-sublicensable license to the intellectual property rights associated with the VOCO brand to make, use and sell the brand in the U.S., its territories and possessions. The license expires upon termination of the 2020 Manufacturing Agreement.

Australian Bitters Company

Within Australia, CCEP owns the right to distribute the Australian Bitters Company brand and IBG has the exclusive right to manufacturer the product.

Outside Australia, IBG owns the brand and has the right to manufacture and distribute Australian Bitters Company products. With respect to the U.S., its territories and possessions, IBG has a distribution arrangement with Sway whereby Sway pays USD$60 per case.

ABS sold its right, title and interest to all brands, line extensions, and flavor line extensions associated with the Australian Bitters Company brand to Sway for sale and distribution in the U.S., its territories and possessions.

Elegance distributes Australian Bitters Company products in the U.S. for IBG.

Cheeky Vodka and flavor variants Coventry Estate Gin and flavor variants Geo Liqueurs in multiple variants Cheeky Espresso Martini in multiple variants	IBG owns and manufactures these brands.	IBG owns and manufactures these brands, as well as the BevMart.com.au website and business.

We have trademarks registered in Australia for “Twisted Shaker” (mark no. 2231533) and “Drummerboy” (mark no. 2235565). In the United States, we have a trademark registration for “Wired for Wine”.

We expect to register our trademarks in additional markets as we expand our distribution territories to protect our business interests and ensure our competitive position in our industry. We intend to vigorously protect our intellectual property rights, but there can be no assurance that our efforts will be successful. If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights. Even if our efforts are successful, we may incur significant costs in defending our rights. For further details about our intellectual property, see “Risk Factors.”

Also included in our intellectual property are our domain and social channel ownerships. We own the following domains: abspirits.com.au; australianboutiquespirits.com; beveragemart.com.au; bevmart.cn; bevmart.co.in; bevmart.co.nz; bevmart.co.uk; bevmart.com; bevmart.com.au; bevmart.in; cinderella-wine.com; cinderellawin.com; distyl.com; drinkdistyl.com; drinkpellicano.com; drinkpellicano.com.au; drinkriveria.com; drinkriveria.com.au; drummerboy.ca; drummerboy.co.uk; drummerboy.com; drummerboy.de; drummerboy.es; drummerboy.fr; innovationbev.com; lpt18.com; twistedshakercocktails.com; virginiablack.com.au; virginiablackwhiskey.com.au; winetilsoldou.com; wire4wine.com; wired4wine.com; wiredforcheese.com; wiredforcigars.com; wiredforjava.com; wiredforpot.com; wiredforspirits.com; wiredforwine.com; wiredonwine.com; wireforwine.com.

We own the following social media handles.

●	Instagram: www.instagram.com/wiredforwine; www.instagram.com/drinkdrummerboy; www.instagram.com/bevmartau; www.instagram.com/bevmartus; www.instagram.com/australianboutiquespirits; www.instagram.com/twistedshakercocktails; www.instagram.com/innovationbeveragegroup

●	Facebook: www.facebook.com/bevmartau; www.facebook.com/bevmartus; www.facebook.com/twistedshakercocktails; www.facebook.com/wiredforwineus; www.facebook.com/drinkdrummerboy

●	Youtube:

o	Drummerboy: www.youtube.com/channel/UC-z4dp67m_I2--nwU5jtB8w
o	Bevmart - www.youtube.com/channel/UCDu32Yxt4OloteZZG2DrHRQ

●	TikTok: www.tiktok.com/@drinkdrummerboy

●	LinkedIn: www.linkedin.com/company/australian-boutique-spirits; www.linkedin.com/company/bevmart

Government Regulation

Australia

The conduct of our businesses, including the production, importation, under-bond storage/warehousing, distribution, sale, display, advertising, marketing, labeling, content, quality, safety, transportation, packaging, disposal, recycling and use of our products, as well as our employment and occupational health and safety practices and protection of personal information, are subject to various laws and regulations administered by federal, state and local governmental authorities in the state of New South Wales and the country of Australia. It is our policy to abide by the laws and regulations around the world that apply to our businesses. We are in compliance with the Australian Taxation Office (ATO) which regulates the manufacture, importation, licensing, distribution within Australia, and exportation of all products which we produce. We are in compliance with the state of New South Wales which regulates the sale of our alcohol products as a wholesale producer directly to consumers over the age of 18 years. (The legal alcohol consumption age in New South Wales, Australia is 18 years of age). We are in compliance with all state and federal licenses granted to us.

United States

The conduct of our businesses, including the production, importation, under-bond storage/warehousing, distribution, sale, display, advertising, marketing, labeling, content, quality, safety, transportation, packaging, disposal, recycling and use of our products, as well as our employment and occupational health and safety practices and protection of personal information, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. It is our policy to abide by the laws and regulations around the world that apply to our businesses. We are in compliance with the federal government (FDA and ATF-TTB) and with each state’s local regulatory requirements for the sale of wine and spirits.

In addition, certain jurisdictions have either imposed, or are considering imposing, product labeling or warning requirements or other limitations on the marketing or sale of certain of our products as a result of ingredients or substances contained in such products or the audience to whom products are marketed. These types of provisions have required that we highlight perceived concerns about a product, warn consumers to avoid consumption of certain ingredients or substances present in our products, restrict the age of consumers to whom products are marketed or sold or limit the location in which our products may be available. It is possible that similar or more restrictive requirements may be proposed or enacted in the future.

In addition, certain jurisdictions have either imposed or are considering imposing regulations designed to increase recycling rates or encourage waste reduction. These regulations vary in scope and form from deposit return systems designed to incentivize the return of beverage containers, to extended producer responsibility policies and even bans on the use of some types of single-use plastics. It is possible that similar or more restrictive requirements may be proposed or enacted in the future.

Employees

As of May 7, 2025, we had 9 full time employees located in Australia and the United States. These employees are engaged in manufacturing, sales and marketing, customer support, finance, and general management. We rely upon and engage consultants on a contract basis to provide services to assist us to carry on our technical development, administrative, shareholder communication and marketing activities. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C. Organizational Structure

The legal name of our company is Innovation Beverage Group Limited and we are a public limited company incorporated under the laws of Australia. Innovation Beverage Group Limited has three wholly-owned subsidiaries, IBG USA LLC (“IBG USA”), Reg Liquors LLC (d/b/a Wired for Wine), and Innovation Beverage Group USA Inc. (“IBG USA INC”). We conduct some of our operations through our subsidiaries. IBG USA INC was formed in October 2024 for the purpose of importing, producing via co-packers, marketing and wholesaling the IBG owned portfolio of brands in the United States. IBG USA INC began these activities since October 2024 with several distribution agreements with Republic National Distribution Company (“RNDC”) in California, Hawaii, Alaska, Nevada, Ohio and Washington states and with Houston’s Inc. in Oregon. IBG USA INC also has a sales and marketing agreement with Blue Ridge Wine & Spirits Inc., which covers all 50 U.S. states. Reg Liquors LLC is an e-commerce retailer of wines and spirits, which operated its own marketplaces, www.wiredforwine.com and www.bevmart.com, until October 2024. In October of 2024, we decided to focus our efforts on building our own brands in the United States and other export markets, and as a result we have ceased retailing of certain third-party brands via our retail websites, www.wiredforwine.com and www.bevmart.com for the United States.

Investments in our securities are not purchases of equity securities of these operating subsidiaries in the United States but instead are purchases of equity securities of IBG.

D. Property, Plant and Equipment

The Company leases office space in Seven Hills, New South Wales, Australia where we lease a distillery and beverage manufacturing facility, including office space, of approximately 2,000 square meters (approximately 21,528 square feet) (“Seven Hills Lease”). In January 2025, we exercised our option to extend our lease. The Seven Hills Lease commenced on July 1, 2018 and ends on April 21, 2026.

We believe that our existing facilities are generally adequate to meet our current of future needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. Our discussion and analysis for the two years ended December 31, 2023 can be found in our prospectus dated September 14, 2024, filed with the SEC on September 17, 2024 (Registration No. 333-266965).

Overview

We are a developer, manufacturer and exporter of a growing portfolio of 75 formulations across 14 alcoholic and non-alcoholic brands of beverages such as Australian Bitters Company and Drummerboy. Our distribution capabilities include sales to large distributors and high-margin direct-to-consumer sales. We have partnered with Coca-Cola Europacific Partners (NASDAQ:CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively distribute “Australian Bitters Company” bitters in Australia while retaining the rights throughout the rest of the world, and we are negotiating distribution to new European markets, including expansion of our new brands such as Drummerboy into Australia and Europe. We focus on direct-to-consumer (DTC) sales through our network of eCommerce platforms. We launched BevMart, a DTC marketplace, in Australia in May 2021.

We have facilities, which are FDA certified, kosher compliant and meet Coca-Cola’s stringent standards, and include the ability to engage in the process of making our products in-house, including innovation and development, maceration, blending, distillation, rectification and bottling. We believe that we currently have the capacity to increase production by 10x with minimal capital expenditures.

For more information regarding our business and operations, see “Item 4B. Business Overview” above.

Recent Offerings - Initial Public Offering - October 2024

On September 26, 2024, we closed our initial public offering of 1,350,000 ordinary shares, not including the underwriter’s over-allotment option, at a public offering price of $4.00 per share for aggregate gross proceeds of $5,400,000, prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “IBG” on September 26, 2024.

A. Operating Results

Key Components of Our Results of Operations

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenues

Our revenues are derived primarily from the sales of bitter products to Coca-Cola Europacific Partners and overseas customers and direct-to-customer (DTC) sales through our on-line marketplaces.

Cost of Goods Sold

Cost of goods sold include the costs of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of amortization of intangible assets, advertising and marketing, consultancy and other professional fees, insurance, and new product development.

Finance Costs

Finance costs consist primarily of interest expenses as a result of the accounting for leases.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2024 and 2023

Revenues for the year ended December 31, 2024, were $2,931,243 compared to revenues of $3,147,763 for the year ended December 31, 2023. The following table summarizes the results of our revenues for the years ended December 31, 2024 and 2023, respectively.

	12 Months Ended December 31,				Increase/
	2024		2023		Decrease
Australian Bitters Company	$2,883,886	98%	$2,790,125	89%	3%
BitterTales and others	$—	0%	$—	0%	—
Total Brand Products	$2,883,886	98%	$2,790,125	89%	3%

Spirits	$47,357	2%	$86,126	3%	-45%
Wines	$—	0%	$271,512	9%	-100%
Total E-Commerce	$47,357	2%	$357,638	11%	-87%
Grand Total	$2,931,243	100%	$3,147,763	100%	-7%

The $216,520, or approximately 7%, decrease in revenues was driven by wine sales from the Company’s American on-line marketplace, primarily caused by the Company’s re-strategizing of the eCommerce business this year by ceasing the trading of the low-margin, on-line wine sales. 3% sales increase in Australian Bitters Company mainly represent price increase with strong and stable volume sold.

We have two reportable geographic segments – Australia and the United States. All inter-segment revenues are eliminated. Revenue for fiscal year ended December 31, 2024, in Australia and the United States, were $2,931,243 and $0, respectively, compared to revenue of $2,876,251 and $271,512, for the fiscal year ended December 31, 2023. The decrease in revenue of the of U.S. geographic segment is due to the ceasing of the trading of our on-line marketplace Wired For Wine which is counted as the U.S. market.

 Summary information with respect to the IBG’s reportable geographic segments is as follows:

	12 Months Ended December 31,
Revenues	2024		2023
Australia	$2,931,243	100%	$2,876,251	91%
United States	$0	0%	$271,512	9%
Total Revenue	$2,931,243	100%	$3,147,763	100%

	12 Months Ended December 31,
Loss from operations	2024	2023
Australia	$(2,110,363)	$(1,007,824)
United States	$(1,086,677)	$(1,131,254)
Total loss from operations	$(3,197,040)	$(2,139,078)

Cost of goods sold for the year ended December 31, 2024, were $699,329 compared to the cost of goods sold for the year ended December 31, 2023, of $1,093,369. The decrease in the cost of goods sold was primarily due to the decrease in sales. But IBG’s overall gross margin increased from approximately 65% in 2023 to 76% in 2024 as a result of ceased trading of the low margin wine products.

	12 Months Ended December 31,
	2024		2023
General and administrative	$1,555,190	29%	$1,403,949	33%
Salaries and wages	$1,633,599	30%	$1,674,746	40%
Sales and marketing	$155,371	3%	$329,439	8%
Contracted services	$1,472,722	27%	$785,338	19%
Asset write-off expense	$612,072	11%	$—	0%
Total Operating Expenses	$5,428,954	100%	$4,193,472	100%

Operating expenses for the year ended December 31, 2024, were $5,428,954 compared to $4,193,472 for the year ended December 31, 2023. The increase in our operating expenses was primarily a result increased expenses relating to:

●	Public Relation and Compliance expenses ($401,147), included in general and administrative expenses including $346,644 non-recurring expenses incurred in the Company’s IPO day;
●	Asset write-off expense ($612,072) represents once-off writing off a distributor agreement and a capex deposit that was capitalized in the previous year.
●	Contracted services ($442,866 increase) driven by the hiring of external professionals for legal, tax, audit and consulting supports during company’s IPO year.

	12 Months Ended December 31,
	2024	2023
Other	$319,906	$90,720
Interest income	$63,689	$53,763
Interest expense	$(244,166)	$(260,473)
Total other income / (expenses)	$139,429	$(115,990)
Net loss	$(2,571,333)	$(2,013,957)

Total other income for the year ended December 31, 2024, was $139,429 as compared to the loss of $115,990 for the year ended December 31, 2023. This is due to the $108,046 foreign exchange gains (both realized and unrealized) and $210,860 other income mainly caused by the forgiveness of loans due to settlement.

The net loss for the year ended December 31, 2024, was $2,571,333 as compared to the net loss of $2,013,957 for the year ended December 31, 2023.

B. Liquidity and Capital Resources

For the year ended December 31, 2024, we incurred a net loss of $2.57 million and used net cash of $1.58 million in our operating activities. As of December 31, 2024, we had a working capital of $0.31 million, and an accumulated deficit of approximately $8.78 million. As of December 31, 2024, our cash and cash equivalents totaled approximately $0.62 million. Additionally, we have also recognized a total of $0.85 million as receivables.

We believe that our cash and cash equivalents will enable us to fund our operations for at least 12 months, based on our current cash and trade receivable balances and our ongoing operations. The consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Through December 31, 2024, we have financed our operations primarily through (a) issuances of our equity securities in public, including in our initial public offering in September 2024. Total invested capital as of December 31, 2024 was $3.2 million, which included Ordinary Shares and a convertible note agreement dated March 10, 2024 between the Company and Hartfield Assets Inc. and (b) through sales of our products.

Fiscal Years Ended December 31, 2024, and 2023

As of December 31, 2024, we had total cash and cash equivalents of $619,944 as compared with $14,140 as of December 31, 2023. The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended
	December 31,
	2024	2023
Net cash from operating activities	$(1,575,298)	$57,481
Net cash from investing activities	$(61,023)	$(121,883)
Net cash from financing activities	$2,141,089	$25,936
Impact of changes in foreign currency on cash	$101,036	$(39,380)
Net (decrease) in cash and cash equivalents	$605,804	$(77,846)

Net cash used in operating activities

Net cash used in operating activities was $1.58 million and $0.06 million for the years ended December 31, 2024 and 2023, respectively. The $1.64 million decrease was attributable primarily to higher fees of professional services providers, as a result of IPO related expenses we incurred in 2024 and lump-sum payment of outstanding balance to vendors.

Net cash used in investing activities

Net cash from investing activities was ($61,023) and ($121,883) for the years ended December 31, 2024 and 2023, respectively. The movement was due to the increased balance of related party loans.

Net cash provided by financing activities

Net cash provided by financing activities was $2.14 million and $25,936 million for the years ended December 31, 2024 and 2023, respectively. The increase was mainly due to the IPO.

Off-Balance Sheet Arrangements

There were $0 off-balance sheet arrangements for the years ended December 31, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Indebtedness

On March 20, 2024, we entered into a convertible note agreement with Hartfield Assets Inc. (“Noteholder”) pursuant to which the Noteholder agreed to advance to the Company up to US$3,000,000, in individual tranches of US$250,000, and the Company shall issue to the Noteholder convertible notes (“Notes”). As of May 7, 2025, we have issued Notes in the aggregate principal amount of US$238,000. The Company shall issue a minimum of 4 requests for funding but is permitted to issue a maximum of 11 such requests before March 20, 2025, with the timing of such requests being solely in the discretion of the Company. Each issued Note bears a maturity date that is 12 months from the date of issuance. The Noteholder may convert any or all outstanding Notes into ordinary shares calculated by dividing the principal amount of the Notes by the Conversion Price, which shall be equal to the higher of (a) a 25% discount to the applicable VWAP (as defined in the Note) and (b) the Floor Price (meaning, with respect to the initial Note issued, 20% of the VWAP (as defined in the Note) as of March 20, 2024, and with respect to subsequent Notes, 20% of the VWAP (as defined in the Note) on the expiration of the calendar month during which the relevant conversion notice is delivered.

C. Research and Development, Patents and Licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Comparison of the year ended December 31, 2024 to the year ended December 31, 2023- Research and Development Expenses.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates, geopolitical events, military conflicts and other trends that have been adversely impacting economic activity. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures. Other than as disclosed elsewhere in this annual report, we are not currently aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the financial statements included in elsewhere in this registration statement, regarding the impact of the U.S. GAAP standards as issued by the FASB that we will adopt in future periods in our financial statements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of May 7, 2025:

Name	Age	Position
Sahil Beri	38	Chief Executive Officer, Chief Operating Officer and Chairman
Eric Yu	44	Chief Financial Officer

Daniel Lanskey (1) (2) (3)	63	Independent Director
Sally Cardillo (1) (2) (3)	71	Independent Director
Shawn Messner (1) (2) (3)	57	Independent Director

(1)	Independent director under applicable Nasdaq Capital Market, as affirmatively determined by our board of directors.

(2)	A member of our audit committee.

(3)	A member of our nomination and remuneration committee.

Sahil Beri has been the Chief Executive Officer since December 27, 2024 and the Chief Operating Officer and Chairman of the Board of Directors since April 2022. From August 2018 through April 2022, Mr. Beri served as Innovation Beverage Group’s Australian Managing/Executive Director. Mr. Beri is a highly experienced executive officer, focused on operational excellence in the beverage industry with around 10 years of experience in multiple facets of the beverage industry, with a primary focus on creating and commercializing new innovative beverages. He has strong formulation, new product development, commercialization, and business development skills. Mr. Beri has in his career, across several beverage companies he has been involved in, launched a significant number of products. Prior to his role at Innovation Beverage Group, Mr. Beri was the Executive Director and Chief Technology Officer at Sway Energy Corporation between December 2019 through March 2022, where he was responsible for the creation of all beverage systems for formulations, manufacturing systems, new innovation development and commercialization for a range of alcohol and non-alcohol beverages. Between September 2016 and July 2018, Mr. Beri was the New Product Development Manager at Europa International Pty Ltd, another beverage company headquartered in Sydney, Australia. Between January 2017 till March 2020, Mr. Beri also served as a non-executive director on the board of Cannhealth Group Limited, an Australian nutraceutical company. Mr. Beri is a registered Pharmacist who completed his Master of Pharmacy in 2012 from the University of Newcastle, Australia and concurrently worked in both the beverage industry as well as the pharmaceutical industry for several years. Mr. Beri also completed his Master in Biochemistry in 2009 from Australia’s Bond University and a Bachelor of Arts and Science in 2008 from the University of Sydney, Australia.

Eric Yu has served as the Chief Financial Officer since July 2021. Mr. Yu has over 15 years of experience of working at the big four accounting firms, in large-scale management consulting companies and commercial corporations within the food and beverage industry. Mr. Yu has substantial experience in both private companies and public companies listed on the Australian Securities Exchange Ltd (ASX). He has worked in both Australia and China where he supported a wide range of businesses to manage end-to-end accounting functions and identify finance transformation, value creation and performance improvement opportunities. Before joining Innovation Beverage Group in July 2021, Mr. Yu was a Senior Manager with EY Oceania from August 2019 to July 2021 where he worked alongside advisory leaders and drew his skills in leading teams to support a diverse range of clients with their accounting needs and implementation of finance transformation initiatives. From June 2016 to February 2019, Mr. Yu was Head of Finance of the Bindaree Food Group where he lead a team that managed the full-cycle finance, internal control, capital raising, compliance and reporting of this vertically-integrated fast-moving consumer goods companies (FMCG) with an AUD$600 million annual turnover. Mr. Yu obtained his Masters of Accounting degree from the Australian National University. He is also a member of the Chartered Accountants Australia & New Zealand (CA ANZ).

Daniel Lanskey has served as a director since February 2024. Mr. Lanskey has over twenty-five (25) years of capital markets experience in Asia, Australia, Canada, and the United States. He has served as Chairman, Managing Director, and CEO of companies in the energy, mining, life science, investment services and information technology. As a serial entrepreneur, Mr Lanskey has a demonstrated history of managing day to day operations from Start Up, Seed Funding through to Initial Public Offering to exit. As an experienced public speaker, he has presented at Industry Conferences in Asia, Australia, Europe, Canada, and United States. Mr. Lanskey is a Director of Valross Capital Pty Ltd, an authorized representative of an Australian Financial Services License, and has been an integral driver of capital raising activities for both private and public companies trading on the ASX, TSXV, and OTCQX. He is the Founder of Turntable Energy Limited and has served as Chairman since 2016. He has served as a director of Timeless Capital Inc. (TSXV: TLC.P) since 2018. Mr. Lanskey has also served as Chairman of Needle Capital Corp. from 2017-2019, Managing Director and Founder of Qmines Limited (ASX:QML) from 2019-2022 and Non-Executive Director of McArthur Minerals Limited (ASX: MIO; TSX-V: MMS), among positions in other listed companies. He previously served as a member of the Queensland Police Service in Australia and qualified as a Detective and Sergeant, while completing studies in Justice Administration, Information Technology and Business at a Diploma level. He holds a post graduate business degree in Entrepreneurship and Venture Development from Griffith University, Brisbane, Australia.

Sally Cardillo has served as a director since April 2022. Ms. Cardillo has over thirty (30) years of accounting experience having served as a Certified Public Accountant since 1988. Since her retirement in October 2016, she has provided accounting consultancy services to individuals and corporate clients. From 1988 to 2016, Ms. Cardillo was a CPA with Braund, Eiler and Vasko (“Braund Eiler”) and Herbein + Company, Inc., which acquired Braund Eiler in 2014. At the beginning of her career, Ms. Cardillo spent eleven (11) years in industrial engineering, production planning, and systems analysis for the Jones and Laughlin Steel Company in Pittsburgh, Pennsylvania. Then in 1988, she became a Certified Public Accountant and began providing accounting, consulting, and audit services for a variety of individual and corporate clients for the remainder of her career. Ms. Cardillo holds a Bachelor of Science in Mathematics from The Pennsylvania State University.

Shawn Messner has served as a director since February 2024. Mr. Messner is the Managing Director of Investment Banking at Needham & Company, a position he has held since April 2019. His responsibilities include the origination and execution of public and private financings, and mergers and acquisitions. Mr. Messner currently heads Needham’s activities related to the consumer and cannabis industries. Over his approximately twenty (20) year career, Mr. Messner has been responsible for 150+ equity financings and advisory transactions, representing over $12B+ in aggregate value. Prior to joining Needham, he was Managing Director and Head of Energy Investment Banking at Northland Capital Markets. Prior to Northland, Mr. Messner worked at Piper Jaffray. After serving in the U.S. Navy, he graduated from Augsburg College with a Bachelor’s degree in Finance and the University of Minnesota with an Masters of Business Administration in Finance.

Family Relationships

There are no family relationships among our directors and executive officers. There are no arrangements or understanding between or among our executive officers and directors pursuant to which any director or executive officer or is to be selected as a director or executive officer.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

		Short Term Employment Benefits			Post Employment Benefits		Total
		Salary & fees(4)	Cash bonus	Non monetary benefits	Super -annuation	Retirement benefits
	Year	US$	US$	US$	US$	US$	US$
Directors
Sahil Beri	2024	49,677	—	—	—	—	49,677
Sally Cardillo	2024	49,677	—	—	—	—	49,677
Daniel Lanskey	2024	41,397	—	—	—	—	41,397
Shawn Messner	2024	41,397	—	—	—	—	41,397
Sameer Sethi (1)	2024	8,279	—	—	—	—	8,279

Officers
Dean Huge (2)	2024	402,234	—	298,925	—	—	701,159
Sahil Beri	2024	248,383	—	—	—	—	248,383
Tianyi Eric Yu	2024	126,682	33,118	—	4,020	—	163,820
Clive Coleman (3)	2024	98,308	—	42,328	7,944	—	148,580

(1)	Mr. Sethi resigned as a director on February 16, 2024, which took effect at such time.

(2)	Mr. Huge resigned as Chief Executive Officer effective December 27, 2024.

(3)	Mr. Coleman resigned as Chief Commercial Officer on January 22, 2024, which became effective on April 22, 2024.

(4)	Represents the directors’ and senior management’s gross salary plus payment of social benefits mandatory under the laws of Australia made by the company on behalf of such persons.

As of December 31, 2024, no options were granted to our directors and executive officers. For a description of the terms of our options and option plans, see “Item 6.E-Equity Incentive Plan” below.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director that provide for benefits upon the termination of his or her employment with our company.

C. Board Practices

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Constitution.

Directors’ Service Contracts

Our directors enter into Non-Executive Director’s Agreement with our company. Our directors’ terms continue until they have either resigned or are removed from the office of director, or their office as a director of the Company otherwise becomes vacant.

We are incorporated under the laws of Australia. Our governing documents consist of our Constitution and we have implemented a corporate governance framework that is guided by The Corporate Governance Principles and Recommendations (4th Edition) as published by the Australian Securities Exchange’s Corporate Governance Council.

 We qualify as a “foreign private issuer” as defined in Section 405 of the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the members of our board of directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

 The foreign private issuer exemption also permits us to follow home country corporate governance practices or requirements instead of certain Nasdaq listing requirements required for U.S. domestic issuers, including the following:

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq listing rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq listing rules. In compliance with Australian law, three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we claim this exemption.

●	We rely on an exemption from the requirement to disclose third-party director and director nominee compensation under Nasdaq listing rules. The Corporations Act does not have a similar requirement.

 Board Composition and Election of Directors

Our board of directors (“Board”) currently consists of four (4) directors. Under our Constitution, at each annual general shareholder meeting one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to one-third (rounded upwards in case of doubt) of the directors must retire.

Notwithstanding the above, no director, other than the Managing Director, shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election.

Under our Constitution, at the next shareholder annual general meeting, (i) all Board-appointed directors must present themselves for election and (ii) one third of shareholder-elected directors must present themselves for re-election. Accordingly, as each of our current directors was appointed by the Board, each stands for election at the next shareholder annual general meeting, which is anticipated to occur within five (5) months of the end of our fiscal year, December 31, 2024.

A retiring director remains in office until the relevant shareholder meeting and will be eligible for re-election at that meeting.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to remove himself or herself from the meeting while discussions and voting with respect to the matter are taking place.

Meetings of Directors

Our board of directors is responsible for the stewardship of the Company and providing oversight as to the management of our business and affairs, including providing guidance and strategic oversight to management by, among other things:

●	Developing and reviewing the Company’s strategic and operating objectives, business plans and budgets as developed by the Board and management giving consideration to any recommendations made to the Board by any committees;
●	Overseeing the Company’s process for making timely and balanced disclosure of all material information concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company’s securities
●	Reviewing and approving the Company’s financial position, systems of risk management and internal compliance and control, codes of conduct and legal compliance and ensuring the integrity and effectiveness of those systems by conducting annual internal reviews of the systems including reviewing the results of any review by the Audit Committee;

●	Annually reviewing internal and external audit reports to ensure that, where deficiencies in controls or procedures have been identified, appropriate remedial action is taken by management.
●	Appointing and removing the Chief Executive Officer;
●	Monitoring and undertaking annual performance evaluations of the Chief Executive Officer and key senior executives;
●	Ensuring that the Company has an effective corporate governance system in place which includes ensuring that policies and procedures in place are consistent with the Company’s objectives and corporate governance standards;

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The Nomination and Remuneration Committee assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock, and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

In light of the Company’s size and nature, we believe that the current size of the board of directors is a cost effective and practical method of directing and managing the Company. As our activities develop in size, nature and scope, the size of the board, the formation of board committees and the implementation of additional corporate governance policies and structures will be reviewed.

Audit Committee

The members of our Audit Committee are Sally Cardillo, Daniel Lanskey and Shawn Messner. Our board of directors has determined that Ms. Cardillo, Mr. Lanskey and Mr. Messner satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Ms. Cardillo is the chairperson of our Audit Committee. Our board of directors has determined that Ms. Cardillo is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

The Audit Committee’s duties and responsibilities are specified in our Audit Committee Charter, and include, but not be limited to:

●	To (1) select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, books, records, accounts and internal controls over financial reporting, (2) set the compensation of the Company’s independent auditors, (3) oversee the work done by the Company’s independent auditors and (4) terminate the Company’s independent auditors, if necessary.

●	At least annually, to obtain and review a report by the Company’s independent auditors that describes (1) the accounting firm’s internal quality control procedures, (2) any material issues raised by the most recent internal quality control review, peer review or Public Company Accounting Oversight Board review or inspection of the firm or by any other inquiry or investigation by governmental or professional authorities in the past five (5) years regarding one or more audits carried out by the firm and any steps taken to deal with any such issues, and (3) all relationships between the firm and the Company or any of its subsidiaries; and to discuss with the independent auditors this report and any relationships or services that may impact the objectivity and independence of the auditors.

●	To assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors.

●	To review and discuss with the Company’s independent auditors (1) the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors’ risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.

●	To review and discuss with the Company’s independent auditors (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors; and (3) other material written communications between the auditors and management.

●	To review with management and the Company’s independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements.

●	To review with management and the Company’s independent auditors the adequacy and effectiveness of the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s processes, controls and procedures and any special audit steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such processes, controls and procedures, and review and discuss with management and the Company’s independent auditors disclosure relating to the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, and the independent auditors’ report on the effectiveness of the Company’s internal control over financial reporting and the required management certifications to be included in or attached as exhibits to the Company’s annual report on Form 20-F.

●	To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, and to develop policies and procedures for the Committee’s approval of related party transactions.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee is comprised of our non-executive directors Sally Cardillo, Daniel Lanskey and Shawn Messner, all of whom the Board has determined to satisfy the independence requirements of our board charter. Ms. Cardillo is the chair of the Nomination and Remuneration Committee.

The Committee shall provide assistance to the Board in fulfilling its corporate governance and oversight responsibilities, however, ultimate responsibility for the Company’s nomination and remuneration practices remains with the Board. The main functions and responsibilities of the Committee include the following:

●	assisting the Board in examining the selection and appointment practices of the Company;
●	ensuring remuneration arrangements are equitable and transparent and enable the Company to attract and retain executives and directors (executive and non-executive) who will create sustainable value for members and other stakeholders;
●	ensuring the Board is of an effective composition, size and commitment to adequately discharge its responsibilities and duties;
●	reviewing Board succession plans and Board renewal;

●	reviewing the processes for evaluating the performance of the Board, its committees and individual directors and ensuring that a fair and responsible reward is provided to executives and directors having regard to their performance evaluation;
●	reviewing levels of diversity within the Company and Board and reporting on achievements pursuant to any diversity policy developed by the Board;
●	reviewing the Company’s remuneration, recruitment, retention and termination policies for the Board and senior executives; and
●	complying with all relevant legislation and regulations.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees. We post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

Monitoring Compliance with the Code of Business Conduct and Ethics

Our board of directors is responsible for reviewing and evaluating the Code of Conduct periodically and will make any necessary changes thereto. Our board of directors is also charged with the monitoring of compliance with the Code of Conduct and will be responsible for considering any waivers of the Code of Conduct.

Interests of Directors

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the Corporations Act regarding conflicts of interest and any material personal interest in a matter that relates to the affairs of the Company. Under the Corporations Act, the Company may be required to obtain approval of shareholders before providing certain financial benefits to directors, unless an exemption set out in the Corporations Act applies.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies or any unethical or questionable act or behavior, the board of directors adopted a whistleblower policy that requires that our employees promptly report such violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our whistleblower policy will contain procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

D. Employees.

See “Item 4.B. Business Overview-Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan - 2021 Equity Incentive Plan

Innovation Beverage Group adopted the 2022 Equity Incentive Plan (“Plan”) to provide an additional means through the grant of awards of ordinary shares and stock options to attract, motivate, retain and reward selected key employees and other eligible persons. The below is a summary of the Plan’s terms. As of the date of this prospectus, no awards have been granted under the Plan.

As of the date of this annual report, the number of ordinary shares underlying the Plan is 7,050,240. As of the date of this annual report, no options have been awarded under the 2022 Equity Incentive Plan.

Our 2022 Incentive Plan was adopted by our board of directors on April 28, 2022. and expires the tenth (10th) anniversary of adoption. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

Shares Subject to the Equity Incentive Plan

A total of 7,050,240 shares of ordinary shares is available for the grant of awards under the Plan (the “Total Share Reserve”). Subject to adjustment as provided in the Plan, the Total Share Reserve automatically increases on January 1st of each calendar year, beginning on April 29, 2022 and ending on December 31, 2030 (each, an “Evergreen Date”) in an amount equal to 20% of the total number of shares of the Company’s ordinary shares outstanding on December 31st of the immediately preceding Evergreen Date (the “Evergreen Increase”). Notwithstanding the foregoing, the Board may act prior to the Evergreen Date of a given year to provide that there will be no Evergreen Increase for such year, or that the Evergreen Increase for such year will be a lesser number of shares of the Company’s ordinary shares than would otherwise occur pursuant to the preceding sentence. During the terms of any awards, the Company will keep available at all times the number of shares of Ordinary Shares required to satisfy such awards. Shares of ordinary shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner. Any shares of ordinary shares subject to an award that expires or is cancelled, forfeited, or terminated without issuance of the full number of shares of ordinary shares to which the award related shall again be available for issuance of awards or delivery under the Plan.

Administration of the Equity Incentive Plan

The Plan is administered by a committee of one or more directors appointed by the Board to administer the Plan (the “Committee”) or, in the Board’s sole discretion, by the Board. As stated in the Plan, the Committee has the authority to: (a) to construe and interpret the Plan and apply its provisions; (b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan; (c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan; (d) to delegate its authority to one or more officers of the Company with respect to awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act; (e) to determine when awards are to be granted under the Plan and the applicable grant date; (f) from time to time to select, subject to the limitations set forth in this Plan, those eligible award recipients to whom awards shall be granted; (g) to determine the number of shares of ordinary shares to be made subject to each award; (h) to determine whether each option grant is to be an incentive stock option or a non-qualified stock option; (i) to prescribe the terms and conditions of each award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the award agreement relating to such grant; (j) to determine the target number of performance shares to be granted pursuant to a performance share award, the performance measures that will be used to establish the performance goals, the performance period(s) and the number of performance shares earned by a participant; (k) to amend any outstanding awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding award; provided, however, that if any such amendment impairs a participant’s rights or increases a participant’s obligations under his or her award or creates or increases a participant’s federal income tax liability with respect to an award, such amendment shall also be subject to the participant’s consent; (l) to determine the duration and purpose of leaves of absences which may be granted to a participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to employees under the Company’s employment policies; (m) to make decisions with respect to outstanding awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments; (n) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or award granted under, the Plan; and (o) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

Participation

Awards under the Plan may be granted to employees, directors and consultants of Innovation Beverage Group and its subsidiaries and such other individuals designated by the committee who are reasonably expected to become employees, consultants and directors after the receipt of awards.

Types of Awards

Awards that may be granted under the plan include: (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) restricted awards, (e) performance share awards, (f) cash awards, and (g) other equity-based awards.

Change in Control

In the event of a Change in Control (as defined in the Plan), (a) all outstanding options and stock appreciation rights shall become immediately exercisable with respect to 100% of the shares subject to such options or stock appreciation rights, and/or the Restricted Period (as defined in the Plan) shall expire immediately with respect to 100% of the outstanding shares of restricted stock or restricted stock units; and (b) with respect to performance share awards and cash awards, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met. The Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share of ordinary shares received or to be received by other shareholders of the Company in the event. In the case of any option or stock appreciation right with an exercise price (or exercise price in the case of a stock appreciation right) that equals or exceeds the price paid for a share of ordinary shares in connection with the Change in Control (as defined in the Plan), the Committee may cancel the option or stock appreciation right without the payment of consideration therefor.

Amendment and Termination

The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in the Plan relating to adjustments upon changes in ordinary shares, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any applicable laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There has been no erroneously awarded compensation that has required an accounting restatement, recovery of such compensation, nor has there been an outstanding balance of erroneously awarded compensation to be recovered for fiscal year 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 7, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from May 7, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of May 7, 2025.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. All shareholders listed below have equal voting rights of one vote per share. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.A Major Shareholders

Applicable percentage ownership prior to the offering is based on 9,281,135 ordinary shares outstanding at May 7, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Innovation Beverage Group Limited, 29 Anvil Road, Seven Hills, New South Wales 2147, Australia.

5% or greater shareholders:	Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned

Meena Beri	851,137	9.17%
Sahil Beri, Chief Executive Officer, Chief Operating Officer and Director (1)	729,784	7.86%
114 Assets Inc. (3)	1,243,828	13.40%

Directors and executive officers:
Sahil Beri, Chief Executive Officer, Chief Operating Officer and Director (1)	729,784	7.86%
Tianyi Eric Yu, Chief Financial Officer	19,597	*%
Sally Cardillo, Director	—	—
Daniel Lanskey, Director	—	—
Shawn Messner, Director	—	—
All directors and executive officers as a group (11 persons)	749,381	8.01%

*	Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.

(1)	Includes 112,500 ordinary shares issued to Beri Beverage Pty Ltd, which is owned and controlled by Sahil Beri, in lieu of accrued cash compensation owed to Mr. Beri for his service as the Chief Operating Officer of the Company. The business address of Beri Beverage Pty Ltd is 1 Doris Hirst Place, West Pennant Hills, NSW 2125, Sydney, Australia.

(2)	Samstock/SZRT is 100% owned by the Samuel Zell Trust, and Chai Trust is the trustee of the Samuel Zell Trust. In such capacities, each of the Samuel Zell Trust and Chai Trust may be deemed to indirectly beneficially own the Ordinary Shares held directly by Samstock/SZRT. The Samuel Zell Trust has a business address of Two North Riverside Plaza, Suite 600, Chicago, Illinois 60654.

(3)	The ordinary shares are indirectly held by 114 Trust, which is administered by Poonam Arora as Trustee who has full voting power over all trust assets. The beneficial owners of this trust are Elizabeth Lee Beri (50%) and Rohan Anil Beri (50%). The business address of 114 Assets Inc. is Lennox Paxton Chambers, 3 Bayside Executive Park, West Bay Street and Blake Road, Nassau, Bahamas.

(4)	Anil Beri has voting and dispositive power over the shares held by Anil Beri Holdings Inc. Mr. Beri lives in Australia.

(5)	Sant Parkash has voting and dispositive power over the shares held by Hartfield Assets Inc. Mr. Parkash lives in Australia.

Except as otherwise disclosed in the table above, to our knowledge the company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly.

To our knowledge, there are no arrangements why by their operation may at a subsequent date result in a change in control of the company

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of May 7, 2025, there were 33 holders of record of our ordinary shares, out of which one holder of record had a registered address in the United States, holding approximately 57.08% of our outstanding ordinary shares, that had a registered address in the United States. This number is not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, because all of these shares held of record in the United States were held through Cede & Co., the nominee company of the Depository Trust Company, on behalf of brokers or other nominees in the United States, who in turn hold such shares on behalf of their clients and customers.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

In addition to the director and officer compensation arrangements discussed in “Compensation,” we describe below the related party transactions of our company and our subsidiaries that occurred beginning on January 1, 2024 through April 18, 2025.

Treasury Stock Deed between Innovation Beverage Group Limited, Meena Beri and 114 Assets Inc. dated as of March 18, 2024

On March 18, 2024, Meena Beri, 114 Assets Inc. and the Company entered into a Stock Transfer Deed whereby each shareholder transferred 500,000 ordinary shares to a nominee of the Company to be held by such nominee as treasury stock for the Company until their cancellation upon consummation of the initial public offering and obtaining shareholder approval, and upon such cancellation, neither will have any further rights to the ordinary shares. Such ordinary shares will return to each shareholder if the initial public offering and obtaining shareholder approval do not consummate.

Restated and Amended Treasury Stock Deed between Innovation Beverage Group Limited, Meena Beri and 114 Assets Inc. dated as of August 3, 2024

On August 3, 2024, Meena Beri, 114 Assets Inc. and the Company entered into a Restated and Amended Stock Transfer Deed whereby Meena Beri transferred 650,000 ordinary shares and114 Assets Inc. transferred 750,000 ordinary shares to a nominee of the Company to be held by such nominee as treasury stock for the Company until their cancellation upon consummation of the initial public offering and obtaining shareholder approval, and upon such cancellation, neither will have any further rights to the ordinary shares. Such ordinary shares will return to each shareholder if the initial public offering and obtaining shareholder approval do not consummate. The Company determined that it is desirable to further alter its capital structure for its potential Nasdaq listing such that the current number of existing issued shares is effectively reduced by a total of 1.4 million shares (rather than the 1 million shares pursuant to the terms of the initial treasury stock deed).

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

We have entered into written employment and consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview-Legal Proceedings.”

Dividend Policy

The holders of our ordinary shares are entitled to dividends out of funds legally available when and as declared by our Board of Directors subject to the Australian Corporations Act 2001 (Cth). On June 30, 2021, our Board declared a dividend in the amount of AUD$2,138,610 based on the Company’s historical retained earnings as of June 30, 2021 and in accordance with Section 254T of the Corporations Act 2001 (Cth). Other than the foregoing dividends, our Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Should we decide in the future to pay dividends, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating company may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “IBG”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Constitution

A copy of our Constitution is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no exchange control regulations in Australia applicable to us or our shareholders.

E. Taxation.

The following summary contains a description of certain Australian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, but it is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares that may be relevant to a decision to purchase our Ordinary Shares. The summary is based upon the tax laws of Australia and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Australian, or other taxing jurisdiction.

This summary does not address the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

WE URGE POTENTIAL PURCHASERS OF OUR SECURITIES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SECURITIES.

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our securities as of the date hereof. This discussion applies only to U.S. Holders (as defined below) that hold our securities as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our securities and you are, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States,

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following does not represent a detailed description of the U.S. federal income tax consequences applicable to any particular investor or to persons subject to special tax treatment under the U.S. federal income tax laws, such as:

●	banks,

●	financial institutions,

●	insurance companies,

●	regulated investment companies,

●	real estate investment trusts,

●	broker-dealers,

●	traders that elect to mark to market,

●	U.S. expatriates,

●	tax-exempt entities,

●	persons liable for alternative minimum tax,

●	persons holding our securities as part of a straddle, hedging, conversion or integrated transaction or constructive sale,

●	persons that actually or constructively own 10% or more of our securities by vote or value,

●	persons required to accelerate the recognition of any item of gross income with respect to our securities as a result of such income being recognized on an “applicable financial statement” (as defined by the Code),

●	persons who acquired our securities pursuant to the exercise of any employee ordinary share option or otherwise as consideration for services, or

●	persons holding our securities through partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners of a partnership holding our securities should consult their tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to a prospective purchaser in light of his, her or its particular circumstances and does not address the Medicare contribution tax on net investment income, foreign currency gains or losses, U.S. federal estate and gift taxes, or the effects of any state, local or non-U.S. tax laws. Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our securities.

Taxation of Dividends and Other Distributions on our Securities

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the securities (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles As a general rule, to the extent that the amount of the distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your securities, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if (i) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (ii) the dividends are paid on securities that are readily tradable on an established securities market in the United States. The Internal Revenue Service has determined that the U.S. – Australian tax treaty is a comprehensive tax treaty and we believe that we are eligible for benefits under it. Moreover, we will apply to list our securities on the Nasdaq Capital Market, and U.S. Treasury Department guidance indicates that securities that are so listed will be treated as readily tradable on an established securities market in the United States. Therefore, we believe that dividends paid by us will be subject to reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our securities.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “— Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A U.S. Holder may be subject to Australian withholding taxes on dividends paid on our securities. Subject to certain conditions and limitations (including a minimum holding period requirement), any withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our securities will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of Securities

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our securities in an amount equal to the difference between the amount realized (in U.S. dollars) and your tax basis (in U.S. dollars) in the securities. Subject to the passive foreign investment company rules discussed below, such gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the securities for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

For U.S. federal income tax purposes, each holder of our securities must allocate the purchase price paid by the holder for such securities based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge you to consult your tax adviser regarding the determination of value for these purposes. The price properly allocated to each ordinary share will be your tax basis in such share and any gain or loss on a disposition of an ordinary share will be the difference between the amount realized on the disposition and your tax basis in the property disposed of. Any disposition of a security (ordinary share) should be treated for U.S. federal income tax purposes as a disposition of the ordinary shares, and the amount realized on such disposition will be allocated between the ordinary shares based on their respective relative fair market values at the time of disposition (as determined by you based on all relevant facts and circumstances).

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value of our assets (based on an average of the quarterly values of our assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination of whether we are a PFIC is made annually after the close of each taxable year. As a result, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In particular, because we have valued our goodwill based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the securities may cause us to become a PFIC. In addition, composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our securities, you will generally continue to be subject to the special rules described below for all succeeding years during which you hold our securities (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you may avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your securities had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

If we are a PFIC for any taxable year during which you hold our securities, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the securities, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the securities will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the securities,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the securities cannot be treated as capital, even if you hold the securities as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the special tax rules discussed above. If you make an effective mark-to-market election for the ordinary shares, for each taxable year that we are a PFIC you will include in income an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of your adjusted basis in the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of the net amount previously included in income as a result of the mark-to-market election. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net amount of previously included income as a result of the mark-to-market election. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), which includes the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC. However, there can be no assurance that the ordinary shares will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to avoid the special tax rules discussed above. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If we are a PFIC for any taxable year during which you hold our securities and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the securities of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold our securities in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our securities and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our securities and proceeds from the sale, exchange or other disposition of our securities that are paid to you within the United States (and in certain cases, outside the United States) will be subject to information reporting to the U.S. Internal Revenue Service, unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Certain U.S. Holders are required to report information relating to our securities, subject to certain exceptions, by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold our securities.

Australian Taxation

In this section, we discuss the material Australian income tax, stamp (or transfer) duty and goods and services tax considerations related to the acquisition, ownership and disposal of ordinary shares in Innovation Beverage Group Ltd. It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations) or shares /options held on revenue account or as trading stock.

This section is purposely general in nature and prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of the ordinary shares. This summary is based upon the assumption that the holder is not an Australian resident for tax purposes and is not carrying on business in Australia through a permanent establishment (referred to as a “Non-Australian Holder” in this summary). It does not consider any other factual scenarios. In addition, this summary does not discuss any non-Australian or Australian state tax considerations, other than transfer duty.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice for any particular shareholder, and no representations with respect to the income tax consequences for any particular shareholder are made or may be relied upon by an investor or potential investor. This summary is not exhaustive of all Australian Federal/Commonwealth income tax issues. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Non- resident for Australian tax purposes may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax can be paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax.

Dividends paid by an Australian tax resident company to a shareholder that is resident of the United States of America who is entitled to the benefits of the Australia/U.S. Double Tax Agreement (DTA) and is beneficially entitled to the dividends are subject to withholding tax at the rate of 15% to the extent the dividends are “unfranked”. This assumes that:

●	no shareholder beneficially entitled to the dividends:

o	holds directly at least 10 percent of the voting power in the Company paying the dividends; or

o	has owned shares representing 80 per cent or more of the voting power of the Company paying the dividends for a 12 month period ending on the date the dividend is declared; or

●	the Company is not a Regulated Investment Company or a Real Estate Investment Trust or a Listed Australian Property Trust (as those terms are defined for the purpose of the DTA).

To the extent that dividends paid by an Australia tax resident company to non-residents have been franked, such dividends are not subject to withholding tax.

“Franked dividends” refers to dividends that have been paid out of profits which have been taxed at company level and where that tax has been allocated to the dividend.

Accordingly, an Australian tax resident company paying a fully franked dividend to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are generally not subject to any further Australian tax. In other words, the withholding tax should represent the final Australian tax liability in relation to those dividends.

To the extent that the dividend is partially franked, dividend withholding tax will apply to the unfranked portion in the manner outlined above.

The 15% dividend withholding tax rate does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that permanent establishment or fixed base. Such dividends may be taxed and included in assessable income as business income or independent personal services income as the case may be.

On June 30, 2021, our Board declared a dividend in the amount of AUD$2,138,610 based on the Company’s historical retained earnings as of June 30, 2021 and in accordance with Section 254T of the Corporations Act 2001 (Cth). Other than the foregoing dividends, we have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. See “Item 8.A. Financial Statements and Other Financial Information–Dividend Policy.”

A Non-Australian Holder will not be subject to capital gains tax in Australia on the disposal of shares in an Australian tax resident company unless the Non-Australian Holder disposes of an “indirect Australian real property interest”.

An “indirect Australian real property interest” includes a membership interest held by an entity (known as the holding entity) in another entity (known as the test entity) if:

●	at that time or throughout a 12 month period that begins no earlier than 24 months before that time and ends no later than that time, the interest passes the ”non-portfolio interest test”; and

●	the interest passes the ”principal asset test”.

The non-portfolio test is satisfied where the sum of the “direct participation interests” held by the holding entity and its associates is 10 per cent or more.

The principal asset test is effectively satisfied where more than 50% of the market value of the test entity’s assets is attributable to taxable Australian real property.

Dual Residency

If an investor is a tax resident of both Australia and the United States, that investor may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a United States resident for the purposes of the DTA, the Australian tax applicable would be limited by the DTA. Shareholders should obtain specialist taxation advice in these circumstances.

Transfer Duty

Any transfer of shares through trading on the Nasdaq should not be subject to transfer duty.

Inheritance and Estate Taxes in Australia

Australia does not have estate or death duties. Generally, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables. We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested substantial amounts in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Ordinary Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Australia. Currency fluctuations did not have a material effect on our results of operations during the years ended December 31, 2024 and 2023.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to Instruments

There are no material modifications any instruments defining the rights of our security holders.

B.	Material Modifications to Qualified Rights

There have been no material modifications or qualifications of the rights evidenced by any class of our securities by issuing or modifying any other class of securities.

C.	Withdrawn or Substituted Assets

There has been no withdrawal or substitution of a material amount of the assets securing any class of our securities.

D.	Trustees or Paying Agents

We have no changed any trustees or paying agents during the last financial year.

E.	Use of Proceeds

Our registration statement on Form F-1, as amended, file no. 333-266965, was declared effective on September 25, 2024, and our initial public offering commenced on September 26, 2024. Our underwriter was The Benchmark Company, LLC. We registered for sale 1,350,000 ordinary shares, not including the underwriters’ over-allotment option, at the initial public offering price of $4.00 per share, for an aggregate price of $5,400,000, less underwriting discounts and commissions, costs, and fees. We sold 1,350,000 ordinary shares, not including an underwriters’ over-allotment option, for aggregate net proceeds of $4,274,085.06, less underwriting discounts and commissions, costs, and fees. The total amount of our fees and expenses was $525,914.94.

Between September 25, 2024 and December 31, 2024, we used the net proceeds:$0.35m for the repayment of indebtedness; $2.51m for working capital; and $0.43m for other purposes. The foregoing are reasonable estimates of the use of proceeds. Of these amounts, $0.3m was paid, directly or indirectly, to directors, officers, our general partners or their associates, persons owning 10% or more of any class of our equity securities; and to our affiliates and $3.0m was paid, directly or indirectly, to others.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit Committee are Sally Cardillo, Daniel Lanskey and Shawn Messner. Our board of directors has determined that Ms. Cardillo, Mr. Lanskey and Mr. Messner satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Ms. Cardillo is the chairperson of our Audit Committee. Our board of directors has determined that Ms. Cardillo is an “audit committee financial expert” within the meaning of SEC regulations. Ms. Cardillo is independent as defined in 17 CFR 240.10A-3. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of our code of business conduct and ethics is available under the Governance section of our website at https://investors.innovationbev.com/governance-documents. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Astra Audit & Advisory LLC, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the years ended December 31, 2024 and 2023. Our previous independent registered public accounting firm, Accell Audit & Compliance, P.A., served as our auditor from 2021 through December 10, 2024.

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Year Ended December 31,
(Dollars)	2024	2023
Audit fees (1)	$90,341	$102,377
Audit-related fees (2)	—	—
Tax fees (3)	32,944	36,240
All other fees	—	—
Total	123,285	138,617

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.
(2)	Audit-related fees in 2023 and 2024 consist of services in connection with our initial public offering.
(3)	Tax fees consist of fees for professional services for tax compliance and tax advice

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the Audit Committee or our Board of Directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no share repurchases made by or on behalf of the Company or any “affiliated purchaser” of ordinary shares registered pursuant to Section 12 of the Exchange Act.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 12, 2024, we engaged Astra Audit & Advisory LLC (“Astra”) as our independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023, following approval by the Company’s Board of Directors and Audit Committee.

Astra replaces Accell Audit & Compliance, P.A. (“Accell”), which was dismissed on December 10, 2024. Accell’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion, disclaimer of opinion, or qualification. During the Company’s two most recent fiscal years and the interim period through Accell’s dismissal, there were no disagreements with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Prior to engaging Astra, the Company did not consult with Astra regarding any matters involving accounting principles, the type of audit opinion that might be rendered, or any reportable events.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares on the Nasdaq Capital Market, we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the applicable laws in Australia and the Corporations Act in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Australian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the applicable Australian law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

The Nasdaq listing rules allow for a foreign private issuer, such as us, to follow its home country practices in lieu of certain of the Nasdaq’s corporate governance standards. In connection with our Nasdaq Listing Application, we expect to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq listing rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions, accordingly, we seek to claim this exemption.

●

We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq listing rules. In compliance with Australian law, three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we seek to claim this exemption.

We rely on an exemption from the requirement to disclose third-party director and director nominee compensation under Nasdaq listing rules. The Corporations Act does not have a similar requirement, accordingly, we seek to claim this exemption

●

We rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law provides for restrictions on us, as an Australian public company, issuing securities to related parties (including directors and their associates) other than in certain exceptions which include issues with shareholder approval, issues as reasonable remuneration or issues which are on arm’s length (or terms worse for the related party than arm’s length terms). We are also prohibited from issuing securities to investors without disclosure (by way of a prospectus or other Australian offer document under which disclosure is made in accordance with Australian law) unless an exemption applies to that investor or class of investors as provided for under Australian law (the exemptions included exceptions for defined professional and sophisticated investors). As we have more than 50 shareholders, an investor and their associates also must not acquire a relevant interest in 20% or more of our issued voting shares unless an exception applies under Australian law, which exceptions include shareholder approval and a regulated takeover offer. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Compliance Policy is included as Exhibit 11.2 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

Our cybersecurity risk management process has been integrated into our overall risk management system, policy and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against our objectives as well as specific risks related to a compromise to the security of data.

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing, and high level risks are actioned upon. Risks are analyzed to determine whether the risk meets Company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations. The oversight of cybersecurity threats is undertaken by our Board of Directors and our Interim Chief Executive Officer who is responsible for cybersecurity monitoring risk.

As of the date of this report, we have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks, and we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

 Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

At management level, our Interim Chief Executive Officer is responsible for assessing, identifying and managing material risks from cybersecurity threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Interim Chief Executive Officer meets with the board of directors (i) in connection with each current report to furnish information concerning any material cybersecurity incident, report the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company, if any, and the relevant disclosure issue, and (ii) in connection with each annual report, will present the disclosure concerning cybersecurity matters in Form 20-F.

If a cybersecurity incident occurs, our executive officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our executive officers will promptly report the incident and assessment results to our board of directors and external legal counsel, to the extent appropriate. Our executive officers shall prepare disclosure material on the cybersecurity incident for review and approval by the board of directors, and external legal counsel (if necessary), before it is disseminated to the public.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Constitution of Innovation Beverage Group Limited (filed as Exhibit 3.1 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on August 19, 2022, and incorporated herein by reference)
2.1*	Description of Securities
4.1	Innovation Beverage Group 2022 Equity Incentive Plan (filed as Exhibit 10.19 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.1*	Convertible note agreement dated March 10, 2024 between the Company and Hartfield Assets Inc.
4.2*	Sydney Lease Deed for Seven Hills Facility, as amended on January 6, 2025
4.3	Executive Services Agreement between Australian Boutique Spirits Pty Ltd, Beri Beverages Pty Ltd and Sahil Beri, dated November 1, 2021 (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.4	Contract of Employment between Australian Boutique Spirits Pty Ltd and Tianyi Eric Yu, dated July 1, 2018 (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.5	Non-Executive Director’s Agreement between Australian Boutique Spirits Pty Ltd and Sally E. Cardillo, dated April 29, 2022 (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.6	Non-Executive Director’s Agreement between Innovation Beverage Group Limited and Daniel Lanskey, dated February 15, 2024 (filed as Exhibit 10.30 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.7	Non-Executive Director’s Agreement between Innovation Beverage Group Limited and Shawn Messner, dated February 29, 2024 (filed as Exhibit 10.31 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.10	Deed of Novation by and among Europa International Pty Ltd, Coca-Cola Amatil (Australia) Pty Ltd, and Australian Boutique Spirits Pty Ltd, dated July 2, 2018 (filed as Exhibit 10.11 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.11	Manufacturing Agreement between Europa International Pty Ltd and Coca-Cola Amatil (Australia) Pty Ltd, dated December 22, 2016. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.12	Notice Under 2016 Europa Manufacturing Agreement dated January 9, 2019. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.13	Manufacturing Agreement between Europa International Pty Ltd and Coca-Cola Amatil (Australia) Pty Ltd, dated June 9, 2017. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.14	Manufacturing Supply and License Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated July 31, 2020 (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.15	Amendment Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc. dated March 10, 2021 (filed as Exhibit 10.16 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)

4.16	Termination of BevMart Agreement and Amendment to Manufacturing Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021 (filed as Exhibit 10.17 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.17	Novation of Debt Agreement between Amit Beri and Meena Beri, dated December 27, 2021 (filed as Exhibit 10.18 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.20	Amendment Agreement between Innovation Beverage Group Limited and Sway Energy Corp., dated October 21, 2022 (filed as Exhibit 10.21 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.21	Note Purchase Agreement between Innovation Beverage Group Limited and Dean Huge, dated July 14, 2022 (filed as Exhibit 10.22 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.22	Promissory Note dated July 14, 2022 issued by Innovation Beverage Group Limited to Dean Huge (filed as Exhibit 10.23 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.23	Note Purchase Agreement between Innovation Beverage Group Limited and Anil Beri, dated July 19, 2022 (filed as Exhibit 10.24 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.24	Promissory Note dated July 19, 2022 issued by Innovation Beverage Group Limited to Anil Beri (filed as Exhibit 10.25 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.25	Note Purchase Agreement between Innovation Beverage Group Limited and Elizabeth Beri, dated October 11, 2022 (filed as Exhibit 10.26 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.26	Promissory Note dated October 11, 2022 issued by Innovation Beverage Group Limited to Elizabeth Beri (filed as Exhibit 10.27 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.27	Note Purchase Agreement between Innovation Beverage Group Limited and Clive Coleman, dated November 15, 2022 (filed as Exhibit 10.28 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.28	Promissory Note dated November 15, 2022 issued by Innovation Beverage Group Limited to Clive Coleman (filed as Exhibit 10.29 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.31	IBG Treasury Stock Deed dated March 18, 2024 by and among Meena Beri, 114 Assets Inc. and Innovation Beverage Group Limited (filed as Exhibit 10.32 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
8*	List of subsidiaries
11.1	Code of Ethics and Business Conduct (filed as Exhibit 14 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
11.2*	IBG Insider Trading Compliance Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
97.1+*	IBG Compensation Recovery Policy
101.INS
101.SCH
101.CAL
101.DEF
101.LAB
101.PRE
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

INNOVATION BEVERAGE GROUP LIMITED

Date: May 15, 2025	By:
Sahil Beri
Chief Executive Officer

Innovation Beverage Group Limited

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

December 31, 2024 and 2023

INNOVATION BEVERAGE GROUP LIMITED FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Innovation Beverage Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Innovation Beverage Group Limited (the Company) as of December 31, 2024 and 2023 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

Tampa, Florida
May 15, 2025

3702 W. Spruce Street #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

INNOVATION BEVERAGE GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
Current assets
Cash and cash equivalents	$619,944	$14,140
Accounts receivable, net	14,676	293,681
Capitalized IPO cost	—	441,027
Inventory, at cost	1,116,500	989,592
Prepaid expenses	431,495	169,145
Current portion of loan to shareholders	405,687	161,362
Total current assets	2,588,302	2,068,947
Deposits	32,373	35,108
Finance right of use asset, net	3,352	7,624
Operating right of use asset, net	213,688	71,365
Non-current portion of loan to shareholders	328,642	581,413
Equipment, net	105,399	124,703
Intangible assets, net	339,032	371,634
Prepaid distribution cost	453,728	1,200,000
Deferred tax asset	890,857	471,020
Total assets	$4,955,373	$4,931,814
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,479,983	$2,287,002
Deferred revenue	—	161,038
Related party notes payable	—	194,474
Notes payable	421,596	1,405,254
Current portion of operating lease liability	144,245	63,581
Other liabilities	232,642	166,145
Total current liabilities	2,278,466	4,277,494
Accrued employee benefits, non-current	17,689	45,850
Operating lease liability, less current portion	40,109	—
Total liabilities	2,336,264	4,323,344

Commitments and contingencies (note 9)
STOCKHOLDERS’ EQUITY
Ordinary shares, no par value; no authorization limit; 8,673,857 and 8,161,571 shares issued and outstanding at December 31, 2024 and 2023, respectively	11,619,117	6,976,753
Accumulated other comprehensive loss	(204,718)	(158,650)
Accumulated deficit	(8,795,290)	(6,209,633)
Total stockholders’ equity	2,619,109	608,470
Total liabilities and stockholders’ equity	$4,955,373	$4,931,814

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	December 31, 2024	December 31, 2023
Revenues, net	$2,931,243	$3,147,763
Cost of goods sold	699,329	1,093,369
Gross profit	2,231,914	2,054,394
Operating expenses
General and administrative	1,555,190	1,403,949
Salaries and wages	1,633,599	1,674,746
Sales and marketing	155,371	329,439
Contracted services	1,472,722	785,338
Loss on asset write-off	612,072	—
Total operating expenses	5,428,954	4,193,472
Loss from operations	(3,197,040)	(2,139,078)
Other income (expenses):
Other	319,906	90,720
Interest income	63,689	53,763
Interest expense	(244,166)	(260,473)
Total other income (expenses)	139,429	(115,990)
Loss before taxes	(3,057,611)	(2,255,068)
Income tax benefit	486,278	241,111
Net loss	(2,571,333)	(2,013,957)
Other comprehensive loss:
Foreign currency translation adjustment	(46,068)	(45,716)
Total comprehensive loss	$(2,617,401)	$(2,059,673)
Basic and diluted loss per share	$(0.31)	$(0.26)
Weighted average shares outstanding - basic and diluted	8,301,597	7,759,607

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Ordinary		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
Balance December 31, 2022	7,522,480	$4,631,507	$(112,934)	$(4,222,873)	$295,700
Sale of ordinary share, net of issuance costs	63,495	273,613	—	—	273,613
Issuance of ordinary shares for services	575,596	2,071,633	—	—	2,071,633
Foreign currency translation adjustment	—	—	(45,716)	27,197	(18,519)
Net loss	—	—	—	(2,013,957)	(2,013,957)
Balance December 31, 2023	8,161,571	$6,976,753	$(158,650)	$(6,209,633)	$608,470
Sale of ordinary share, net of issuance costs	1,350,000	3,220,655	—	—	3,220,655
Share cancellation	(1,400,000)	—	—	—	—
Issuance of ordinary shares for services	562,286	1,315,249	—	—	1,315,249
Warrants issued for services	—	106,460	—	—	106,460
Foreign currency translation adjustment	—	—	(46,068)	(14,324)	(60,392)
Net loss	—	—	—	(2,571,333)	(2,571,333)
Balance December 31, 2024	8,673,857	$11,619,117	$(204,718)	$(8,795,290)	$2,619,109

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31, 2024	December 31, 2023
Cash Flows from Operating Activities
Net loss	$(2,571,333)	$(2,013,957)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	449,910	252,174
Stock compensation	148,788	35,913
Share issuance for services	972,925	767,308
Loss on write-off of assets	605,805	27,386
Allowance for doubtful accounts	—	380,163
Changes in operating assets and liabilities
Accounts receivable, net	720,032	(126,604)
Inventory, at cost	(126,908)	422,316
Prepaid expenses	(369,846)	91,588
Right-of-use liabilities	(120,932)	(159,405)
Deposits	2,735	(420)
Deferred tax asset	(419,837)	(82,104)
Accounts payable and accrued expenses	(677,438)	434,207
Deferred revenue	(161,038)	1,530
Accrued employee benefits, non-current	(28,161)	27,386
Net cash from operating activities	(1,575,298)	57,481
Cash Flows from Investing Activities
Purchase of equipment	(6,385)	(502)
Purchase of intangibles	—	(1,048)
Net activity on due from related parties	(54,638)	(120,333)
Net cash from investing activities	(61,023)	(121,883)
Cash Flows from Financing Activities
Issuance of ordinary share, net of issuance costs	3,319,221	273,613
Payments on notes payable	(1,178,132)	(247,677)
Net cash from financing activities	2,141,089	25,936
Impact of changes in foreign currency on cash	101,036	(39,380)
Change in cash and cash equivalents	605,804	(77,846)
Cash and cash equivalents at beginning of period	14,140	91,986
Cash and cash equivalents at end of period	$619,944	$14,140
Supplemental Cash Flow Information
Cash paid for interest	$121,907	$131,145
Cash paid for taxes	—	—

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Nature of operations

Innovation Beverage Group Limited (“IBG” or the “Company”) is a developer, manufacturer and exporter of a growing portfolio of alcoholic and non-alcoholic brands of beverages. Its distribution capabilities include sales to large distributors and high-margin direct-to-consumer sales. IBG is located in Seven Hills, New South Wales, Australia.

IBG has partnered with Coca Cola Europacific Partners (CCEP), the world’s largest Coca-Cola bottler, to exclusively distribute IBG Bitters in Australia, while retaining the rights throughout the rest of the world.

IBG focuses on direct-to-consumer (DTC) sales through its network of technology-focused retail marketplaces and established BevMart, a DTC marketplace, in Australia in May 2021 and in the United States in November 2021. On November 3, 2021, IBG acquired 100% of the outstanding equity interests in REG Liquors, LLC d/b/a Wired for Wine (“W4W”), located in Stockton, New Jersey. W4W and BevMart USA, LLC are wholly owned subsidiaries of IBG.

IBG successfully closed its initial public offering (IPO) on September 27, 2024, raising $5.4 million in gross proceeds through the sale of 1,350,000 ordinary shares at $4.00 per share. The Company’s ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “IBG” on September 26, 2024.

2.       Summary of significant accounting policies

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of IBG, and its subsidiaries, BevMart USA LLC and W4W (collectively, the “Group”) are prepared in conformity with U.S. GAAP. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements have been prepared using the accrual basis of accounting and presented in U.S. dollars. The year end is December 31.

Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Group places its cash in what it believes to be credit-worthy financial institutions. The Group controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Group routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from management’s estimates and assumptions due to inherent uncertainties.

Revenue Recognition

The Group recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized upon the Group’s satisfaction of a single performance obligation when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Group expects to receive in exchange for those goods. The Group applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation. The Group’s main revenue stream is from sales of products. The Group recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Group’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods. The amount of consideration the Group receives and revenue the Group recognizes varies with changes in the customer incentives the Group offers to its customers. These incentives and discounts include cash discounts, price allowance, volume-based rebates, product placement fees and other financial support items such as trade promotions, displays, new products, consumer incentives and advertising assistance. Sales tax and other similar taxes are excluded from revenue. Cost associated with shipping and handling activities are included in general and administrative expenses as revenue is recognized. The Group estimates the amount of variable consideration by using the “expected value” method, which considers factors such as experiences with products, predictability of market conditions and competition, the current stage in the product life cycle and historical, current, and projected demand. The Group evaluated those factors and concluded that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and no constraint was necessary on the variable consideration as of December 31, 2024 and 2023. The Group has extensive historical experience with producing and delivering standard products to its contracted customers at a pre-determined price. The Group performs similar analysis on variable consideration and the related constraint (or lack thereof) at each reporting period.

The Group’s revenue stream is mainly from (1) Creating, marketing and scaling lifestyle focused beverage brands with a focus on Bitters, Non-Alcohol Spirits, Bottles cocktails and other high margin innovative products exclusively developed at IBG and sold via large distribution partners in Australia and around the globe and (2) Sales of wine and spirits via IBG’s owned on-line marketplaces namely wiredforwine.com, bevmart.com and bevmart.com.au. The Group has 21 day payment terms for brand products sales. E-commerce sales are direct-to-consumers. The Group typically provides warranties for general replacement of defects that existed at the time of sale, as required by law. Based on historical information, management does not believe a sales return or warranty allowance is necessary and no allowance for either has been recorded on December 31, 2024 or December 31, 2023.

Deferred revenue was nil and $161,038 for the years ended December 31, 2024 and 2023, respectively.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Group are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Group had no cash equivalents at December 31, 2024 or 2023.

Intangible Assets

The Group’s intangible assets consisted of customer contracts, software development costs, a liquor license and contract services. The customer contracts and liquor license were acquired in a business combination. The useful lives of intangible assets are determined after considering the specific facts and circumstances related to each intangible asset. Factors that will be considered when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws or other local regulations that could impact the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws or other local regulations that could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Indefinite life intangibles are reviewed for impairment when circumstances suggest there could be an impairment, but at least annually.

A summary of the estimated useful lives applied to the Group’s intangible assets is as follows:

	Customer contracts	Liquor license	Software Development costs	Contracted services
Useful lives	Finite (15 years)	Finite (15 years)	Finite (5 years)	Finite (5 years)

Prepaid Distribution Cost

In 2023, the Company recognized distribution costs that consist of 300,000 shares of stock issued to distributors to market the Company’s products. The shares were valued at $4.00 and amortized over the 60-month term from the distribution agreement with a commencement on October 9, 2023. On November 18, 2024, the Company terminated the agreement with one of the distributors and wrote off $498,309.

Amortization expense was $258,300 and $0 for the years ended December 31, 2024, and 2023, respectively.

Sales and Marketing

The Group follows the policy of charging the costs of advertising, marketing, and public relations to expenses as incurred. The Group has recognized $155,371 and $329,439 in sales and marketing expenses for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Equipment

Equipment is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of 10 years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Group has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Inventory

Raw materials and finished goods are stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate allocation of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Accounts Receivable

The Group has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Earnings Per Ordinary Share

The Group calculates earnings per ordinary share in accordance with the requirements of Financial Accounting Standards Board

(“FASB”) ASC Topic 260, Earnings Per Share, which mandates the dual presentation of both basic and diluted earnings per share.

- Basic earnings per ordinary share is determined by dividing net income or net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period.

- Diluted earnings per ordinary share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period, adjusted for the potential dilutive effect of ordinary shares that may be issued from the exercise of stock options, warrants, or other convertible instruments.

Comprehensive Income (loss)

ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources.

Foreign Currencies

The Group determined that its functional currency is the U.S. dollar since the U.S. dollar is the currency of the environment in which the Group primarily generates and expends cash. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered in a currency other than the functional currency of the Group. These transaction gains and losses are included in results of operations.

Leases

Operating lease right of use (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Group uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations and comprehensive loss.

Finance lease right of use assets represents the right to use the leased asset for the lease term and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial liability for a finance lease will subsequently be adjusted to reflect interest expense incurred (increase of the liability), and lease payments made (decrease of the liability). Interest should be recognized as equal to an amount that produces a constant periodic discount rate on the remaining balance of the liability during the lease term (i.e., the effective interest method). The ROU asset should be amortized on a straight-line basis from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. If, however, ownership of the ROU asset is transferred to the lessee at the end of the lease term or it is reasonably certain the lessee will exercise a purchase option for the ROU asset, then the lessee should amortize the ROU asset from commencement of the lease to the end of the useful life of the ROU asset.

Recent Accounting Pronouncements

During the years ended December 31, 2024, and 2023, there were new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, including Accounting Standards Updates (“ASU”) 2023-7, Segment Reporting, has been or will be adopted by the Group. Please see Note 11, Reportable segment. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Group’s consolidated financial statements.

The Group has considered all the other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its consolidated financial statements.

3.       Inventories

The composition of the Group’s inventories at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Raw materials	$443,308	$640,640
Finished goods	673,192	348,952
Inventories, at cost	$1,116,500	$989,592

4.       Equipment

Equipment consisted of the following at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Equipment	$281,057	$276,499
Less: Accumulated depreciation	(175,658)	(151,796)
Equipment, net	$105,399	$124,703

Depreciation expenses were $23,862 and $34,331 for the years ended December 31, 2024 and 2023, respectively.

5.       Intangible assets

Intangible assets consisted of the following at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Contract rights	$432,246	$496,757
Software development costs	65,793	66,384
Liquor license	66,119	66,119
	564,158	629,260
Less: accumulated amortization	(225,126)	(257,626)
Intangible assets – net	$339,032	$371,634

Amortization expenses were $54,648 and $87,148 for the years ended December 31, 2024 and 2023, respectively.

6.       Lease right-of-use assets and lease liabilities

Operating leases

The Group leases office space in Australia (“Seven Hills”) and in New Jersey (“Highland Cross”). The Seven Hills lease commenced on July 1, 2018 and ends on June 30, 2024, with monthly lease payments of $20,509 AUD ($13,662 USD). At the end of April 2024, the agreement of the Seven Hills lease was renewed to the end of April 2026, with a new monthly lease payment of $21,197 AUD ($13,997 USD). For the new lease, the total initial cost recognized as a right-of-use (ROU) asset is $384,770.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the Company’s incremental borrowing rate, estimated to be 15.00%, as the interest rate implicit in most of the leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended December 31, 2024 and 2023, the Group recorded $125,971and $154,351, respectively as operating lease expense which is included in other general and administrative expenses on the consolidated statements of operations and comprehensive loss.

Operating right of use assets are summarized below:

	December 31, 2024	December 31, 2023
Office Lease	$337,431	$659,997
Less accumulated amortization	(123,743)	(588,632)
Operating right of use asset	$213,688	$71,365

Operating lease liabilities are summarized below:

	December 31, 2024	December 31, 2023
Office Lease	$184,354	$63,581
Less current portion	(144,245)	(63,581)
Long term portion	$40,109	$—

Operating lease liabilities are summarized below:

Total
12-month period ending December 31, 2025	$163,738
12-month period ending December 31, 2026	41,466
Total future minimum lease payments	205,204
Less imputed interest	(20,850)
PV of payments	$184,354

Finance leases

The Group holds three pieces of equipment under finance leases. Two leases, with terms of 33 months and 48 months respectively, matured in December 2022, while the third lease, with a term of 48 months, matured in December 2023. The associated right-of-use assets remain subject to amortization, as detailed below.

	As of December 31, 2024	As of December 31, 2023
Equipment lease	$77,519	$77,519
Less accumulated amortization	(74,167)	(69,895)
Finance right of use asset	$3,352	$7,624

Amortization expense was $4,272 and $10,751 for the years ended December 31, 2024 and 2023, respectively.

7.       Notes payable

Notes payable are summarized below:

	As of	As of
	December 31, 2024	December 31, 2023
Notes payable
Loan 1 (a)	$11,187	$20,210
Loan 2 (b)	—	600,000
Loan 3 (c)	410,409	785,044
Total notes payable	$421,596	$1,405,254

(a) Loan 1

During the year ended December 31, 2024, the Group entered an unsecured insurance financing arrangement with a face value of $55,844 AUD due on Feb 28, 2025, repaid borrowings in the amount of $50,907 AUD and recorded $5,114 AUD in interest expense related to this note.

During the year ended December 31, 2023, the Group entered an unsecured insurance financing arrangement with a face value of $53,390 AUD due on Feb 29, 2024, repaid borrowings in the amount of $29,182 AUD and recorded $4,244 AUD in interest expense related to this note.

(b) Loan 2

On November 3, 2021, IBG acquired 100% of the outstanding equity interests in W4W in exchange for $1,348,762 in cash. Of the consideration, $600,000 shall be paid to the seller of W4W within 30 days of the Company’s IPO. The balance was paid in full in 2024.

(c) Loan 3

During the year ended December 31, 2023, the Group entered six loans from 3rd parties with the total face value and interests accrued is $785,044 USD. In 2024, three loans were fully settled on October 18, October 23 and November 25, 2024. The other three loans are still outstanding as of December 31, 2024 with total USD$68,557 interests accrued during 2024, which is included within accounts payable and accrued expenses on the consolidated balance sheets.

8.       Other liabilities

	December 31, 2024	December 31, 2023
Liability for shares to be issued	$232,185	$165,500
Other	457	645
Total other liabilities	$232,642	$166,145

9.       Commitments and contingencies

During the normal course of business, the Group may be exposed to litigation. When the Group becomes aware of potential litigation, it evaluates the merits of the case in accordance with FASB ASC 450-20-50, Contingencies. The Group evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Group determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2024, the Group is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

10.     Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	December 31, 2024	December 31, 2023
Australian loss before taxes	$(2,110,363)	$(1,041,041)
United States loss before taxes	(947,248)	(1,214,027)
Income / (loss) before taxes	$(3,057,611)	$(2,255,068)
Expected Australian income tax expense / (benefits) at statutory rate of 25% (December 31, 2023: 25%)	$(520,964)	$(260,260)
Expected United States income tax expense / (benefits) at statutory rate of 21%	(228,202)	(254,946)
Increase (decrease) in income taxes resulting from:
Unrecognized deferred tax assets - tax losses	228,202	254,946
Employee shared based payment	154,594	35,925
Other items(DTA / DTL adjustment etc), net	(119,908)	(16,776)
Income tax benefits	$(486,278)	$(241,111)

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets (liabilities):
AL and LSL provision	$15,772	$28,063
Accrued Expenses	78,077	4,666
Provision for inventory obsolescence	12,498	13,750
Superannuation payable	4,222	6,403
Foreign Exchange Loss	(36,804)	(1,779)
Prepayments	(49,604)	(12,756)
Differences in depreciation - aggregated	10,820	9,008
Difference between leases (depreciation + int vs payments) - aggregated	(9,168)	1,109
Differences in amortisation - CCA Contract	13,564	7,462
Differences in amortisation - Software	(2,684)	(1,245)
Differences in amortisation - Sales	65,543	10,852
Differences in Employee SB Payment Expense	18,416	9,246
Capital IPO Cost	13,721	15,076
Capital Losses - Intangible Items	116,931	—
Carried forward Taxation Loss	694,420	381,165
Other items	(54,867)	—
Total	$890,857	$471,020

11.    Reportable segments

a.       The Group currently has two reportable geographic segments – Australia and United States. All inter-segment revenues are eliminated.

Summary information with respect to the Group’s geographic operating segments is as follows:

	The Year Ended
	December 31, 2024	December 31, 2023
Revenue
Australia	$2,929,943	$2,876,251
United States	1,300	271,512
Total revenue	$2,931,243	$3,147,763

	The Year Ended
	December 31, 2024	December 31, 2023
Loss from operations
Australia	$(2,110,363)	$(1,007,824)
United States	(1,086,677)	(1,131,254)
Total loss from operations	$(3,197,040)	$(2,139,078)

A reconciliation of the Group’s geographic segment operating income to consolidated earnings before income taxes is as follows:

	The Year Ended
	December 31, 2024	December 31, 2023
Loss from operations	$(3,197,040)	$(2,139,078)
Other	319,906	90,720
Interest income	63,689	53,763
Interest expense	(244,166)	(260,473)
Loss before income taxes	(3,057,611)	(2,255,068)
Income tax benefits	486,278	241,111
Net loss	$(2,571,333)	$(2,013,957)

	The Year Ended
	December 31, 2024	December 31, 2023
Depreciation and Amortization
Australia	$445,555	$236,598
United States	4,355	15,576
Total	$449,910	$252,174

	The Year Ended
Capital Expenditures	December 31, 2024	December 31, 2023
Australia	$3,247	$1,447
United States	—	—
Total	$3,247	$1,447

	The Year Ended
Total Assets	December 31, 2024	December 31, 2023
Australia	$7,563,548	$6,029,510
United States	572,096	177,787
Eliminations	(3,180,271)	(1,275,483)
Total	$4,955,373	$4,931,814

b.       Set out below is the disaggregation of the Group’s revenue based on the two distribution channels, brand products and e-commerce products1.

	The Year Ended
	December 31, 2024	December 31, 2023
Revenue
Brand products – Australia	$2,884,636	$2,790,125
Brand products – United States	1,300	5,517
Total brand products	2,885,936	2,795,642
E-commerce - Australia	45,307	86,126
E-commerce - United States	—	265,995
Total e-commerce products	45,307	352,121
Total revenue	$2,931,243	$3,147,763

12.    Customer Concentration

During the year ended December 31, 2024, the Group had net sales to one major customer that constituted in excess of 10% of its net sales. Net sales to this customer represented approximately 95.73% of the Group’s net sales for the year ended December 31, 2024. During the year ended December 31, 2023, the Group had net sales to one major customer that constituted in excess of 10% of its net sales. Net sales to this customer represented approximately 82.52% of the Group’s net sales for the year ended December 31, 2023.

1 This is based on the geographical segment of reporting entity’s operation, rather than sales destination.

13.     Related party disclosures

At December 31, 2024, the Company had accounts receivable and accounts payable balances with a related company in the amounts of $0 (December 31, 2023: $525,203) and $0 (December 31, 2023: $0), respectively. During the years ended December 31, 2024 and 2023, the Company recorded revenue of $0 and $0, from the related party respectively.

All loans to and from related parties at the period end are unsecured and settlement generally occurs in cash. Details are as follows:

Loan A issuance, interest, and repayment schedule in AUD (Receivable, interest 8.77%)
Opening balance December 2023	$1,085,927
Loan issued:	—
Interest income accrued	95,236
Total repayment by December 2024	—
Closing balance December 2024	$1,181,163

Loan B issuance, interest, and repayment schedule in AUD (Payable, interest 12%)
Opening balance December 2023	$—
Loan issued:	220,000
Interest income accrued	9,635
Total repayment by December 2024	(229,635)
Closing balance December 2024	$—

Loan C issuance, interest, and repayment schedule in AUD (Payable, interest 12%)
Opening balance December 2023	$56,740
Loan issued:	—
Interest income accrued	986
Total repayment by December 2024	(57,726)
Closing balance December 2024	$—

Loan D issuance, interest, and repayment schedule in USD (Payable, interest 12%)
Opening balance December 2023	$155,664
Loan issued:	402,233
Interest income accrued	—
Total repayment by December 2024	(557,897)
Closing balance December 2024	$—

On September 27, 2024, Meena Beri cancelled 650,000 ordinary shares held by her. 114 Assets Inc., a related party of the Company cancelled 750,000 ordinary shares held by this entity.

From 2020 to 2022, IBG sold a significant quantity (in the total of AUD$2.68 million) of Australian Bitter products to Sway Energy Corporation (formerly Elegance Brands Inc), a distributor based in the United States. Despite Sway efforts to sell these products during the mentioned period, the sales performance was suboptimal, leading to an accumulation of unsold inventory and $380,163 allowance for doubtful accounts. On October 25, 2024, Innovation Beverage Group Limited (“the Company”) decided to back those 17,209 cases of the products for commercial reason at the price of $321,558 in total. Post buyback, the Company was trying to set up its own distribution channels in the US to enhance brand recognition and market penetration.

Directors

The Group pays the directors a fixed fee of $75,000 AUD per annum, paid monthly. The Company may terminate the agreement without cause by giving 1 business days’ notice in writing; and the directors may terminate the agreement without cause by giving the Group 7 business days’ notice in writing. In conjunction with these agreements, 65,000 warrants are issued upon commencement date, see Note 14.

14.     Warrants

The Group applied fair value accounting for all share-based payments awards. The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model.

Warrant Activities

The assumptions used for warrants granted during the twelve months ended December 31, 2024, and 2023, are follows:

	December 31, 2024	December 31, 2023
Exercise Price	AUD$3.78	AUD$3.78
Expected dividends	0%	0%
Expected volatility	35%	35%
Rist free interest rate	2.53% - 3.71%	2.53%
Expected life of warrants	3 years	3 years

The following is a summary of the Group’s warrant activity:

	Warrant	Weighted Average Exercise Price
Balance - December 31, 2022 - outstanding	195,000	AUD$3.78
Forfeited/Cancelled	(43,333)	AUD$3.78
Balance - December 31, 2023 - outstanding	151,667	AUD$3.78
Granted	130,000	AUD$3.78
Forfeited/Cancelled	(43,333)	AUD$3.78
Balance - December 31, 2024 - outstanding	238,334	AUD$3.78
Balance - December 31, 2024 - exercisable	86,667	AUD$3.78

Warrants Outstanding			Warrants Exercisable
Weighted average exercise price	Number outstanding	Weighted average remaining expected life (in years)	Weighted average exercise price	Number exercisable	Weighted average remaining expected life (in years)
AUD 3.78	238,334	3	AUD 3.78	86,667	3

During the year ended December 31, 2024, the Group granted two new directors 130,000 warrants with a fair value of $106,460, vesting over three years in equal tranche.

15.     Subsequent events

On January 6, 2025, Innovation Beverage Group Limited (“the Company”) engaged with PBG consulting Partners LLC (“the Consultant”) for various services in connection with the Company’s worldwide sales and distribution of its manufactured spirits. The consultant is responsible for developing sales partnerships and orchestrating strategic initiatives with distributors and national chains of all products on behalf of the Company. The consultant compensation is $20,000 per month. PBG consulting Partners LLC is a related party of the Company.

On February 28, 2025, Innovation Beverage Group Limited (“the Company”) acquired 100% intellectual property rights including a proprietary manufacturing process, custom production line equipment and formula from a related party. The consideration of USD $275,000 was settled by the issuance of 394,945 fully paid ordinary shares, valued at USD $0.6963 based on the 30-day VWAP as of February 28, 2025. This transaction was finalised post balance date and does not impact on the financial position as of December 31, 2024.

In accordance with ASC 855-10, Subsequent Events, the Group has analyzed its operations subsequent to December 31, 2024, through the date when the consolidated financial statements were available to be issued and has determined that it does not have any other additional material subsequent events to disclosure in these financial statements.