Form 20-F
period 2025-12-31
Innovation Beverage Group Ltd
filed 2026-09-17
CIK 1924482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Sahil Beri

Chief Executive Officer

47 Holbeche Road, Arndell Park, NSW 2148, Australia

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 694,066 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our reporting currency is the U.S. dollar. The functional currency of IBG is the Australian dollar, while the functional currency of our U.S. subsidiaries is the U.S. dollar. In this Annual Report, “AUD$” or “AUD” refer to Australian dollars, and “$,” “US$” and “U.S. dollars” refer to U.S. dollars.

On September 26, 2025, we effected a reverse split of our ordinary shares at a ratio of 1-for-5 (the “September Reverse Split”). On January 30, 2026, we effected an additional reverse split of our ordinary shares at a ratio of 1-for-5 (the “January Reverse Split,” and together with the September Reverse Split, the “Reverse Splits”). All share and per share amounts presented in this Annual Report, including the consolidated financial statements and related notes, have been retroactively adjusted to give effect to the Reverse Splits for all periods presented.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to publicly traded entities that do not qualify as emerging growth companies. These exemptions include:

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the size of the market opportunity for our products and future products;

●	the success of competing products that are or may become available;

●	our plans relating to the further development of our future products, including additional products we may develop, manufacture, market, export, and/or retail;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	our ability to restructure our operations to comply with future changes in government regulation; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

v

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. Our business is subject to a number of risks of which you should be aware before a decision to invest in our Ordinary Shares. You should carefully consider all the information set forth in this annual report and, in particular, should evaluate the specific factors set forth in the risk factors below before deciding whether to invest in our Ordinary Shares. Among these important risks are, but not limited to, the following:

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

IBG exclusively manufactures Australian Bitters Company bitters for distribution in Australia due to our partnership with CCEP. In 2025, distribution and sales of our bitters under the Australian Bitters Company brand accounted for approximately 94% of our total revenue. If we fail to maintain good relations with CCEP and our agreement with CCEP were to expire or terminate, then we could incur a significant loss of revenue, which would negatively impact our results of operations.

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

On July 31, 2020, the Company (formerly known as Australian Boutique Spirits Pty Ltd) and Sway (formerly known as Elegance Brand, Inc.) entered into a Manufacturing, Supply and License Agreement, as amended on March 10, 2021, June 14, 2021, and October 21, 2022 (“2020 Manufacturing Agreement”). Upon the termination of the 2020 Manufacturing Agreement, two licenses granted thereunder will expire. Pursuant to said agreement, (i) IBG holds a royalty-free license to Twisted Shaker to manufacture, use and sell the product throughout the world, except the U.S., its territories and possessions; and (ii) Sway holds a royalty-free license to use the intellectual property rights associated with VOCO to manufacture, use and sell the brand in the U.S., its territories and possessions. The expiration of the license to manufacture and distribute Twisted Shaker would negatively impact our revenue as it accounted for $40,767 of our group consolidated revenue for fiscal year 2025, whereas the expiration of Sway’s royalty-free license to manufacture and distribute VOCO would return the rights to us. For further details about the 2020 Manufacturing Agreement, please see “Item 4. Business Overview-Material Agreements.”

Under the 2020 Manufacturing Agreement, Sway has a right to a Favored Nations Price Adjustment and if we fail to comply with such a pricing obligation, Sway is entitled to terminate the agreement.

Sway is entitled to a Favored Nations Price Adjustment (as described further under the section “Material Agreements”) on one occasion only during each Anniversary Year (meaning the period from August 1 through July 31) and it only applies to sales and purchases of Covered Products (as defined in the section “Material Agreements”) in the next succeeding Anniversary Year. If IBG fails to provide Sway with a Favored Nations Price Adjustment to which it may be entitled, Sway may, at its option, in addition to all of its other rights under this Agreement or at law, terminate this Agreement without liability to IBG. The termination of the 2020 Manufacturing Agreement would adversely affect our revenue, financial condition and results of operations.

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

Over the past few years, volatility in the global oil markets has resulted in variable fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. If fuel prices continue to increase, we expect to experience higher shipping rates and fuel surcharges, as well as energy surcharges on our raw materials. It is hard to predict what will happen in the fuel markets in the remainder of 2026 and beyond. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

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

Under United States Generally Accepted Accounting Principles (“U.S. GAAP”), we are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include, declining or slower than anticipated growth rates for certain of our existing products, a decline in stock price and market capitalization, and slower growth rates in our industry. We may be required in the future to record a significant charge to earnings during the period in which we determine that our intangible assets have been impaired. Any such charge would adversely impact our results of operations. We had a zero balance for the years ended December 31, 2024 and 2025.

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

We have identified material weaknesses in our internal control over financial reporting, which resulted in the restatement of our previously issued financial statements for fiscal year 2024. If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Our management identified material weaknesses in our internal control over financial reporting relating to (i) insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to current U.S. GAAP and SEC disclosure requirements; (ii) the lack of segregation of duties, because, due to our size and nature, segregation of all conflicting duties may not always be possible or economically feasible; and (iii) inadequate controls to ensure that all material transactions and developments with related parties are properly identified, approved and reported. These material weaknesses contributed to errors requiring the restatement of our previously issued consolidated financial statements for fiscal year 2024, as described in Note 3 to the consolidated financial statements included elsewhere in this Annual Report. We have begun remediation efforts, including enhancing our accounting policies and procedures, evaluating additional accounting resources, and strengthening our controls over the identification and reporting of related-party transactions, but our remediation efforts may be time-consuming and costly and may not be successful. If we are unable to remediate these material weaknesses, we may be unable to provide reliable financial information, meet our reporting obligations or prevent fraud, and could be subject to sanctions or other regulatory action. Any of these outcomes could adversely affect our business, financial condition and results of operations, our stock price and investor confidence. As an emerging growth company, our independent registered public accounting firm is not required to provide an attestation report on management’s assessment of our internal control over financial reporting.

The restatement of our previously issued financial statements may subject us to additional risks and uncertainties, including increased regulatory scrutiny, litigation risk, and loss of investor confidence.

The restatement could lead to an SEC inquiry or investigation and may subject us to shareholder litigation or other claims. It could also make it more difficult for us to maintain compliance with Nasdaq listing requirements, impair our ability to raise capital on acceptable terms or at all, and subject the Company to reputational harm. Any of these risks could materially and adversely affect our business, financial condition, results of operations, stock price and investor confidence.

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

These risks include:

●	Unfavorable economic conditions and related low consumer confidence, high unemployment, weak credit or capital markets, sovereign debt defaults, sequestrations, austerity measures, higher interest rates, political instability, higher inflation, deflation, lower returns on pension assets, or lower discount rates for pension obligations;

●	Changes in laws, regulations, or policies - especially those that affect the production, importation, marketing, sale, or consumption of our beverage alcohol products;

●	Tax rate changes (including excise, sales, duties, corporate, individual income, dividends, capital gains), or changes in related reserves, changes in tax rules or accounting standards, and the unpredictability and suddenness with which they can occur;

●	Dependence upon the continued growth of brand names;

●	Changes in consumer preferences, consumption, or purchase patterns, and our ability to anticipate and react to them;

●	Bar, restaurant, travel, or other on premise declines;

●	Unfavorable consumer reaction to our products, package changes, product reformulations, or other product innovation;

●	Decline in the social acceptability of beverage alcohol products in our markets;

●	Production facility or supply chain disruption;

●	Imprecision in supply/demand forecasting;

●	Higher costs, lower quality, or unavailability of energy, input materials, labor, or finished goods;

●	Direct-to-consumer changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in higher implementation--related or fixed costs;

●	Inventory fluctuations in our products by distributors, wholesalers, or retailers;

●	Competitors’ consolidation or other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets;

●	Insufficient protection of our intellectual property rights;

●	Product recalls or other product liability claims;

●	Product counterfeiting, tampering, or product quality issues;

●	Significant legal disputes and proceedings;

●	Government investigations (particularly of industry or company business, trade or marketing practices);

●	Failure or breach of key information technology systems;

●	Negative publicity related to our company, brands, marketing, personnel, operations, business performance or prospects; and

●	Business disruption, decline, or costs related to organizational changes, reductions in workforce, or other cost-cutting measures, or our failure to attract or retain key executive or employee talent.

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

The proposed merger with BlockFuel Energy, Inc. may not be completed, which could adversely affect our business, financial condition and share price.

On October 14, 2025, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BlockFuel Energy Inc., a Texas corporation (“BlockFuel”), and InnoBev Merger Corp., a wholly owned subsidiary of the Company (“Merger Sub”). The completion of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including, among others, approval by Nasdaq. There can be no assurance that these conditions will be satisfied or that the merger will be completed on the anticipated timeline, or at all.

In addition, we have undertaken a series of transactions in connection with the proposed merger, including the use of proceeds from our public offering completed on March 16, 2026, which generated approximately $6,000,000 in gross proceeds, to fund a $2,500,000 loan to BlockFuel and the acquisition of a controlling interest in BlockFuel. If the merger is not completed, we may not realize the anticipated benefits of these transactions, and we may be exposed to risks associated with such loan and investment.

If the merger is not completed, we may experience negative market reactions, including a decline in the trading price of our ordinary shares, incur significant transaction costs, including legal, accounting and advisory fees, and face uncertainty in our business strategy, which could materially and adversely affect our business, financial condition and results of operations.

The proposed merger will result in a significant change in our business and operations.

If the merger with BlockFuel is completed, our business will shift from a beverage-focused company to a company primarily engaged in the acquisition, development and operation of oil and gas assets and the integration of those assets with digital energy infrastructure. This transition may subject us to new risks and uncertainties, including those related to operating in unfamiliar industries, integrating new operations, and managing a significantly different business model.

Following the proposed merger with BlockFuel, our existing shareholders are expected to experience substantial dilution and reduced ownership.

Upon completion of the merger, the equityholders of BlockFuel are expected to own approximately 90% of our outstanding ordinary shares on a fully diluted basis, subject to customary adjustments. As a result, our existing shareholders are expected to experience significant dilution of their ownership interests and voting power.

Following the merger, the BlockFuel equityholders are expected to have a controlling interest in the combined company and will be able to exert significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Accordingly, our existing shareholders will have limited ability to influence the management, policies and operations of the combined company.

We may require additional financing, which may not be available on favorable terms, or at all.

We may require additional capital to fund our operations and to satisfy conditions to the proposed merger. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all. Failure to secure additional capital could adversely affect our ability to complete the merger and execute our business plan.

Our at-the-market offering program may result in dilution to existing shareholders and could adversely affect the market price of our ordinary shares.

In January 2026, we established an at-the-market offering program pursuant to which we may sell up to $2,500,000 of our ordinary shares from time to time. Any sales of ordinary shares under this program will be made at prevailing market prices or at negotiated prices, and the issuance of such shares will result in dilution to existing shareholders, including a reduction in their ownership interests and voting power.

In addition, because shares may be sold into the market over time, the actual or potential issuance of ordinary shares under the at-the-market program could place downward pressure on the market price of our ordinary shares. The perception that we may issue additional shares under the program, or the timing and amount of any such sales, could also increase volatility in the trading price of our ordinary shares.

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

IBG has six wholly owned subsidiaries: Innovation Beverage Group USA Inc., a Nevada corporation; Reg Liquors LLC (d/b/a Wired for Wine), a New Jersey limited liability company; IBG USA, LLC, a Delaware limited liability company; InnoBev Merger Corp., a Texas corporation; IBG Treasury USA Inc., a Nevada corporation; and Bittersweet Brands Pty Ltd, an Australian company, which is wholly owned by Innovation Beverage Group USA Inc. On July 13, 2021, IBG formed Bevmart USA LLC, a Delaware limited liability company, which was subsequently renamed IBG USA, LLC on July 8, 2022. On November 3, 2021, IBG acquired 100% of the outstanding equity interests in Reg Liquors LLC, a New Jersey limited liability company formed on August 16, 2016. On October 28, 2024, IBG formed Innovation Beverage Group USA Inc., a Nevada corporation. IBG Treasury USA Inc. is a wholly owned subsidiary of IBG. Bittersweet Brands Pty Ltd is a wholly owned subsidiary of Innovation Beverage Group USA Inc. InnoBev Merger Corp. is a wholly owned subsidiary of IBG and was formed solely for purposes of effecting the transactions contemplated by the Merger Agreement.

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

Our cash used in investing activities for equipment and intangible assets purchase in 2025, 2024 and 2023 are $0. The Company has sufficient manufacturing capacities.

Recent Developments

During 2025 and early 2026, the Company undertook a series of transactions to transition its business and capital structure in connection with its proposed business combination with BlockFuel Energy, Inc.

Proposed Merger with BlockFuel Energy, Inc.

On October 14, 2025, the Company entered into the Merger Agreement, as amended on March 16, 2026 with BlockFuel Energy, Inc. The transaction is structured as a reverse triangular merger pursuant to which BlockFuel will become a wholly owned subsidiary of the Company. Following the closing, the equityholders of BlockFuel are expected to own approximately 90% of the Company’s outstanding ordinary shares, on a fully diluted basis, subject to customary adjustments. The completion of the merger remains subject to customary closing conditions, including required financing, shareholder and regulatory approvals, including approval by Nasdaq.

Acquisition of Controlling Interest in BlockFuel

In connection with the proposed merger, the Company undertook a series of related transactions on March 16, 2026. The Company entered into the Merger Agreement and a Share Exchange Agreement, pursuant to which the Company acquired approximately 51% of the outstanding equity of BlockFuel, providing the Company with a controlling interest in BlockFuel prior to completion of the merger. In addition, the Company loaned BlockFuel $2,500,000 pursuant to an unsecured promissory note and issued warrants to purchase ordinary shares, which are subject to shareholder and Nasdaq approval and are expected to be adjusted and exercised upon completion of the merger.

$6 Million Public Offering

On March 16, 2026, the Company closed a best-efforts public offering generating approximately $6 million in gross proceeds. The offering consisted of units comprised of ordinary shares (or pre-funded warrants) and Series A and Series B warrants. The Company used $2,500,000 of the net proceeds to fund the loan to BlockFuel described above and intends to use the remaining proceeds for general corporate purposes, including supporting the proposed merger and related strategic initiatives.

At-the-Market Offering Program

On January 14, 2026, the Company entered into a sales agreement with Aegis Capital Corp., pursuant to which the Company may sell up to $2,500,000 of its ordinary shares from time to time in an “at-the-market” offering. The Company is not obligated to sell any shares under the program and may suspend or terminate the program at any time.

B. Business Overview

We are a developer, manufacturer, marketer, exporter and retailer of a growing beverage portfolio of 70 formulation across 14 alcoholic and non-alcoholic brands. Our focus is on premium and super premium brands.

IBG has six wholly owned subsidiaries: Innovation Beverage Group USA Inc., a Nevada corporation; Reg Liquors LLC (d/b/a Wired for Wine), a New Jersey limited liability company; IBG USA, LLC, a Delaware limited liability company; InnoBev Merger Corp., a Texas corporation; IBG Treasury USA Inc., a Nevada corporation; and Bittersweet Brands Pty Ltd, an Australian company, which is wholly owned by Innovation Beverage Group USA Inc. On July 13, 2021, IBG formed Bevmart USA LLC, a Delaware limited liability company, which was subsequently renamed IBG USA, LLC on July 8, 2022. On November 3, 2021, IBG acquired 100% of the outstanding equity interests in Reg Liquors LLC, a New Jersey limited liability company formed on August 16, 2016. On October 28, 2024, IBG formed Innovation Beverage Group USA Inc., a Nevada corporation. IBG Treasury USA Inc. is a wholly owned subsidiary of IBG. Bittersweet Brands Pty Ltd is a wholly owned subsidiary of Innovation Beverage Group USA Inc. InnoBev Merger Corp. is a wholly owned subsidiary of IBG and was formed solely for purposes of effecting the transactions contemplated by the Merger Agreement.

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

Our flagship Australian Bitters Company (“ABC”) brand accounted for approximately 91% of our revenues in 2023 and 99% of our revenues in 2024. In 2025, ABC accounted for 94%. By geographic market, our total revenues are:

	2025 (USD)	2024 (USD)	2023 (USD)
Australian Market	$2,743,510	$2,920,197	$2,876,251
U.S. Market (1)	$28,731	$2,044	$271,512
Total Revenue	$2,772,241	$2,922,241	$3,147,763

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

The Australian Bitters Company (“ABC”) brand was launched in 2015 and developed as an Australian alternative to a well-known, nearly 200-year-old brand, Angostura Bitters. By the end of 2025, ABC had approximately 45% of the market share in Australia. We believe that the growth of ABC to its current position in the markets shows that ABC has become the first Australian-made challenger brand to Angostura Bitters. By way of distribution through Coca-Cola Europacific Partners (CCEP), Australia’s largest beverage distributor, ABC has managed to grow its market share substantially. CCEP has a distribution network that reaches over 90% of postcodes across Australia. As a brand in CCEP’s distribution network, we anticipate significant continued growth. ABC also has the home-field advantage of being locally produced in Australian rather than being an imported product.

The following chart summarizes the arrangements we have with respect to our different brand-name products. For a complete description about the related agreements, see “Item 4. Business Overview-Material Agreements.”

Brands	Summary	Governing Agreement	IP	Consideration/Royalty

Australis Gin	IBG owns this brand after repurchasing it from Sway Energy pursuant to the June 2021 Agreement.

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021 (“June 2021 Agreement”).

			IBG owns the intellectual property rights, including formulations, associated with the brand Australis Gin.	ABS paid USD$42,500 representing 100% of the costs and expenses incurred by Elegance as at that time in developing the Australis Gin beverage and brand.
Twisted Shaker	IBG holds a royalty-free license to Twisted Shaker to manufacture, use and sell the product throughout the world, except the U.S., its territories and possessions.

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021.

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

		Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance.	IBG granted to Sway a non-exclusive, non-transferable, non-sublicensable license to make, use and sell all formulations with respect to the BitterTales brand of alcoholic products.	One-time upfront royalty payment in the amount of USD$40,000 paid on August 15, 2020.

VOCO	IBG owns this brand and granted Sway a royalty-free license to use its intellectual property rights associated with VOCO to manufacture, use and sell the brand in the U.S., its territories and possessions.

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

● Manufacturing, Supply and License Agreement dated July 31, 2020 between ABS and Elegance

● Termination of BevMart Agreement and Amendment to Manufacturing Agreement, between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021.

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

Our direct-to-consumer (DTC) distribution channel is a network of eCommerce platforms, including www.bevmart.com.au. We launched BevMart.com.au in Australia in May 2021. We offer our brands, as well as other brands, through our eCommerce platforms. (Our previous eCommerce platforms, www.bevmart.com, www.wiredforwine.com, have ceased retailing third-party brands.)

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

IBG eCommerce

Bevmart AU

Bevmart is a vertically integrated, direct-to-consumer spirits website for Australian Boutique Spirits. Bevmart specializes in exclusive spirits and imported celebrity brands for the Australian market. Bevmart offers a range of 50 SKUs (primarily our produced products) with the objective to expand this range significantly by end of our 2026 fiscal year.

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

eCommerce Advantages

Technological Advantages

Our eCommerce brands, including www.bevmart.com.au are built on Shopify, including their front ends. While there are some customization restraints (ones that are not currently needed), Shopify provides a best-in-class, low-cost solution for our direct-to-consumer functionality needs. Its native features and a large library of app integrations significantly reduce our development costs and allow us to be nimble in an ever-changing digital landscape.

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

With regard to our eCommerce, the flat structure helps to reduce our operating expenses (as we have one digital marketing agency and web development team) and duplication of work. The structure also leverages the team’s experience and capabilities across our eCommerce banners. Owned products, such as Twisted Shaker, and distribution deals (i.e. Drake’s Virginia Black) allows us to retain margin and push exclusiveness as a competitive difference through our DTC banners (i.e. Bevmart).

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

On July 31, 2020, the Company (formerly known as Australian Boutique Spirits Pty Ltd) and Sway Energy Corp. (formerly known as Elegance Brand, Inc.) (“Sway”) entered into a Manufacturing, Supply and License Agreement, as amended on March 10, 2021, June 14, 2021 and October 21, 2022 (“2020 Manufacturing Agreement”). For further details about the 2020 Manufacturing Agreement, please see “Item 4. Business Overview-Material Agreements.”

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

Agreement and Plan of Merger dated March 16, 2026 with the Company, BlockFuel Energy Inc., a Texas corporation, and InnoBev Merger Corp., a wholly owned subsidiary of the Company

On October 14, 2025, the Company entered into the Agreement and Plan of Merger, as amended and restated on March 16, 2026, with BlockFuel Energy, Inc., a Texas corporation, and InnoBev Merger Corp., a wholly owned subsidiary of the Company. The transaction is structured as a reverse triangular merger pursuant to which the Merger Sub will merge with and into BlockFuel, with BlockFuel surviving as a wholly owned subsidiary of the Company. Under the terms of the A&R Merger Agreement, at the effective time of the merger, each outstanding share of BlockFuel common stock will be converted into the right to receive ordinary shares of the Company such that, following completion of the merger, the owners of BlockFuel are expected to own approximately 90% of the Company’s outstanding ordinary shares and existing Company shareholders approximately 10%, in each case on a post-transaction, fully diluted basis and subject to equitable adjustments for interim financings. No cash consideration is payable to BlockFuel equityholders in connection with the merger. The completion of the merger remains subject to specified closing conditions, including, among others, (i) the completion by the Company of interim financings of at least $10 million, (ii) the authorization for listing of the Company’s ordinary shares to be issued in the merger on a mutually agreed stock exchange, (iii) the absence of any law, court order or regulatory injunction prohibiting the consummation of the merger, (iv) subject to specified materiality standards, the accuracy of representations and warranties of each party, (v) compliance by each party in all material respects with its covenants and agreements, (vi) the absence of a material adverse effect on each party, and (vii) applicable shareholder and regulatory approvals, including approval by Nasdaq. The Merger Agreement contains customary representations, warranties and covenants of each party, including covenants relating to the conduct of each party’s business between signing and closing, as well as customary termination provisions.

Share Exchange Agreement dated March 16, 2026 by and between the Company and the shareholders of BlockFuel Energy Inc.

In connection with the proposed merger, the Company entered into a Share Exchange Agreement dated March 16, 2026 (the “Share Exchange Agreement”) with certain shareholders of BlockFuel, including Daniel Joseph Lanskey, Russell H. Didlake, Bekana Investments Pty Ltd, Anil Beri Holdings Inc., and Beri Holdings LLC (collectively, the “Selling Shareholders”). Pursuant to the Share Exchange Agreement, the Selling Shareholders transferred to the Company an aggregate of 127,628 shares of BlockFuel common stock, representing approximately fifty-one percent (51%) of the outstanding equity of BlockFuel. As consideration for the transferred shares, the Company issued to the Selling Shareholders warrants to purchase an aggregate of 3,815,766 ordinary shares of the Company at an exercise price of $0.0001 per share (the “Warrants”). The Warrants have a term of five years and are not exercisable until shareholder approval and approval by The Nasdaq Stock Market LLC are obtained, including Nasdaq’s approval of any change of control resulting from their exercise. The Warrants represent approximately 45.9% of the Company’s issued and outstanding ordinary shares as of issuance and will represent 51% of the merger consideration payable at the time of the closing of the merger. Upon consummation of the merger, the Warrants will be automatically adjusted to an aggregate of 20,643,297 ordinary shares of the Company and will be deemed exercised. In addition, in connection with the Share Exchange Agreement and the proposed merger, the Company loaned BlockFuel $2,500,000 pursuant to an unsecured, non-interest bearing promissory note (the “Promissory Note”). BlockFuel used the proceeds of the Promissory Note to exercise its call right under a Common Stock Purchase Agreement dated December 24, 2025 and repurchase and cancel certain outstanding shares of BlockFuel common stock.

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

Employees

As of September 15, 2026, we had 8 full time employees located in Australia and the United States. These employees are engaged in manufacturing, sales and marketing, customer support, finance, and general management. We rely upon and engage consultants on a contract basis to provide services to assist us to carry on our technical development, administrative, shareholder communication and marketing activities. None of our employees are represented by labor unions or covered by collective bargaining agreements.

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

C. Organizational Structure

The legal name of our company is Innovation Beverage Group Limited and we are a public limited company incorporated under the laws of Australia. IBG has six wholly owned subsidiaries: Innovation Beverage Group USA Inc., a Nevada corporation; Reg Liquors LLC (d/b/a Wired for Wine), a New Jersey limited liability company; IBG USA, LLC, a Delaware limited liability company; InnoBev Merger Corp., a Texas corporation; IBG Treasury USA Inc., a Nevada corporation; and Bittersweet Brands Pty Ltd, an Australian company, which is wholly owned by Innovation Beverage Group USA Inc. We conduct some of our operations through our subsidiaries. IBG USA INC was formed in October 2024 for the purpose of importing, producing via co-packers, marketing and wholesaling the IBG owned portfolio of brands in the United States. IBG USA INC began these activities since October 2024 with several distribution agreements with Republic National Distribution Company (“RNDC”) in California, Hawaii, Alaska, Nevada, Ohio and Washington states and with Houston’s Inc. in Oregon.Reg Liquors LLC is an e-commerce retailer of wines and spirits, which operated its own marketplaces, www.wiredforwine.com and www.bevmart.com, until October 2024. In October of 2024, we decided to focus our efforts on building our own brands in the United States and other export markets, and as a result we have ceased retailing of certain third-party brands via our retail websites, www.wiredforwine.com and www.bevmart.com for the United States.

Investments in our securities are not purchases of equity securities of these operating subsidiaries in the United States but instead are purchases of equity securities of IBG.

D. Property, Plant and Equipment

The Company leases office space in Arndell Park, New South Wales, Australia, consisting of a distillery, beverage manufacturing facility and office space, pursuant to a five-year lease agreement commencing on April 1, 2026 and expiring on March 31, 2031, covering approximately 1,600 square meters of rentable space, with base rent of AU$298,350.00 per annum payable in accordance with the terms of the lease agreement. The Company relocated its operations from Seven Hills to Arndell Park in April 2026.

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

Overview

We are a developer, manufacturer and exporter of a growing portfolio of 75 formulations across 14 alcoholic and non-alcoholic brands of beverages such as Australian Bitters Company. Our distribution capabilities include sales to large distributors and high-margin direct-to-consumer sales. We have partnered with Coca-Cola Europacific Partners (NASDAQ:CCEP), one of the world’s largest Coca-Cola bottlers, to exclusively distribute “Australian Bitters Company” bitters in Australia while retaining the rights throughout the rest of the world, and we are negotiating distribution to new European markets, including expansion of our new brands into Australia and Europe. We focus on direct-to-consumer (DTC) sales through our network of eCommerce platforms. We launched BevMart, a DTC marketplace, in Australia in May 2021.

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

Recent Offerings

On March 16, 2026, the Company closed a best-efforts public offering generating approximately $6 million in gross proceeds. The offering consisted of units comprised of ordinary shares (or pre-funded warrants) and Series A and Series B warrants. The Company used $2,500,000 of the net proceeds to fund a loan to BlockFuel in connection with the proposed merger transaction and intends to use the remaining proceeds for general corporate purposes.

On January 14, 2026, the Company entered into a sales agreement with Aegis Capital Corp. pursuant to which the Company may, from time to time, sell up to $2,500,000 of its ordinary shares in an “at-the-market” offering. As of the date of this Annual Report, the Company has sold an aggregate of approximately $2,013,687 of ordinary shares under this program.

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

Revenues

Our revenues are derived primarily from the sales of bitters products to Coca-Cola Europacific Partners and overseas customers and direct-to-consumer (DTC) sales through our on-line marketplaces.

Cost of Revenues

Cost of revenues includes the costs of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditures based on normal operating capacity.

General and Administrative Expenses

General and administrative expenses consist primarily of insurance, public company and compliance costs, depreciation and amortization, occupancy-related costs and other corporate administrative expenses.

Salaries and Wages

Salaries and wages consist primarily of employee compensation, executive compensation, director fees, employee benefits and applicable stock-based compensation.

Sales and Marketing

Sales and marketing expenses consist primarily of advertising, promotional and other sales-related costs.

Contracted Services

Contracted services consist primarily of consulting, legal, accounting, audit and other professional service costs.

Interest Expense

Interest expense consists primarily of interest incurred on lines of credit and other financing arrangements, including insurance and equipment financing.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

Revenues

The following table summarizes the results of our revenues for the years ended December 31, 2025 and 2024.

	12 Months Ended December 31,				Year-over-Year
	2025		2024		Change
	(As Restated)
Australian Bitters Company	$2,595,538	94%	$2,795,537	96%	-7.2%
BitterTales and others	$153,684	5%	$81,536	2%	88.5%
Total Brand Products	$2,749,222	99%	$2,877,073	98%	-4.4%

Spirits	$23,019	1%	$45,168	2%	-49.0%
Total E-Commerce	$23,019	1%	$45,168	2%	-49.0%
Total Revenues	$2,772,241	100%	$2,922,241	100%	-5.1%

Revenues for the year ended December 31, 2025, were $2,772,241 compared to $2,922,241 for the year ended December 31, 2024, as restated, a decrease of $150,000, or 5.1%. The decrease in revenues was primarily attributable to lower Australian Bitters Company sales and was due to a missed order cycle from Coca-Cola Europacific Partners in 2025, resulting in 11 months of recognized sales in 2025 compared to a full 12-month period in 2024.

Cost of Revenues

Cost of revenues for the year ended December 31, 2025 was $1,546,570 compared to $697,182 for the year ended December 31, 2024, as restated, an increase of $849,388, or 122%. The increase in cost of revenues was primarily attributable to inventory-related adjustments, including a $330,250 inventory writedown, and higher raw material costs.

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2025 was $1,225,671 compared to $2,225,059 for the year ended December 31, 2024, as restated, a decrease of $999,388, or 44.9%. Gross margin decreased to 44.2% for 2025 from 76.1% for 2024. The decrease in gross margin was primarily attributable to the increase in cost of revenues described above, including inventory-related adjustments and higher raw material costs, while revenues decreased by 5.1%.

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2025 and 2024.

	12 Months Ended December 31,
	2025		2024
			(As Restated)
General and administrative	$1,514,464	23%	$1,342,468	18%
Salaries and wages	$2,243,852	34%	$2,459,586	34%
Sales and marketing	$293,317	4%	$154,895	2%
Contracted services	$2,559,979	39%	$1,470,782	20%
Impairment expense	$—	—%	$1,861,833	26%
Gain on disposal of equipment	$(3,046)	0%	$—	—%
Total Operating Expenses	$6,608,566	100%	$7,289,564	100%

Operating expenses for the year ended December 31, 2025, were $6,608,566 compared to $7,289,564 for the year ended December 31, 2024, as restated, a decrease of $680,998, or 9.3%. The decrease was primarily attributable to the absence of impairment expense in 2025, partially offset by higher contracted services, general and administrative expenses, and sales and marketing expenses.

●	General and administrative expenses increased by $171,996, or 12.8%, primarily due to increases in insurance, filing fees, compliance costs and other public-company and administrative expenses, partially offset by lower amortization expense.
●	Salaries and wages decreased by $215,734, or 8.8%, primarily due to lower wages and executive remuneration, partially offset by higher director fees.
●	Sales and marketing increased by $138,422, or 89.4%, primarily due to increased advertising and marketing activity, including an increase in advertising costs of approximately $70,000.
●	Contracted services increased by $1,089,197, or 74.1%, primarily due to an approximately $1.2 million increase in consultancy expense, including a one-time share-based compensation charge of $795,300 and approximately $240,000 of consulting expense related to a related-party consulting engagement that commenced in January 2025. Legal costs also increased, including costs associated with merger and acquisition activities and accruals related to legal matters. These increases were partially offset by lower contract labor costs.
●	Impairment expense decreased by $1,861,833, or 100%, because no impairment expense was recognized in 2025. During 2024, as restated, the Company recognized impairment expense of $1,031,967 related to intangible assets, $716,453 related to a related-party loan receivable and accrued interest, and $113,413 related to prepaid expenses.

Loss from Operations

Loss from operations for the year ended December 31, 2025 was $5,382,895 compared to $5,064,505 for the year ended December 31, 2024, as restated, an increase of $318,390, or 6.3%. The increase in loss from operations was primarily attributable to the $999,388 decrease in gross profit, partially offset by the $680,998 decrease in operating expenses.

Other Income (Expense)

Other income (expense), net, for the year ended December 31, 2025 was $114,137 compared to $(120,594) for the year ended December 31, 2024, as restated, an improvement of $234,731. The improvement was primarily attributable to a $186,292 credit from the Australian Tax Office and a $174,402 decrease in interest expense, partially offset by a $144,849 decrease in gains on settlement of liabilities.

Income Tax Benefit (Expense)

The income tax benefit (expense) for the year ended December 31, 2025, was ($925,459) compared to $484,784 for the year ended December 31, 2024, as restated, a change of $1,410,243, primarily due to the change from a tax benefit in 2024 to tax expense in 2025.

Net Loss

The net loss for the year ended December 31, 2025 was $6,194,217 compared to $4,700,315 for the year ended December 31, 2024, as restated, an increase of $1,493,902, or 31.8%. The increase was primarily attributable to the change from an income tax benefit in 2024 to income tax expense in 2025, together with the $318,390 increase in loss from operations, partially offset by the $234,731 improvement in other income (expense), net.

Reportable Segments

We have two reportable segments: Australia and the United States. The Australia segment primarily consists of our Australian beverage operations and corporate activities, while the United States segment consists of the operations of our United States subsidiaries. Management evaluates the performance of the reportable segments primarily based on revenues and loss from operations. Intercompany transactions and balances are eliminated in consolidation.

Summary information with respect to our reportable segments is as follows:

	12 Months Ended December 31,
Revenues	2025		2024
			(As Restated)
Australia	$2,743,510	99%	$2,920,941	100%
United States	$28,731	1%	$1,300	0%
Total Revenue	$2,772,241	100%	$2,922,241	100%

Revenue from the Australia segment decreased to $2,743,510 in 2025 from $2,920,941 in 2024, as restated, primarily due to a missed order cycle from Coca-Cola Europacific Partners in 2025, resulting in 11 months of recognized sales in 2025 compared to a full 12-month period in 2024.

	12 Months Ended December 31,
Loss from operations	2025	2024
		(As Restated)
Australia	$(4,703,076)	$(3,924,549)
United States	$(679,819)	$(1,139,956)
Total loss from operations	$(5,382,895)	$(5,064,505)

Loss from operations for the Australia segment increased by $778,527, or 19.8%, to $4,703,076 in 2025 from $3,924,549 in 2024, as restated. Loss from operations for the United States segment decreased by $460,137, or 40.4%, to $679,819 in 2025 from $1,139,956 in 2024, as restated.

B. Liquidity and Capital Resources

For the year ended December 31, 2025, we incurred a net loss of $6,194,217 and used $1,561,456 of net cash in operating activities. As of December 31, 2025, we had cash of $127,756, a working capital deficit of $1,994,231 and an accumulated deficit of $17,327,110. These conditions raise substantial doubt about our ability to continue as a going concern for one year from the issuance of our consolidated financial statements.

To date, we have funded our operating activities through the issuance of debt and equity securities and revenues generated from our business operations. During the year ended December 31, 2025, we received $750,000 of proceeds from the issuance of convertible promissory notes to a related party and $242,308 from notes and loans payable to related parties.

Subsequent to December 31, 2025, we completed a registered public offering on March 16, 2026 that generated approximately $6.0 million of gross proceeds, a portion of which was used to fund a $2.5 million non-interest-bearing loan to BlockFuel Energy Inc. In addition, on August 25, 2026, we issued a convertible promissory note with a principal amount of $1.15 million for cash proceeds of $1.0 million. In addition, as of the date of this Annual Report, we had sold approximately $2.0 million of ordinary shares under our at-the-market offering program. Management continues to evaluate financing alternatives, pursue revenue growth initiatives and manage operating cash outflows in order to address our liquidity requirements.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern.

Years Ended December 31, 2025, and 2024

As of December 31, 2025, we had total cash of $127,756 compared to $619,945 as of December 31, 2024. The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended
	December 31,
	2025	2024
		(As Restated)
Net cash (used in) operating activities	$(1,561,456)	$(1,921,400)
Net cash provided by (used in) investing activities	$325	$(7,105)
Net cash provided by financing activities	$1,022,574	$2,657,968
Impact of changes in foreign currency on cash	$46,368	$(123,656)
Net increase (decrease) in cash	$(492,189)	$605,807

Net cash used in operating activities

Net cash used in operating activities was $1,561,456 for 2025 compared to $1,921,400 for 2024, as restated, a decrease in cash used of $359,944. The decrease in cash used in operating activities reflected changes in working capital and other operating assets and liabilities, partially offset by the higher net loss in 2025. Significant noncash adjustments to net loss during 2025 included stock-based compensation of $1,969,723, depreciation and amortization of $70,012 and an inventory writedown of $330,250.

Net cash used in investing activities

Net cash provided by investing activities was $325 in 2025 compared to net cash used in investing activities of $7,105 in 2024, as restated. Investing activity in both periods was not significant.

Net cash provided by financing activities

Net cash provided by financing activities was $1,022,574 in 2025 compared to $2,657,968 in 2024, as restated, a decrease of $1,635,394. The decrease was primarily attributable to proceeds received from the Company's initial public offering in 2024, partially offset by $750,000 of proceeds from convertible notes in 2025 and lower repayments of notes payable and related-party notes payable.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2025 that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Indebtedness

As of December 31, 2025, we had aggregate notes and loans payable of $801,701, consisting of $478,780 of lines of credit, $242,308 of related-party loans, $43,696 of insurance financing and $36,917 of equipment financing. Of the total outstanding balance, $777,053 was classified as current and $24,648 was classified as non-current.

As of December 31, 2025, we had three lines of credit with third-party lenders with aggregate outstanding borrowings of $478,780. Based on interest accrued during 2025, the facilities bore effective interest rates ranging from approximately 15.7% to 16.3% per annum. The facilities had passed their original maturity dates and remained outstanding and, accordingly, were classified as current liabilities.

During 2025, we received three unsecured loans from related parties with an aggregate outstanding principal balance of $242,308 as of December 31, 2025. Of this amount, $101,995 bore interest at approximately 7.0% per annum and was due on demand, while the remaining $140,313 was non-interest bearing and due on demand.

During 2025, we also entered into an unsecured financing arrangement to finance an insurance policy. The arrangement bore interest at 12% per annum and had an outstanding balance of $43,696 as of December 31, 2025. In addition, we entered into an equipment financing arrangement during 2025 with an outstanding balance of $36,917 as of December 31, 2025. The equipment financing bears interest at approximately 13.9% per annum and matures in August 2028.

During 2025, we issued $750,000 of convertible notes to a related party for cash proceeds of $750,000. The notes were converted in full into ordinary shares during 2025 and, as of December 31, 2025, no amounts remained outstanding under the convertible notes.

C. Research and Development, Patents and Licenses, etc.

We did not incur material research and development expenses during the years ended December 31, 2025 and 2024. For information regarding our intellectual property, trademarks and licensing arrangements, see “Item 4.B. Information on the Company—Business Overview.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates, geopolitical events, military conflicts and other trends that have been adversely impacting economic activity. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures. Other than as disclosed elsewhere in this annual report, we are not currently aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

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

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 4, Significant Accounting Policies, to the financial statements included in elsewhere in this Annual Report, regarding the impact of the U.S. GAAP standards as issued by the FASB that we will adopt in future periods in our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of September 15, 2026:

Name	Age	Position
Sahil Beri	39	Chief Executive Officer, Chief Operating Officer and Chairman
Tianyi Eric Yu	45	Chief Financial Officer

Daniel Lanskey (1) (2) (3)	64	Independent Director
Sally Cardillo (1) (2) (3)	72	Independent Director
Justin Pettett (1) (2) (3)	51	Independent Director

(1)	Independent director under applicable Nasdaq Capital Market, as affirmatively determined by our board of directors.

(2)	A member of our audit committee.

(3)	A member of our nomination and remuneration committee.

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

Tianyi Eric Yu has served as the Chief Financial Officer since July 2021. Mr. Yu has over 15 years of experience of working at the big four accounting firms, in large-scale management consulting companies and commercial corporations within the food and beverage industry. Mr. Yu has substantial experience in both private companies and public companies listed on the Australian Securities Exchange Ltd (ASX). He has worked in both Australia and China where he supported a wide range of businesses to manage end-to-end accounting functions and identify finance transformation, value creation and performance improvement opportunities. Before joining Innovation Beverage Group in July 2021, Mr. Yu was a Senior Manager with EY Oceania from August 2019 to July 2021 where he worked alongside advisory leaders and drew his skills in leading teams to support a diverse range of clients with their accounting needs and implementation of finance transformation initiatives. From June 2016 to February 2019, Mr. Yu was Head of Finance of the Bindaree Food Group where he lead a team that managed the full-cycle finance, internal control, capital raising, compliance and reporting of this vertically-integrated fast-moving consumer goods companies (FMCG) with an AUD$600 million annual turnover. Mr. Yu obtained his Masters of Accounting degree from the Australian National University. He is also a member of the Chartered Accountants Australia & New Zealand (CA ANZ).

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

Justin Pettett has served as a director since May 2026. Mr. Pettett has over twenty-five (25) years of experience in the global energy sector across Australia, the United States and Southeast Asia. He has extensive experience in corporate governance, capital markets, initial public offerings and the development of energy businesses from startup through public listing and operational growth. Mr. Pettett founded and listed Pryme Energy on the Australian Securities Exchange (“ASX”) and also founded(Locality Planning Energy, where he served as Non-Executive Chairman and guided the company from seed investment through its successful ASX listing and growth phase. Mr. Pettett also held senior executive roles with Conrad Asia Energy, where he played a key role in transforming the business into an ASX-listed gas producer. He currently serves as the Co-Founding Chairman of Powershift Technologies, a clean energy company focused on mobile battery energy storage systems supporting the transition to cleaner and more efficient energy solutions. Mr. Pettett is recognized for his strategic leadership, governance capabilities and experience across both traditional and renewable energy sectors.

Family Relationships

There are no family relationships among our directors and executive officers. There are no arrangements or understanding between or among our executive officers and directors pursuant to which any director or executive officer or is to be selected as a director or executive officer.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

		Short Term Employment Benefits			Post Employment Benefits		Total
		Salary & fees(2)	Cash bonus	Non monetary benefits	Super - annuation	Retirement benefits
	Year	US$	US$	US$	US$	US$	US$
Directors
Sahil Beri	2025	48,368		693,211			741,579
Sally Cardillo	2025	48,368		82500			130,868
Daniel Lanskey	2025	48,368		99,000			147,368
Shawn Messner (1)	2025	44,337		148,500			192,837
Officers
Sahil Beri	2025	245,062		504,400			749,462
Tianyi Eric Yu	2025	105,529		194,712			300,241

(1)	Mr. Messner resigned as a director on December 3, 2025, which took effect at such time.

(2)	Represents the directors’ and senior management’s gross salary plus payment of social benefits mandatory under the laws of Australia made by the company on behalf of such persons.

As of December 31, 2025, no options were granted to our directors and executive officers. For a description of the terms of our options and option plans, see “Item 6.E-Equity Incentive Plan” below.

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

Directors’ Service Contracts

Our directors enter into Non-Executive Director Agreements with the Company. The terms of such agreements continue until the applicable director resigns or is removed from office, or his or her office as a director of the Company otherwise becomes vacant. Other than with respect to our directors who also serve as executive officers, such agreements do not provide for benefits upon termination of service.

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

Under our Constitution, at the next shareholder annual general meeting, (i) all Board-appointed directors must present themselves for election and (ii) one third of shareholder-elected directors must present themselves for re-election. Accordingly, as each of our current directors was appointed by the Board, each stands for election at the next shareholder annual general meeting, which is anticipated to occur within five (5) months of the end of our fiscal year, December 31, 2025.

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

Audit Committee

The members of our Audit Committee are Sally Cardillo, Daniel Lanskey and Justin Pettett. Our board of directors has determined that Ms. Cardillo, Mr. Lanskey and Mr. Pettett satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Ms. Cardillo is the chairperson of our Audit Committee. Our board of directors has determined that Ms. Cardillo is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

The Audit Committee’s duties and responsibilities are specified in our Audit Committee Charter, and include, but not be limited to:

●	To (1) select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, books, records, accounts and internal controls over financial reporting, (2) set the compensation of the Company’s independent auditors, (3) oversee the work done by the Company’s independent auditors and (4) terminate the Company’s independent auditors, if necessary.

●	At least annually, to obtain and review a report by the Company’s independent auditors that describes (1) the accounting firm’s internal quality control procedures, (2) any material issues raised by the most recent internal quality control review, peer review or Public Company Accounting Oversight Board review or inspection of the firm or by any other inquiry or investigation by governmental or professional authorities in the past five (5) years regarding one or more audits carried out by the firm and any steps taken to deal with any such issues, and (3) all relationships between the firm and the Company or any of its subsidiaries; and to discuss with the independent auditors this report and any relationships or services that may impact the objectivity and independence of the auditors.

●	To assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors.

●	To review and discuss with the Company’s independent auditors (1) the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors’ risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.

●	To review and discuss with the Company’s independent auditors (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within U.S. GAAP that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors; and (3) other material written communications between the auditors and management.

●	To review with management and the Company’s independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements.

●	To review with management and the Company’s independent auditors the adequacy and effectiveness of the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s processes, controls and procedures and any special audit steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such processes, controls and procedures, and review and discuss with management and the Company’s independent auditors disclosure relating to the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, and the independent auditors’ report on the effectiveness of the Company’s internal control over financial reporting and the required management certifications to be included in or attached as exhibits to the Company’s annual report on Form 20-F.

●	To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, and to develop policies and procedures for the Committee’s approval of related party transactions.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee is comprised of our non-executive directors Sally Cardillo, Daniel Lanskey and Justin Pettett, all of whom the Board has determined to satisfy the independence requirements of our board charter. Ms. Cardillo is the chair of the Nomination and Remuneration Committee.

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

D. Employees.

See “Item 4.B. Business Overview-Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan - 2022 Equity Incentive Plan

Innovation Beverage Group adopted the 2022 Equity Incentive Plan (“Plan”) to provide an additional means through the grant of awards of ordinary shares and stock options and other equity-based awards to attract, motivate, retain and reward selected employees, directors, officers, consultants and other eligible service providers. The below is a summary of the Plan’s terms. As of the date of this annual report, no awards have been granted under the Plan.

The Company has filed registration statements on Form S-8 to register an aggregate of 1,152,439 ordinary shares for issuance under the Plan, including (i) 1,013,626 ordinary shares registered in connection with the initial share reserve and the January 1, 2025 “evergreen” increase, and (ii) 138,813 ordinary shares registered in connection with the January 1, 2026 “evergreen” increase.

Our 2022 Incentive Plan was adopted by our board of directors on April 28, 2022. and will expire on the tenth (10th) anniversary of its adoption. Our employees, directors, officers, consultants, advisors, suppliers, and service providers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

As of the date of this Annual Report, awards covering an aggregate of 228,725 ordinary shares have been granted under the Plan..

Shares Subject to the Equity Incentive Plan

The Plan provides for the issuance of up to 680,000 ordinary shares, subject to adjustment pursuant to its terms, together with additional shares that become available pursuant to the Plan’s “evergreen” provision. Subject to adjustment as provided in the Plan, the number of shares available for issuance under the Plan automatically increases on January 1 of each year during the term of the Plan in an amount equal to 20% of the total number of ordinary shares outstanding on December 31 of the immediately preceding year, unless otherwise determined by the Board (the “Evergreen Increase”). Notwithstanding the foregoing, the Board may act prior to the Evergreen Date of a given year to provide that there will be no Evergreen Increase for such year, or that the Evergreen Increase for such year will be a lesser number of shares of the Company’s ordinary shares than would otherwise occur pursuant to the preceding sentence. During the terms of any awards, the Company will keep available at all times the number of shares of Ordinary Shares required to satisfy such awards. Shares of ordinary shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner. Any shares of ordinary shares subject to an award that expires or is cancelled, forfeited, or terminated without issuance of the full number of shares of ordinary shares to which the award related shall again be available for issuance of awards or delivery under the Plan.

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

There has been no erroneously awarded compensation that has required an accounting restatement, recovery of such compensation, nor has there been an outstanding balance of erroneously awarded compensation to be recovered for fiscal year 2025.

In connection with the restatement of the Company’s previously issued consolidated financial statements for the fiscal year ended December 31, 2024, as described in Note 3 to the consolidated financial statements included in this Annual Report, the Company conducted a recovery analysis pursuant to its compensation recovery policy adopted in compliance with Exchange Act Rule 10D-1 and the applicable Nasdaq listing standards. Based on its analysis, the Company determined that no incentive-based compensation (as defined in Rule 10D-1) was received by any current or former executive officer during the applicable recovery period that was granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. Accordingly, no recovery of erroneously awarded compensation was required. There is no outstanding balance of erroneously awarded compensation to be recovered as of the date of this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 15, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from September 15, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of September 15, 2026.

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

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.A Major Shareholders

Applicable percentage ownership prior to the offering is based on 4,220,522 ordinary shares outstanding at September 15, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Innovation Beverage Group Limited, 47 Holbeche Road, Arndell Park, New South Wales 2148, Australia.

5% or greater shareholders:	Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned

		—%
Directors and executive officers:
Sahil Beri, Chief Executive Officer, Chief Operating Officer and Director (1)	81,517	1.93%
Tianyi Eric Yu, Chief Financial Officer	2,784	*
Sally Cardillo, Director	24,400	*
Daniel Lanskey, Director	12,000	*
Justin Pettett, Director	—	—
All directors and executive officers as a group (five persons)	120,701	2.86%

*	Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.

(1)

Includes 4,500 ordinary shares held by Beri Beverages Pty Ltd., which is owned and controlled by Sahil Beri, in lieu of accrued cash compensation owed to Mr. Beri for his service as the Chief Operating Officer of the Company. The business address of Beri Beverages Pty Ltd. is 1 Doris Hirst Place, West Pennant Hills, NSW 2125, Sydney, Australia.

Except as otherwise disclosed in the table above, to our knowledge the company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly.

To our knowledge, there are no arrangements why by their operation may at a subsequent date result in a change in control of the company.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of September 15, 2026, there were 37 qualified holders of record of our ordinary shares, approximately 9 of which had registered addresses in the United States and collectively held approximately 96% of our outstanding ordinary shares. This number is not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, because substantially all of the shares held of record by holders with registered U.S. addresses were held through Cede & Co., the nominee company of The Depository Trust Company (“DTC”), on behalf of brokers or other nominees in the United States, who in turn hold such shares on behalf of their clients and customers. Cede & Co. alone held approximately 94.8% of our outstanding ordinary shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

In addition to the director and officer compensation arrangements discussed in “Compensation,” we describe below the related party transactions of our company and our subsidiaries that occurred beginning on January 1, 2024 through September 15, 2026.

Related Party Loan Receivable

The Company had a loan receivable from a related party bearing interest at 8.77%. During 2024, the Company wrote off the outstanding loan principal and accrued interest receivable, which had an aggregate carrying amount of $742,775 immediately prior to the write-off. The corresponding impairment loss was recognized in the Company’s functional currency and translated into the reporting currency at the applicable exchange rate, resulting in impairment expense of $716,453 in the consolidated financial statements for the year ended December 31, 2024.

Related Party Loans Payable

During 2025, the Company received three unsecured loans from related parties. As of December 31, 2025, the loans consisted of $101,995 from the Chief Executive Officer, $25,313 from a family member of the Chief Executive Officer, and $115,000 from another family member of the Chief Executive Officer. The $101,995 loan bears interest at approximately 7.0% per annum and is due on demand. The $25,313 and $115,000 loans are non-interest bearing and due on demand. The aggregate outstanding balance of the related party loans was $242,308 as of December 31, 2025. On January 29, 2026, the related party loans, including aggregate principal of $242,308 and accrued interest of $4,156, were fully repaid.

During 2024, the Company received a loan of $145,266 from a family member of the Chief Executive Officer and repaid this loan during 2024. The Company also repaid a loan of $155,664 to its former Chief Executive Officer and $38,810 to its Chief Commercial Officer during 2024.

PBG Consulting Partners LLC

On January 6, 2025, the Company entered into an agreement with PBG Consulting Partners LLC (“PBG”) to provide sales and distribution consulting services in connection with the Company’s manufactured spirits. PBG is entitled to compensation of $20,000 per month. The managing director of PBG is the brother of the Company’s Chief Executive Officer. The Company recognized consulting expense of approximately $240,000 related to PBG during the year ended December 31, 2025.

Intellectual Property Obligation

On February 28, 2019, the Company acquired intellectual property rights related to a proprietary manufacturing process, custom production line equipment and formula for $275,000. The purchase consideration was initially paid for on behalf of the Company by its then-Chief Executive Officer, who is the brother of the Company’s current Chief Executive Officer. During 2025, the Company satisfied its obligation to the former Chief Executive Officer through the issuance of 15,798 ordinary shares.

Convertible Notes

During 2025, the Company issued $750,000 of convertible notes to a related party for cash proceeds of $750,000. The notes were subsequently converted in full during 2025 into 72,986 ordinary shares. As of December 31, 2025, no amounts remained outstanding under the convertible notes.

Contractual Obligations to Issue Ordinary Shares

At December 31, 2024, the Company had $1,224,970 of contractual obligations to issue ordinary shares classified as other liabilities, of which $779,400 represented obligations to related parties, including the Chief Executive Officer’s IPO bonus and an obligation related to the intellectual property acquisition described above. During 2025, a related party forgave $30,084 of the Company’s obligation to issue ordinary shares, which was recognized as a contribution to additional paid-in capital. During 2025, the Company satisfied the remaining obligations through the issuance of ordinary shares.

Related Party Equity Transactions

During 2025 and 2024, the Company issued ordinary shares to certain related parties, including directors, executive officers and other related parties, in exchange for professional services, board compensation and performance-based incentives. Such issuances were measured and recognized at fair value in accordance with the Company’s stock-based compensation accounting policy. See Notes 14 and 19 to the consolidated financial statements included elsewhere in this Annual Report for additional information regarding these share issuances.

For additional information regarding the Company’s related party transactions, see Notes 11, 12, 14, 19 and 20 to the consolidated financial statements included elsewhere in this Annual Report.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

[From time to time, the Company may be involved in various claims and legal proceedings arising in the ordinary course of its business. The Company is not currently a party to any legal or arbitration proceedings, including governmental proceedings, that may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.]

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if (i) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (ii) the dividends are paid on securities that are readily tradable on an established securities market in the United States. The Internal Revenue Service has determined that the U.S. - Australian tax treaty is a comprehensive tax treaty and we believe that we are eligible for benefits under it. Moreover, we will apply to list our securities on the Nasdaq Capital Market, and U.S. Treasury Department guidance indicates that securities that are so listed will be treated as readily tradable on an established securities market in the United States. Therefore, we believe that dividends paid by us will be subject to reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our securities.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “- Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

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

Australian Taxation

In this section, we discuss the material Australian income tax, stamp (or transfer) duty and goods and services tax considerations related to the acquisition, ownership and disposal of ordinary shares in Innovation Beverage Group Ltd. It is based upon existing Australian tax law as of the date of this Annual Report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations) or shares /options held on revenue account or as trading stock.

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

Non-residents for Australian tax purposes may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax can be paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax.

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

On June 30, 2021, our Board declared a dividend in the amount of AUD$2,138,610 based on the Company’s historical retained earnings as of June 30, 2021 and in accordance with Section 254T of the Corporations Act 2001 (Cth). Other than the foregoing dividends, we have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. See “Item 8.A. Financial Statements and Other Financial Information-Dividend Policy.”

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

An “indirect Australian real property interest” includes a membership interest held by an entity (known as the holding entity) in another entity (known as the test entity) if:

●	at that time or throughout a 12 month period that begins no earlier than 24 months before that time and ends no later than that time, the interest passes the “non-portfolio interest test”; and

●	the interest passes the “principal asset test”.

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

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Australia. Currency fluctuations did not have a material effect on our results of operations during the years ended December 31, 2025 and 2024.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to Instruments

There are no material modifications to any instruments defining the rights of our security holders.

B. Material Modifications to Qualified Rights

There have been no material modifications or qualifications of the rights evidenced by any class of our securities by issuing or modifying any other class of securities.

C. Withdrawn or Substituted Assets

There has been no withdrawal or substitution of a material amount of the assets securing any class of our securities.

D. Trustees or Paying Agents

We have not changed any trustees or paying agents during the last financial year.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The material weaknesses that contributed to the ineffectiveness of our disclosure controls and procedures are described below under “Management’s Annual Report on Internal Control over Financial Reporting.” Management has identified the following material weaknesses in the Company’s internal control over financial reporting: (i) There are insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements; (ii) Due to the Company’s size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals; (iii) The Company does not have adequate written policies and procedures for the identification, approval and reporting of related-party transactions, and the Company’s controls are not adequate to ensure that all material transactions and developments with related parties will be properly identified, approved and reported. These material weaknesses contributed to the errors that required the restatement of the Company’s previously issued consolidated financial statements for the fiscal year ended December 31, 2024, as described in Note 3 to the consolidated financial statements included elsewhere in this Annual Report.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria established in the 2013 Internal Control, Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses described above under Item 15(a). Notwithstanding the material weaknesses, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the Company’s financial position and results of operations.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

In connection with the restatement of the Company’s previously issued consolidated financial statements for the fiscal year ended December 31, 2024, management identified the material weaknesses described above under Item 15(a). Following the identification of these material weaknesses, the Company has begun taking measures to remediate the control deficiencies, including enhancing its accounting policies and procedures, evaluating additional accounting resources, and strengthening its controls over the identification and reporting of related-party transactions. The Company’s remediation efforts are ongoing.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit Committee are Sally Cardillo, Daniel Lanskey and Justin Pettett. Our board of directors has determined that Ms. Cardillo, Mr. Lanskey and Mr. Pettett satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Ms. Cardillo is the chairperson of our Audit Committee. Our board of directors has determined that Ms. Cardillo is an “audit committee financial expert” within the meaning of SEC regulations. Ms. Cardillo is independent as defined in 17 CFR 240.10A-3. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On October 15, 2025, we engaged M&K CPA PLLC as our principal independent registered public accounting firm for the fiscal year ending December 31, 2025. Astra Audit & Advisory LLC, an independent registered public accounting firm, served as our principal independent registered public accounting firm for the years ended December 31, 2024 and 2023 until its resignation on July 17, 2025. Our previous independent registered public accounting firm, Accell Audit & Compliance, P.A., served as our auditor from 2021 through December 10, 2024.

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our independent registered public accounting firms for the periods indicated.

	Year Ended December 31,
(Dollars)	2025	2024
Audit fees (1)	$100,000	$90,341
Audit-related fees (2)	30,000	—
Tax fees (3)	6,848	32,944
All other fees	—	—
Total	136,848	123,285

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.
(2)	Audit-related fees in 2024 consist of services in connection with our initial public offering.
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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 15, 2025, the Company engaged M&K CPA PLLC as its independent registered public accounting firm for the fiscal year ending December 31, 2025. On December 12, 2024, we engaged Astra Audit & Advisory LLC (“Astra”) as our independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023, following approval by the Company’s Board of Directors and Audit Committee. On July 17, 2025, Astra resigned as the Company’s independent registered public accounting firm. Astra’s resignation was not the result of any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

Astra replaced Accell Audit & Compliance, P.A. (“Accell”), which was dismissed on December 10, 2024. Accell’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion, disclaimer of opinion, or qualification. During the Company’s two most recent fiscal years and the interim period through Accell’s dismissal, there were no disagreements with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Prior to engaging Astra, the Company did not consult with Astra regarding any matters involving accounting principles, the type of audit opinion that might be rendered, or any reportable events.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Constitution of Innovation Beverage Group Limited (filed as Exhibit 3.1 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on August 19, 2022, and incorporated herein by reference)
2.1	Description of Securities (filed as Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2025, and incorporated herein by reference)
4.1	Innovation Beverage Group 2022 Equity Incentive Plan (filed as Exhibit 10.19 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.2	Convertible note agreement dated March 10, 2024 between the Company and Hartfield Assets Inc. (filed as Exhibit 4.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2025, and incorporated herein by reference)
4.3*	Lease Agreement, dated April 1, 2026, by and between BitterSweet Brands Pty Ltd and the landlords named therein, relating to the Company’s Arndell Park, New South Wales facility.
4.4	Executive Services Agreement between Australian Boutique Spirits Pty Ltd, Beri Beverages Pty Ltd and Sahil Beri, dated November 1, 2021 (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.5	Contract of Employment between Australian Boutique Spirits Pty Ltd and Tianyi Eric Yu, dated July 1, 2018 (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.6	Non-Executive Director’s Agreement between Australian Boutique Spirits Pty Ltd and Sally E. Cardillo, dated April 29, 2022 (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.7	Non-Executive Director’s Agreement between Innovation Beverage Group Limited and Daniel Lanskey, dated February 15, 2024 (filed as Exhibit 10.30 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.8	Non-Executive Director’s Agreement between Innovation Beverage Group Limited and Shawn Messner, dated February 29, 2024 (filed as Exhibit 10.31 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.9	Deed of Novation by and among Europa International Pty Ltd, Coca-Cola Amatil (Australia) Pty Ltd, and Australian Boutique Spirits Pty Ltd, dated July 2, 2018 (filed as Exhibit 10.11 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.10	Manufacturing Agreement between Europa International Pty Ltd and Coca-Cola Amatil (Australia) Pty Ltd, dated December 22, 2016. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.11	Notice Under 2016 Europa Manufacturing Agreement dated January 9, 2019. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.12	Manufacturing Agreement between Europa International Pty Ltd and Coca-Cola Amatil (Australia) Pty Ltd, dated June 9, 2017. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.13	Manufacturing Supply and License Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated July 31, 2020 (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.14	Amendment Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc. dated March 10, 2021 (filed as Exhibit 10.16 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)

4.15	Termination of BevMart Agreement and Amendment to Manufacturing Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., dated June 14, 2021 (filed as Exhibit 10.17 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.16	Novation of Debt Agreement between Amit Beri and Meena Beri, dated December 27, 2021 (filed as Exhibit 10.18 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.17	Amendment Agreement between Innovation Beverage Group Limited and Sway Energy Corp., dated October 21, 2022 (filed as Exhibit 10.21 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.18	Note Purchase Agreement between Innovation Beverage Group Limited and Dean Huge, dated July 14, 2022 (filed as Exhibit 10.22 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.19	Promissory Note dated July 14, 2022 issued by Innovation Beverage Group Limited to Dean Huge (filed as Exhibit 10.23 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.20	Note Purchase Agreement between Innovation Beverage Group Limited and Anil Beri, dated July 19, 2022 (filed as Exhibit 10.24 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.21	Promissory Note dated July 19, 2022 issued by Innovation Beverage Group Limited to Anil Beri (filed as Exhibit 10.25 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.22	Note Purchase Agreement between Innovation Beverage Group Limited and Elizabeth Beri, dated October 11, 2022 (filed as Exhibit 10.26 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.23	Promissory Note dated October 11, 2022 issued by Innovation Beverage Group Limited to Elizabeth Beri (filed as Exhibit 10.27 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.24	Note Purchase Agreement between Innovation Beverage Group Limited and Clive Coleman, dated November 15, 2022 (filed as Exhibit 10.28 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.25	Promissory Note dated November 15, 2022 issued by Innovation Beverage Group Limited to Clive Coleman (filed as Exhibit 10.29 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.26	IBG Treasury Stock Deed dated March 18, 2024 by and among Meena Beri, 114 Assets Inc. and Innovation Beverage Group Limited (filed as Exhibit 10.32 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
4.27	Form of Pre-Funded Warrant (filed as Exhibit 4.1 to our Form 6-K as filed with the Securities and Exchange Commission on March 20, 2026, and incorporated herein by reference)
4.28	Form of Series A Warrant (filed as Exhibit 4.2 to our Form 6-K as filed with the Securities and Exchange Commission on March 20, 2026, and incorporated herein by reference)
4.29	Form of Series B Warrant (filed as Exhibit 4.3 to our Form 6-K as filed with the Securities and Exchange Commission on March 20, 2026, and incorporated herein by reference)
4.30	Form of Warrant to purchase ordinary shares of Innovation Beverage Group Ltd. issued to certain shareholders of BlockFuel Energy Inc. (filed as Exhibit 10.3 to our Form 6-K as filed with the Securities and Exchange Commission on March 25, 2026, and incorporated herein by reference)
8.1*	List of Subsidiaries

10.1	Agreement and Plan of Merger, dated as of October 14, 2025, by and among BlockFuel Energy, Inc., Innovation Beverage Group Limited and InnoBev Merger Corp. (filed as Exhibit 99.1 to our Form 6-K as filed with the Securities and Exchange Commission on October 20, 2025, and incorporated herein by reference)
10.2	At-The-Market Equity Offering Sales Agreement, dated as of January 14, 2026 (filed as Exhibit 10.1 to our Form 6-K as filed with the Securities and Exchange Commission on January 20, 2026, and incorporated herein by reference)
10.3	Form of Placement Agency Agreement, dated March 13, 2026 (filed as Exhibit 10.1 to our Form 6-K as filed with the Securities and Exchange Commission on March 20, 2026, and incorporated herein by reference)
10.4	Unsecured Promissory Note dated March 16, 2026 by and between Innovation Beverage Group Ltd. and BlockFuel Energy Inc. (filed as Exhibit 10.1 to our Form 6-K as filed with the Securities and Exchange Commission on March 25, 2026, and incorporated herein by reference)
10.5	Share Exchange Agreement dated March 16, 2026 by and among Innovation Beverage Group Ltd. and the shareholders of BlockFuel Energy Inc. (filed as Exhibit 10.2 to our Form 6-K as filed with the Securities and Exchange Commission on March 25, 2026, and incorporated herein by reference)
10.6	Amended and Restated Agreement and Plan of Merger dated March 16, 2026 by and among Innovation Beverage Group Ltd., InnoBev Merger Corp. and BlockFuel Energy Inc. (filed as Exhibit 10.4 to our Form 6-K as filed with the Securities and Exchange Commission on March 25, 2026, and incorporated herein by reference)
11.1	Code of Ethics and Business Conduct (filed as Exhibit 14 to our Registration Statement on Form F-1 (File No.: 333-266965 as filed with the Securities and Exchange Commission on September 17, 2024, and incorporated herein by reference)
11.2	IBG Insider Trading Compliance Policy (filed as Exhibit 11.2 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2025, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of M&K CPA PLLC
15.2*	Consent of Astra Audit & Advisory LLC
97.1+	IBG Compensation Recovery Policy (filed as Exhibit 97.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2025, and incorporated herein by reference)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

INNOVATION BEVERAGE GROUP LIMITED

Date: September 17, 2026	By:	/s/ Sahil Beri
Sahil Beri
Chief Executive Officer

Innovation Beverage Group Limited

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

December 31, 2025 and 2024

INNOVATION BEVERAGE GROUP LIMITED FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Innovation Beverage Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Innovation Beverage Group Limited and subsidiaries (the Company) as of December 31, 2025, and the related consolidated statement of operations, changes in shareholders’ equity (deficit), and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its consolidated operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements of the Company as of December 31, 2024 and for the year then ended, before the effects of the adjustments described in Note 3, were audited by other auditors whose report dated May 15, 2025 expressed an unqualified opinion on those financial statements.

We also have audited the adjustments described in Note 3 that were applied to restate the 2024 consolidated financial statements to correct errors. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Company, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements taken as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, a net working capital deficit, and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

The Company has incurred recurring losses, has a net working capital deficit, and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern, as discussed in Note 2 to the consolidated financial statements. Auditing management's assessment of the Company's ability to continue as a going concern involved significant auditor judgment because the assessment included estimates of future revenues, expenses and financing activities that are inherently uncertain.

Our audit procedures included, among other things, evaluating management's assessment of the Company's ability to continue as a going concern, testing certain underlying financial information, evaluating the reasonableness of significant assumptions used by management, considering management's plans to mitigate the conditions giving rise to substantial doubt, and evaluating the related disclosures in the consolidated financial statements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2025.

The Woodlands, Texas

September 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Innovation Beverage Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Innovation Beverage Group Limited (the Company) as of December 31, 2024 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Prior-Period Financial Statements

Our report dated May 15, 2025, expressed an unqualified opinion on the 2024 consolidated financial statements before restatement. As discussed in Note 3, those consolidated financial statements have been restated. We were not engaged to audit, review, or apply any procedures to the adjustments described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance on them. Those adjustments were audited by M&K CPA PLLC.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

Tampa, Florida
September 17, 2026, except for Note 3, as to which the date is September 16, 2026

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
		(As Restated)
Assets

Current assets:
Cash	$127,756	$619,945
Accounts receivable, net	49,112	14,677
Inventories, at cost	383,709	1,116,500
Prepaid expenses and other current assets	161,417	456,595

Total current assets	721,994	2,207,717

Deposits	35,056	32,373
Operating right of use asset, net	59,079	178,425
Equipment, net	114,806	86,113
Intangible assets, net	356,475	374,528
Deferred tax asset	—	890,857

Total assets	$1,287,410	$3,770,013

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable and accrued expenses	$1,897,019	$1,505,082
Notes and loans payable - related party	242,308	—
Notes and loans payable	534,745	421,596
Operating lease liability, current portion	42,153	144,245
Other liabilities	—	1,225,427

Total current liabilities	2,716,225	3,296,350

Long-term liabilities:
Accrued employee benefits, non-current	16,451	17,689
Notes and loans payable, less current portion	24,648	—
Operating lease liability, less current portion	—	40,109

Total long-term liabilities	41,099	57,798

Total liabilities	2,757,324	3,354,148

Commitments and contingencies - See Note 13

Stockholders' equity (deficit):

Ordinary shares, no par value; no authorization limit; 694,066 and 346,954 shares issued and outstanding at December 31, 2025 and 2024, respectively	16,203,885	11,887,513
Accumulated other comprehensive loss	(346,689)	(338,755)
Accumulated deficit	(17,327,110)	(11,132,893)

Total stockholders' equity (deficit)	(1,469,914)	415,865

Total liabilities and stockholders' equity (deficit)	$1,287,410	$3,770,013

 The accompanying notes are an integral part of the consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2025	2024
		(As Restated)

Revenues, net	$2,772,241	$2,922,241

Cost of revenues	1,546,570	697,182

Gross profit	1,225,671	2,225,059

Operating expenses:
General and administrative	1,514,464	1,342,468
Salaries and wages	2,243,852	2,459,586
Sales and marketing	293,317	154,895
Contracted services	2,559,979	1,470,782
Gain on disposal of equipment	(3,046)	—
Impairment expense	—	1,861,833

Total operating expenses	6,608,566	7,289,564

Loss from operations	(5,382,895)	(5,064,505)

Other income (expense):
Australian Tax Office credit	186,292	—
Gain on settlement of liabilities	27,413	172,262
Interest expense	(117,623)	(292,025)
Other	18,055	(831)

Total other income (expense), net	114,137	(120,594)

Net loss before income taxes	(5,268,758)	(5,185,099)

Income tax benefit (expense)	(925,459)	484,784

Net loss	$(6,194,217)	$(4,700,315)

Other comprehensive loss:
Foreign currency translation adjustment	(7,934)	(158,857)

Comprehensive loss	$(6,202,151)	$(4,859,172)

Net loss per share:
Basic and diluted	$(13.09)	$(14.08)

Weighted average number of shares outstanding:
Basic and diluted	473,200	333,884

 The accompanying notes are an integral part of the consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

			Accumulated		Total
			Other		Stockholders'
	Ordinary		Comprehensive	Accumulated	Equity
	Shares	Amount	Income (Loss)	Deficit	(Deficit)

Balance - December 31, 2023 (As Restated)	326,463	$7,100,921	$(179,898)	$(6,432,578)	$488,445

Ordinary shares issued for services	21,491	1,217,087	—	—	1,217,087

Ordinary shares issued for cash, net of direct offering costs	54,000	3,317,867	—	—	3,317,867

Ordinary shares contributed back to the Company	(56,000)	—	—	—	—

Ordinary shares issued in connection with notes payable	1,000	99,811	—	—	99,811

Ordinary shares to be issued in connection with notes payable	—	45,951	—	—	45,951

Warrants issued for services	—	105,876	—	—	105,876

Foreign currency translation adjustment	—	—	(158,857)	—	(158,857)

Net loss	—	—	—	(4,700,315)	(4,700,315)

Balance - December 31, 2024 (As Restated)	346,954	11,887,513	(338,755)	(11,132,893)	415,865

Ordinary shares issued for services	214,783	1,969,723	—	—	1,969,723

Ordinary shares issued upon conversion of convertible notes	72,986	750,000	—	—	750,000

Ordinary shares issued to settle other liabilities	34,146	1,288,415	—	—	1,288,415

Ordinary shares issued to settle accrued expense	25,197	278,150	—	—	278,150

Forgiveness of liability for shares to be issued	—	30,084	—	—	30,084

Foreign currency translation adjustment	—	—	(7,934)	—	(7,934)

Net loss	—	—	—	(6,194,217)	(6,194,217)

Balance - December 31, 2025	694,066	$16,203,885	$(346,689)	$(17,327,110)	$(1,469,914)

 The accompanying notes are an integral part of the consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024
		(As Restated)
Cash Flows From Operating Activities:
Net loss	$(6,194,217)	$(4,700,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	242	—
Depreciation and amortization	70,012	417,726
Inventory writedown	330,250	—
Gain on disposal of equipment	(3,046)	—
Impairment expense	—	1,861,833
Interest capitalized to line of credit	68,370	68,557
Stock-based compensation	1,969,723	1,322,963
Operating right of use assets and liabilities	(22,855)	(1,059)
Changes in operating assets and liabilities:
Accounts receivable	(34,677)	279,003
Inventories	402,541	(126,907)
Prepaid expenses and other current assets	295,178	(400,863)
Deposits	(2,683)	2,735
Deferred tax asset	890,857	(419,837)
Accounts payable	670,087	(781,918)
Contracts payable	—	(161,038)
Other liabilities	—	745,881
Accrued employee benefits	(1,238)	(28,161)

Net cash used in operating activities	(1,561,456)	(1,921,400)

Cash Flows From Investing Activities:
Purchases of equipment	(11,283)	(7,105)
Proceeds from disposals of equipment	11,608	—

Net cash provided by (used in) investing activities	325	(7,105)

Cash Flows From Financing Activities:
Proceeds from issuance of shares, net	—	3,758,895
Proceeds from notes payable - related parties	242,308	145,266
Repayments of notes payable - related parties	—	(293,789)
Proceeds from notes payable	86,194	—
Repayments of notes payable	(55,928)	(952,404)
Proceeds from issuance of convertible notes payable - related party	750,000	—

Net cash provided by financing activities	1,022,574	2,657,968

Effect of exchange rate changes on cash	46,368	(123,656)

Net increase (decrease) in cash	(492,189)	605,807

Cash at beginning of year	619,945	14,138

Cash at end of year	$127,756	$619,945

 The accompanying notes are an integral part of the consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024
		(As Restated)
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$31,597	$196,219
Cash paid for taxes	$—	$—

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Ordinary shares issued in settlement of other liabilities	$1,288,415	$—
Ordinary shares issued upon conversion of convertible notes	$750,000	$—
Ordinary shares issued to settle accrued expenses	$278,150	$—
Equipment acquired through issuance of note payable	$39,161	$—
Forgiveness of liability for shares to be issued	$30,084	$—
Reclassification of previously capitalized IPO costs to equity upon completion of IPO	$—	$441,028
Operating right-of-use asset acquired in exchange for operating lease liability	$—	$288,911
Ordinary shares issued in connection with notes payable	$—	$99,811
Ordinary shares to be issued in connection with notes payable	$—	$45,951

 The accompanying notes are an integral part of the consolidated financial statements.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 — NATURE OF BUSINESS

Overview

Innovation Beverage Group Limited (“IBG” or the “Company”) is a developer, manufacturer and exporter of a growing portfolio of alcoholic and non-alcoholic brands of beverages. Its distribution capabilities include sales to large distributors and high-margin direct-to-consumer sales. IBG is located in Arndell Park, New South Wales, Australia.

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

NOTE 2 — GOING CONCERN AND MANAGEMENT’S CAPITAL RAISING EVENTS

During the year ended December 31, 2025, the Company sustained a net loss of $6,194,217 and had net cash used in operating activities of $1,561,456. As of December 31, 2025, the Company had an accumulated deficit of $17,327,110 and a working capital deficit of $1,994,231. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its operating activities through sales of debt and equity securities and revenues generated from business operations. During the year ended December 31, 2025, the Company received proceeds of $750,000 from the issuance of convertible promissory notes to a related party and $242,308 from the issuance of notes and loans payable to related parties.

Management has executed and continues to evaluate several strategic financing initiatives in order to address its liquidity requirements and support ongoing operations including:

●	Public Equity Offering: On March 16, 2026, the Company completed a registered public offering for gross proceeds of approximately $6,000,000. The proceeds provided additional liquidity to fund the Company’s operations and strategic initiatives, including a $2,500,000 non-interest-bearing loan to BlockFuel Energy Inc. (“BFE”).

●	Convertible Promissory Note: On August 25, 2026, the Company issued a Convertible Promissory Note to ClearThink Capital Partners, LLC with a principal amount of $1,150,000 (including a purchase price of $1,000,000 and an original issue discount of $150,000) maturing on August 25, 2027. The Note carries a one-time interest charge of 10% ($115,000) applied on the issue date and is convertible into ordinary shares at the option of the holder upon the earlier of the effectiveness of a registration statement or six months from issuance, at a conversion price equal to 80% of the lowest closing price during the five trading days prior to conversion, subject to a floor price.

●	Revenue Growth and Cash Management Initiatives: Management continues to focus on growing revenues across core beverage distribution channels, optimizing operating efficiency, and managing cash outflows.

The outcome of management’s plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the Group’s consolidated financial statements for the year ended December 31, 2025, management identified errors in the previously issued consolidated financial statements as of and for the year ended December 31, 2024. The Group has restated the 2024 consolidated financial statements to correct these errors. The principal corrections are summarized below.

Intangible Assets and Accumulated Deficit (IP Rights). The Group corrected the timing of recognition of certain intellectual property (“IP”) rights acquired in August 2019 that had previously been recognized based on the subsequent share issuance. The correction reflects the IP asset and related historical amortization in the appropriate periods. The correction increased intangible assets, net by $35,496 as of December 31, 2024 and included an adjustment to beginning accumulated deficit for historical amortization of $115,418 attributable to periods prior to 2024.

Asset Write-offs and Impairment. The Group corrected the accounting for the Rockland distribution agreement and the Wired for Wine liquor license. In addition, the Group wrote off a loan receivable and accrued interest receivable due from a related party. These corrections resulted in the write-off or impairment of the related asset balances and increased 2024 impairment expense. As restated, impairment expense for the year ended December 31, 2024 was $1,861,833, compared with loss on asset write-off of $612,072 previously reported.

Unrecorded Equity Commitments. Management identified an aggregate of $1,225,427 of contractual obligations established in or before 2024 to issue ordinary shares that had not been recorded in the appropriate periods. These obligations included the Chief Executive Officer’s IPO bonus, board-approved staff and director allocations, a 2021 agreement with Tradigital, and the 2019 IP asset acquisition. The corrections resulted in adjustments to salaries and wages, other liabilities, ordinary shares and accumulated deficit.

Debt Issuances with Equity Components. The Group previously accounted for certain debt issuances that included an equity component by recognizing the value attributed to the equity component as an expense. The Group determined that the proceeds should instead be allocated between the debt and equity components on a relative fair value basis. The correction reduced previously recognized expense and adjusted the carrying amount of the related debt and ordinary shares.

Other Corrections and Reclassifications. The restatement also includes corrections and reclassifications affecting certain prepaid expenses, right-of-use assets and lease balances, equipment, accounts payable and accrued expenses, revenue and operating expense classifications, and foreign currency translation. These corrections have been reflected in the restated consolidated balance sheet, statement of operations and comprehensive loss, statement of stockholders’ equity, and statement of cash flows.

Impact of Restatement on 2024 Financial Statements

The following tables summarize the effects of the corrections on the Group’s previously reported consolidated financial position as of December 31, 2024 and its consolidated results of operations and cash flows for the year then ended.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Impact of Restatement on Consolidated Balance Sheet — December 31, 2024

Financial Statement Line Item	As Previously Reported	Adjustments	As Restated
Cash and cash equivalents	$619,944	$1	$619,945
Accounts receivable, net	14,676	1	14,677
Inventory, at cost	1,116,500	—	1,116,500
Prepaid expenses and other current assets	431,495	25,100	456,595
Loan receivable - stockholder, current portion	405,687	(405,687)	—
Total current assets	2,588,302	(380,585)	2,207,717
Deposits	32,373	—	32,373
Finance right-of-use asset, net	3,352	(3,352)	—
Operating right-of-use asset, net	213,688	(35,263)	178,425
Loan receivable - stockholder, net of current portion	328,642	(328,642)	—
Equipment, net	105,399	(19,286)	86,113
Intangible assets, net	339,032	35,496	374,528
Prepaid distribution cost	453,728	(453,728)	—
Deferred tax asset	890,857	—	890,857
Total assets	4,955,373	(1,185,360)	3,770,013
Accounts payable and accrued expenses	1,479,983	25,099	1,505,082
Notes payable	421,596	—	421,596
Operating lease liability, current portion	144,245	—	144,245
Other liabilities	232,642	992,785	1,225,427
Total current liabilities	2,278,466	1,017,884	3,296,350
Accrued employee benefits, non-current	17,689	—	17,689
Operating lease liability, less current portion	40,109	—	40,109
Total liabilities	2,336,264	1,017,884	3,354,148
Ordinary shares	11,619,117	268,396	11,887,513
Accumulated other comprehensive loss	(204,718)	(134,037)	(338,755)
Accumulated deficit	(8,795,290)	(2,337,603)	(11,132,893)
Total stockholders' equity	2,619,109	(2,203,244)	415,865
Total liabilities and stockholders' equity	$4,955,373	$(1,185,360)	$3,770,013

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Impact of Restatement on Consolidated Statement of Operations and Comprehensive Loss — Year Ended December 31, 2024

Financial Statement Line Item	As Previously Reported	Adjustments	As Restated
Revenues, net	$2,931,243	($9,002)	$2,922,241
Cost of revenues	699,329	(2,147)	697,182
Gross profit	2,231,914	(6,855)	2,225,059
General and administrative	1,555,190	(212,722)	1,342,468
Salaries and wages	1,633,599	825,987	2,459,586
Sales and marketing	155,371	(476)	154,895
Contracted services	1,472,722	(1,940)	1,470,782
Impairment expense / loss on asset write-off	612,072	1,249,761	1,861,833
Total operating expenses	5,428,954	1,860,610	7,289,564
Loss from operations	(3,197,040)	(1,867,465)	(5,064,505)
Gain on settlement of liabilities and other	319,906	(148,475)	171,431
Interest income	63,689	(63,689)	—
Interest expense	(244,166)	(47,859)	(292,025)
Total other income (expense), net	139,429	(260,023)	(120,594)
Net loss before income taxes	(3,057,611)	(2,127,488)	(5,185,099)
Income tax benefit (expense)	486,278	(1,494)	484,784
Net loss	(2,571,333)	(2,128,982)	(4,700,315)
Foreign currency translation adjustment	(46,068)	(112,789)	(158,857)
Comprehensive loss	($2,617,401)	($2,241,771)	($4,859,172)

Basic and diluted net loss per share*	($7.74)	($6.34)	($14.08)

Weighted average shares outstanding - basic and diluted*	332,064	1,820	333,884

* As previously reported share and per-share amounts have been retroactively adjusted for the cumulative 1-for-25 reverse stock split (1-for-5 on September 26, 2025 and 1-for-5 on January 30, 2026) to conform to the current presentation.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Impact of Restatement on Consolidated Statement of Cash Flows — Year Ended December 31, 2024

Financial Statement Line Item	As Previously Reported	Adjustments	As Restated
Net loss	($2,571,333)	($2,128,982)	($4,700,315)
Depreciation and amortization	449,910	(32,184)	417,726
Stock compensation / stock-based compensation	148,788	1,174,175	1,322,963
Share issuance for services	972,925	(972,925)	—
Loss on write-off of assets / impairment expense	605,805	1,256,028	1,861,833
Interest capitalized to line of credit	—	68,557	68,557
Accounts receivable	720,032	(441,029)	279,003
Inventories	(126,908)	1	(126,907)
Prepaid expenses and other current assets	(369,846)	(31,017)	(400,863)
Right-of-use assets and liabilities	(120,932)	119,873	(1,059)
Deposits	2,735	—	2,735
Deferred tax asset	(419,837)	—	(419,837)
Accounts payable and accrued expenses	(677,438)	(104,480)	(781,918)
Deferred revenue / contracts payable	(161,038)	—	(161,038)
Other liabilities	—	745,881	745,881
Accrued employee benefits	(28,161)	—	(28,161)
Net cash used in operating activities	(1,575,298)	(346,102)	(1,921,400)
Purchases of equipment	(6,385)	(720)	(7,105)
Net activity on due from related parties	(54,638)	54,638	—
Net cash provided by (used in) investing activities	(61,023)	53,918	(7,105)
Proceeds from issuance of shares, net	3,319,221	439,674	3,758,895
Proceeds from notes payable - related parties	—	145,266	145,266
Repayments of notes payable - related parties	—	(293,789)	(293,789)
Repayments of notes payable	(1,178,132)	225,728	(952,404)
Net cash provided by financing activities	2,141,089	516,879	2,657,968
Effect of exchange rate changes on cash	101,036	(224,692)	(123,656)
Net increase in cash	605,804	3	605,807
Cash at beginning of year	14,140	(2)	14,138
Cash at end of year	$619,944	$1	$619,945

The restatement did not change the Group’s cash flows in the aggregate; however, it changed the classification and presentation of certain operating, investing, financing and foreign-currency amounts.

NOTE 4 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Innovation Beverage Group Limited and its wholly owned subsidiaries BevMart USA LLC and W4W (collectively, the “Group”). All intercompany transactions and balances have been eliminated in consolidation.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company’s most significant estimates include the allowance for credit losses, valuation and classification of inventories and obsolescence reserves, depreciable lives and salvage values of equipment, the carrying value of the right-of-use (“ROU”) assets, valuation of deferred tax assets and liabilities, fair value of stock-based compensation, lease term, incremental borrowing rate and fair value of lease liabilities, valuation of loss contingencies, the fair value of warrants.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2025 and 2024.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the amount the Group expects to collect, net of an allowance for credit losses. The Group recognizes an allowance for credit losses in accordance with ASC 326, Financial Instruments—Credit Losses, based on expected credit losses over the contractual life of the receivables. The Group estimates expected credit losses based on historical collection experience, the aging of accounts receivable, the financial condition of individual customers, current economic conditions, and reasonable and supportable forecasts, as applicable.

Accounts receivable are written off against the allowance when they are deemed uncollectible after reasonable collection efforts have been exhausted and the likelihood of recovery is considered remote. At December 31, 2025 and 2024, the allowance for credit losses relating to the Company’s accounts receivable was $0.

Inventories

Inventories, consisting primarily of raw materials and finished goods, are stated at the lower of cost and net realizable value, with cost determined using the first-in, first-out (“FIFO”) method. Cost includes direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate allocation of variable and fixed production overhead based on normal operating capacity. Costs of purchased inventory are determined net of rebates and discounts received or receivable. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The Group periodically reviews its inventories for excess, slow-moving, or obsolete items and writes down inventories to net realizable value, as appropriate. Inventory write-downs are recognized in cost of goods sold. When inventory is written down, a new cost basis is established and subsequent recoveries in value are not recognized.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Category	Depreciation Period
Furniture and fixtures	4 - 10 years
Office equipment	2 - 10 years
Plant and equipment	4 - 10 years

Expenditures for additions and improvements that extend the useful life or increase the value of an asset are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Upon disposal, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of operations.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Intangible Assets

The Group’s intangible assets consist of a customer contract, an intellectual property (“IP”) asset, and software development costs. The customer contract was acquired in connection with a business combination.

Intangible assets with finite useful lives are stated at cost less accumulated amortization and are amortized on a straight-line basis over their estimated useful lives. The estimated useful life of an intangible asset is determined based on the specific facts and circumstances related to the asset, including its contractual term, expected period of benefit, legal or regulatory limitations, the Group’s expected use of the asset, and other relevant economic factors.

The estimated useful lives of the Group’s intangible assets are as follows:

Category	Amortization Period
Customer contract	13.75 years
Intellectual property (IP) asset	12.42 years
Software development costs	5 years

Finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Impairment of Long-Lived Assets

The Group reviews its long-lived assets, including equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset or asset group to the undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value. Long-lived assets to be sold are reported at the lower of their carrying amount or fair value less cost to sell.

Leases

The Group determines whether an arrangement is or contains a lease at inception. Right-of-use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term, and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When the rate implicit in the lease is not readily determinable, the Group uses its incremental borrowing rate based on information available at the lease commencement date in determining the present value of lease payments.

Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or the lease term, unless ownership transfers to the Group or the Group is reasonably certain to exercise a purchase option, in which case the ROU asset is amortized over the useful life of the underlying asset. Interest on finance lease liabilities is recognized using the effective interest method.

The Group has elected not to recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less. Lease expense for such short-term leases is recognized on a straight-line basis over the lease term.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Revenue Recognition

The Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Group’s revenues are primarily derived from the sale of beverage products through its brand-product distribution channels and direct-to-consumer e-commerce channels.

Revenue is recognized when control of the promised products is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those products. The Group’s customer arrangements generally contain a single performance obligation related to the sale of products, which is satisfied at a point in time, generally upon delivery to the customer.

Revenue is presented net of discounts, rebates, returns and other forms of variable consideration, as applicable. The Group estimates variable consideration based on the terms of the underlying customer arrangements and historical experience and includes such amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Sales and other similar taxes collected from customers are excluded from revenue.

The Group’s brand-product sales are primarily made through distribution partners in Australia and other international markets. The Group also sells wine, spirits and other beverage products directly to consumers through its e-commerce platforms. Payment terms for brand-product sales are generally 21 days, while e-commerce transactions are generally paid at the time of sale.

The Group typically provides warranties for the replacement of products with defects that existed at the time of sale, as required by law. Based on historical experience, management does not believe that a material allowance for sales returns or warranty claims is necessary, and no such allowance was recorded as of December 31, 2025 or 2024.

The Group had no contract liabilities as of December 31, 2025 or 2024.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Set forth below is the disaggregation of the Group’s revenue based on its two primary distribution channels, brand products and e-commerce products:

	For the Years Ended
	December 31,
	2025	2024
		(As Restated)

Brand products - Australia	$2,720,491	$2,875,029
Brand products - United States	28,731	2,044
Total brand products	2,749,222	2,877,073

E-commerce - Australia	23,019	45,168
E-commerce - United States	—	—
Total e-commerce products	23,019	45,168

Total revenues	$2,772,241	$2,922,241

Advertising Costs

The Group expenses advertising costs as incurred. Advertising costs were approximately $189,000 and $119,000 for the years ended December 31, 2025 and 2024, respectively, and are included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant-date fair value of equity awards issued in exchange for services and is recognized over the requisite service period. The Group estimates the fair value of warrants issued for services on the grant date using the Black-Scholes option-pricing model. The Black-Scholes model incorporates assumptions regarding the expected volatility of the Group’s share price, expected term of the warrants, risk-free interest rates and expected dividend yields. These assumptions are based on historical experience, market data and other relevant factors, as applicable.

For awards with graded vesting schedules, the Group has elected to recognize compensation cost using the graded-vesting attribution method, under which each separately vesting portion of an award is treated as a separate award and compensation cost is recognized over the respective requisite service period of each portion.

Income Taxes

The Group accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in enacted tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Group evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Group recognizes the financial statement effects of an uncertain tax position when it is more likely than not that the position will be sustained upon examination based on its technical merits. A recognized tax benefit is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Changes in the recognition or measurement of uncertain tax positions are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Earnings (Loss) Per Ordinary Share

Basic earnings (loss) per ordinary share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share is calculated in a manner consistent with basic earnings (loss) per ordinary share while giving effect to all potentially dilutive ordinary shares outstanding during the period, including warrants and convertible instruments. Potential ordinary shares are excluded from the calculation of diluted earnings (loss) per ordinary share when their effect would be antidilutive.

	For the Years Ended
	December 31,
	2025	2024
Warrants	2,600	7,800
Total potentially dilutive shares	2,600	7,800

Foreign Currency Translation

The Group’s reporting currency is the U.S. dollar. The functional currency of IBG is the Australian dollar, while the functional currency of its U.S. subsidiaries, BevMart USA LLC and W4W, is the U.S. dollar. The functional currency of each entity is determined based on the currency of the primary economic environment in which the entity operates.

For entities whose functional currency is other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, while revenues and expenses are translated at weighted-average exchange rates for the reporting period. Equity transactions are translated at historical exchange rates, as applicable. Resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit).

Transactions denominated in a currency other than an entity’s functional currency are remeasured into the entity’s functional currency using the exchange rate applicable on the transaction date. Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are remeasured at exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses resulting from such remeasurement are recognized in earnings in the period in which they arise.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes revenues, expenses, gains and losses that, under U.S. GAAP, are included in comprehensive income (loss) but excluded from net income (loss). The Group’s other comprehensive income (loss) consists of foreign currency translation adjustments.

Segment Reporting

The Group determines its operating segments based on the manner in which its chief operating decision maker (“CODM”), identified as the Chief Executive Officer, evaluates performance and allocates resources. The Group has identified two reportable segments: Australia and the United States. See Note 17 for additional information regarding the Group’s reportable segments.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to provide additional disclosures regarding certain expenses included in the statements of operations. The amendments require disaggregation of certain expense captions by specified natural expense categories, including, as applicable, purchases

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

of inventory, employee compensation, depreciation, intangible asset amortization, and depletion, as well as certain additional disclosures regarding selling expenses. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient for estimating expected credit losses on certain current accounts receivable and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual reporting periods, with early adoption permitted. The amendments are applied prospectively. The Group is currently evaluating the impact of adopting this guidance and does not expect the adoption to have a material impact on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The amendments refine the scope of derivative accounting for certain contracts and clarify the accounting for share-based noncash consideration received from a customer in a revenue contract. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

The Group has evaluated other accounting pronouncements issued but not yet effective and does not expect them to have a material impact on its consolidated financial statements or related disclosures.

NOTE 5 — INVENTORIES

Management reviews listed inventory items to identify slow-moving or obsolete inventory and evaluates such items for impairment based on estimated net realizable value. At December 31, 2025 and 2024, management determined that the carrying value of certain inventory items exceeded their net realizable value. Accordingly, the Company recognized inventory obsolescence expense of $330,250 and $0 for the years ended December 31, 2025 and 2024, respectively, which is included in cost of revenues in the accompanying consolidated statements of operations.

Inventories consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
Raw materials	$244,527	$443,308
Finished goods	469,432	673,192
Allowance for slow-moving inventory	(330,250)	—
Inventories, at cost	$383,709	$1,116,500

Raw materials consisted primarily of glass bottles, aluminum cans, labels, cardboard cartons, flavorings, and sweeteners.

Finished goods consisted of bottled alcoholic and non-alcoholic products.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

During the year ended December 31, 2024, management determined that the carrying value of prepaid expenses exceeded their net realizable value. Accordingly, the Company recognized impairment expense of $0 and $113,413 for the years ended December 31, 2025 and 2024, respectively, which is included in impairment expense in the accompanying consolidated statements of operations.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Prepaid expenses and other current assets consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
		(As Restated)

Prepaid insurance	$23,687	$422,991
Prepaid excise return	5,161	7,404
Prepayment	54,636	1,100
Inventory in transit	77,933	—
Other receivables	—	25,100
Total prepaid expenses and other current assets	$161,417	$456,595

NOTE 7 — EQUIPMENT

Equipment consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
		(As Restated)

Equipment	$312,206	$242,526
Less: accumulated depreciation	(197,400)	(156,413)
Equipment, net	$114,806	$86,113

Depreciation expense was $29,183 and $26,090 for the years ended December 31, 2025 and 2024, respectively.

NOTE 8 — INTANGIBLE ASSETS

During the year ended December 31, 2024, management determined that the carrying value of certain intangible assets exceeded their net realizable value. Accordingly, the Company recognized impairment expense of $0 and $1,031,967 for the years ended December 31, 2025 and 2024, respectively, which is included in impairment expense in the accompanying consolidated statements of operations.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Intangible assets consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
		(As Restated)

Customer contract	$401,580	$373,020
IP asset	335,024	287,954
Software development costs	61,946	58,132
	798,550	719,106
Less: accumulated amortization	(442,075)	(344,578)
Intangible assets, net	$356,475	$374,528

Carrying value at December 31, 2023	$1,798,131
Add: Additions	—
Less: Amortization	(391,636)
Less: Impairments	(1,031,967)
Carrying value at December 31, 2024	374,528
Add: Additions	—
Less: Amortization	(40,829)
Less: Impairments	—
Foreign currency exchange effect	22,776
Carrying value at December 31, 2025	$356,475

Amortization expense was $40,829 and $391,636 for the years ended December 31, 2025 and 2024, respectively.

Estimated future amortization expense for intangible assets is as follows.

Fiscal year
2026	$67,742
2027	57,811
2028	55,502
2029	55,502
2030	55,502
Thereafter	64,416
Total	$356,475

NOTE 9 — RIGHT TO USE ASSET AND LEASE LIABILITY

Operating Lease

The Group leases office space in Australia. The Group’s lease for office space in Seven Hills commenced on July 1, 2018 and expired on June 30, 2024. In April 2024, the Group entered into a lease for office space in Arndell Park, New South Wales, Australia, which expires in April 2026. The Arndell Park lease provides for annual increases in base rent. As of December 31, 2025, the monthly lease payment was approximately $14,754.

As of December 31, 2025, the weighted-average remaining lease term for the Group’s operating lease was approximately 0.3 years and the weighted-average discount rate was 15.0%.

During the years ended December 31, 2025 and 2024, the Group recognized $168,414 and $158,607, respectively, as rent expense.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The following is a summary of the operating lease right-of-use asset and liability as of December 31, 2025 and 2024:

	December 31,
	2025	2024
		(As Restated)

Operating lease right-of-use asset	$310,121	$305,258
Less: accumulated amortization	(251,042)	(126,833)
Operating lease right-of-use assets, net	$59,079	$178,425

Operating lease liability	$310,121	$305,258
Less: accumulated reduction	(267,968)	(120,904)
Operating lease liability, net	$42,153	$184,354

Current operating lease liability	$42,153	$144,245
Non-current operating lease liability	—	40,109
Total operating lease liability	$42,153	$184,354

The following is a summary of future lease payments required under the lease agreement as of December 31, 2025.

Lease
Year	Payments
2026	$44,263

Total future minimum lease payments	44,263
Less: imputed interest	(2,110)
Present value of operating leases liabilities	$42,153

NOTE 10 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
		(As Restated)

Trade creditors	$1,402,552	$883,183
Tax authority	132,854	470,682
Employee benefits and executive remuneration	132,721	123,415
Accrued litigation expense	196,143	—
Other accruals	32,749	27,802
Total accrued expenses	$1,897,019	$1,505,082

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 11 — NOTES AND LOANS PAYABLE

Notes and loans payable consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
Insurance financing	$43,696	$11,187
Related-party loans	242,308	—
Lines of credit	478,780	410,409
Equipment financing	36,917	—
Total notes and loans payable	801,701	421,596
Less: related parties	(242,308)	—
Total loans to unaffiliated parties	559,393	421,596
Less: current portion	(534,745)	(421,596)
Long-term portion	$24,648	$—

Insurance Financing

During the year ended December 31, 2025, the Group entered into an unsecured financing arrangement to finance an insurance policy. The financing bears interest at 12% per annum, had an outstanding balance of $43,696 as of December 31, 2025, and matures on February 28, 2026. During the year ended December 31, 2024, the Group had a separate insurance financing arrangement with an outstanding balance of $11,187 as of December 31, 2024, which matured and was repaid during 2025.

Related Party Loans

During the year ended December 31, 2025, the Group received three unsecured loans from related parties. As of December 31, 2025, the loans consisted of $101,995 from the Chief Executive Officer, $25,313 from a family member of the Chief Executive Officer, and $115,000 from another family member of the Chief Executive Officer. The $101,995 loan bears interest at approximately 7.0% per annum and is due on demand. The $25,313 and $115,000 loans are non-interest bearing and due on demand. The aggregate outstanding balance of the related party loans was $242,308 as of December 31, 2025. (See Note 19 and Note 20).

Lines of Credit

The Group has three lines of credit with third party lenders. As of December 31, 2025, the outstanding balances under the three facilities were $130,039, $148,704 and $200,037, respectively, for an aggregate outstanding balance of $478,780. Based on interest accrued during 2025, the facilities bore effective interest rates of approximately 15.7%, 15.7% and 16.3% per annum, respectively. The facilities have passed their original maturity dates and remain outstanding. Accordingly, the outstanding balances are classified as current liabilities.

Equipment Financing

On September 4, 2025, the Group entered into a specific security agreement to finance the acquisition of equipment. The original amount financed was $39,161. The financing has a 36-month term, requires monthly installment payments, bears interest at approximately 13.9% per annum and matures in August 2028. As of December 31, 2025, the outstanding balance was $36,917, of which $12,269 is classified as current and $24,648 as noncurrent.

Interest expense related to notes and loans payable consisted of the following for the year ended December 31, 2025 and 2024:

	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024
				(As Restated)
	Unaffiliated Parties	Related Parties	Total	Unaffiliated Parties	Related Parties	Total
Interest expense	$99,968	$4,156	$104,124	$191,105	$10,621	$201,726

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Accrued interest payable related to notes and loans payable consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Unaffiliated Parties	Related Parties	Total	Unaffiliated Parties	Related Parties	Total
Accrued interest payable	$—	$4,156	$4,156	$—	$—	$—

See also Notes 19 and 20.

NOTE 12 — OTHER LIABILITIES

Other liabilities consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024
		(As Restated)

Liabilities for shares to be issued	$—	$1,224,970
Other	—	457
Total other liabilities	$—	$1,225,427

At December 31, 2024, other liabilities included $1,224,970 of contractual obligations to issue ordinary shares, of which $779,400 represented obligations to related parties.

During 2025, a related party forgave $30,084 of the Company’s obligation to issue ordinary shares, which was recognized as a contribution to additional paid-in capital.

During 2025, the Group satisfied the remaining obligations through the issuance of ordinary shares, as follows:

Description	Issue Date	Shares Issued	Fair Value

IP-related obligation - related party	February 2025	15,798	$275,000
Employee and consultant obligations	May 2025	3,060	297,909
CEO IPO bonus - related party	July 2025	10,088	504,400
Marketing services obligation	October 2025	5,200	211,106
Totals		34,146	$1,288,415

The fair value of the ordinary shares issued was determined based on the fair value of the shares on the respective issuance dates and, accordingly, differed from the carrying amounts of the related obligations at December 31, 2024. See Note 14 for additional information regarding the issuance of ordinary shares in settlement of these obligations.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Litigation and Other Legal Matters

Employment Matter

As of December 31, 2025, the Group had accrued $135,000 in connection with an employment-related lawsuit involving a former employee. In September 2026, the Group entered into a settlement and general release agreement pursuant to which the Group agreed to pay an aggregate of $135,000 in three installments of $45,000, with the first installment due 45 days after the effective date of the agreement and the remaining two installments due at 90-day intervals thereafter.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Tradigital Matter

As of December 31, 2025, the Group had accrued $61,143 in connection with a contractual dispute with Tradigital Marketing Group (“Tradigital”) regarding the number of additional ordinary shares issuable under a prior agreement. In January 2026, the Group and Tradigital reached an agreement pursuant to which the Group agreed to issue additional ordinary shares in full and final settlement of the matter. The additional shares were subsequently issued, and the matter was fully settled.

The Group evaluates loss contingencies in accordance with ASC 450, Contingencies, and records an accrual when a loss is probable and can be reasonably estimated. Except for the matters described above, as of December 31, 2025, the Group was not aware of any other material loss contingencies requiring accrual or disclosure in the consolidated financial statements.

Leases

See Note 9 for information regarding the Group’s operating lease commitments.

NOTE 14 — STOCKHOLDERS’ EQUITY (DEFICIT)

Reverse Stock Splits

On September 26, 2025 and January 30, 2026, the Company effected one-for-five reverse stock splits of its ordinary shares. No fractional shares were issued, and no cash or other consideration was paid in connection with the reverse stock splits. All share and per-share amounts presented in the accompanying consolidated financial statements and related notes have been retrospectively adjusted to reflect the reverse stock splits (See Note 20).

Ordinary Shares

As of December 31, 2025 and 2024, the Company had 694,066 and 346,954 ordinary shares issued and outstanding, respectively.

Ordinary Shares Issued for Services

During the years ended December 31, 2025 and 2024, the Company issued 214,783 and 21,491 ordinary shares, respectively, to employees, consultants, directors and other service providers in exchange for professional services, compensation and contractual bonus arrangements. The aggregate fair value of the shares issued for services during 2025 and 2024 was $1,969,723 and $1,217,087, respectively. The fair value of the shares was determined based on quoted market prices on the respective issuance dates or, for issuances prior to the Company’s initial public offering, third-party stock subscription prices.

Initial Public Offering

On September 26, 2024, the Company completed its initial public offering and issued 54,000 ordinary shares for gross proceeds of $5,400,000. The Company incurred underwriting discounts and offering costs of $2,082,133, resulting in net proceeds of $3,317,867.

Shareholder Contribution

On September 26, 2024, certain shareholders voluntarily returned 56,000 ordinary shares to the Company for no consideration. The transaction was accounted for as a capital contribution.

Shares Issued in Settlement of Notes Payable

On December 18, 2024, the Company issued 1,000 ordinary shares in settlement of outstanding notes payable with a carrying amount of $99,811. No gain or loss was recognized in connection with the settlement.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Shares Issued Upon Conversion of Convertible Notes

During 2025, the Company issued $750,000 of convertible notes to a related party for cash proceeds of $750,000. The notes were subsequently converted in full during 2025 into 72,986 ordinary shares. Upon conversion, the aggregate carrying amount of the notes of $750,000 was reclassified to ordinary shares and no gain or loss was recognized upon conversion of the notes. As of December 31, 2025, no amounts remained outstanding under the convertible notes.

Shares Issued and Amount Forgiven in Settlement of Other Liabilities

During 2025, the Company issued an aggregate of 34,146 ordinary shares, with an aggregate fair value of $1,288,415, in settlement of contractual obligations to issue shares that were recognized as other liabilities in a prior year.

During 2025, a related party forgave $30,084 of the Company’s obligation to issue ordinary shares, which was recognized as a contribution to additional paid-in capital.

See Note 12 for additional information regarding these obligations.

Shares Issued in Settlement of Accrued Expenses

During 2025, the Company issued an aggregate of 25,197 ordinary shares, with an aggregate fair value of $278,150, in settlement of accrued expenses recognized in a prior year.

NOTE 15 — WARRANTS

During 2024, the Company granted two directors warrants to purchase an aggregate of 5,200 ordinary shares in exchange for services. The warrants had an aggregate grant-date fair value of $105,876 and vest over three years in equal tranches. No warrants were granted during 2025.

The Company determined the grant date fair value of the warrants granted using the Black Scholes Method using the following assumptions:

	For the Years Ended
	December 31,
	2025	2024
Expected Volatility	n/a	35.0%
Expected Term	n/a	3 years
Risk-Free Rate	n/a	2.53% - 3.71%
Dividend Rate	n/a	0.00%

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The following table summarizes the Company’s warrant activity for the years ended December 31, 2025 and 2024:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining Life	Intrinsic
	Warrants	Price[1]	In Years	Value
Outstanding, December 31, 2023	5,200	$94.50
Granted	5,200	$94.50
Exercised	—	—
Forfeited/Expired	(2,600)	$94.50
Outstanding, December 31, 2024	7,800	$94.50
Granted	—	—
Exercised	—	—
Forfeited/Expired	(5,200)	$94.50
Outstanding, December 31, 2025	2,600	$94.50	1.1	$—

Exercisable, December 31, 2025	1,517	$94.50	1.1	$—

[1]The exercise prices of the Company’s warrants are denominated in Australian dollars. Accordingly, all weighted-average exercise prices presented in the table below are stated in Australian dollars.

NOTE 16 — INCOME TAXES

The components of loss before income taxes attributable to the Group’s operations by tax jurisdiction were as follows:

	For the Years Ended
	December 31,
	2025	2024
Australia	$(4,548,044)	$(4,158,066)
United States	(720,714)	(1,027,033)
Loss before income taxes	$(5,268,758)	$(5,185,099)

The components of the income tax provision (benefit) were as follows:

	For the Years Ended
	December 31,
	2025	2024
Current:
Australia	$—	$—
United States	—	—

Deferred:
Australia	925,459	(484,784)
United States	—	—
Total deferred	$925,459	$(484,784)
Income tax provision (benefit)	$925,459	$(484,784)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effects of net operating loss carryforwards. The significant components of the Group’s deferred tax assets and liabilities were as follows:

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

	December 31,
	2025	2024
Deferred tax assets:
Employee leave provisions	$25,733	$15,772
Accrued expenses	42,713	78,077
Inventory obsolescence	82,563	12,498
Superannuation	4,603	4,222
Depreciation	13,844	10,820
Contract-related temporary differences	21,904	13,564
Amortization-related temporary differences	102,417	65,543
Share-based compensation	211,999	18,416
Capitalized offering costs	21,185	13,721
Intangible assets	125,884	116,931
Tax loss carryforwards	1,639,837	694,420
Other	—	—
Gross deferred tax assets	2,292,682	1,043,984

Deferred tax liabilities:
Foreign exchange	(42,065)	(36,804)
Prepayments	(8,902)	(49,604)
Leases	(4,199)	(9,168)
Software	(2,862)	(2,684)
Other	—	(54,867)
Gross deferred tax liabilities	(58,028)	(153,127)

Net deferred tax asset before valuation allowance	2,234,654	890,857

Valuation allowance	(2,234,654)	—

Net deferred tax asset	$—	$890,857

The Group evaluates the realizability of its deferred tax assets in accordance with ASC 740, Income Taxes. In assessing whether deferred tax assets are more likely than not to be realized, management considers all available positive and negative evidence, including historical operating results, cumulative losses, expectations of future taxable income and available tax-planning strategies. As of December 31, 2025, based primarily on the Group’s history of cumulative losses and uncertainty regarding the generation of sufficient future taxable income, management concluded that it was more likely than not that its net deferred tax assets would not be realized. Accordingly, the Group recorded a full valuation allowance against its net deferred tax assets as of December 31, 2025.

A reconciliation of the income tax expense (benefit) computed at the Australian statutory income tax rate to the Group’s reported income tax expense (benefit) is as follows:

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

	For the Year Ended		For the Year Ended
	December 31, 2025		December 31, 2024
Tax benefit at Australian statutory rate	$(1,490,370)	25.00%	$(1,101,288)	25.00%
Foreign tax rate differential	21,103	-0.35%	38,950	-0.88%
Share-based compensation	361,937	-6.07%	439,304	-9.97%
Valuation allowance and other changes in deferred tax assets	2,032,789	-34.10%	138,250	-3.14%
Income tax provision (benefit)	$925,459	-15.52%	$(484,784)	11.01%

As of December 31, 2025, the Group had Australian tax loss carryforwards that resulted in a deferred tax asset of approximately $1.6 million. Australian tax losses may generally be carried forward indefinitely, subject to applicable requirements governing their future utilization.

As of December 31, 2025 and 2024, the Group had net operating loss carryforwards for state and local income tax purposes of approximately $2.2 million and $1.5 million, respectively, of which $2.2 million do not expire.

The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2025, since, in the opinion of management, based upon the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized.

The Group accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. A tax benefit from an uncertain tax position is recognized only when it is more likely than not that the position will be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the taxing authority.

The Group is subject to income taxation in Australia, the United States and various state and local jurisdictions. The Group’s tax returns are subject to examination by the applicable taxing authorities in the jurisdictions in which it operates. Tax years generally remain subject to examination for the periods prescribed under applicable statutes of limitation. In addition, to the extent the Group has tax loss carryforwards, taxing authorities may examine the years in which such losses arose when the losses are utilized in a subsequent period, subject to applicable tax laws.

The Group recognizes interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

NOTE 17 — REPORTABLE SEGMENTS

The Group determines its operating segments based on the management approach used by the Chief Operating Decision Maker (“CODM”), identified as the Chief Executive Officer, to evaluate performance and allocate resources. The CODM regularly reviews financial information organized by the Group’s principal operating entities, which consist of the operations of the Australian parent company and its United States subsidiaries.

Accordingly, the Group has identified two reportable segments: Australia and the United States. The Australia segment primarily consists of the Group’s Australian beverage operations and corporate activities. The United States segment consists of the operations of the Group’s United States subsidiaries. The CODM evaluates the performance of the reportable segments primarily based on revenues and loss from operations and uses such information in assessing performance and allocating resources. Intercompany transactions and balances are eliminated in consolidation.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Revenue by reportable segment was as follows:

	For the Years Ended
	December 31,
	2025	2024
Revenues:		(As Restated)

Australia	$2,743,510	$2,920,941
United States	28,731	1,300
Total revenues	$2,772,241	$2,922,241

	For the Years Ended
	December 31,
	2025	2024
Loss from operations:		(As Restated)

Australia	$(4,703,076)	$(3,924,549)
United States	(679,819)	(1,139,956)
Total loss from operations	$(5,382,895)	$(5,064,505)

	For the Years Ended
	December 31,
	2025	2024
Depreciation and amortization:		(As Restated)

Australia	$238,642	$471,995
United States	4,355	4,355
Total depreciation and amortization	$242,997	$476,350

Depreciation and amortization includes amortization of right-of-use assets recorded in connection with the Group’s operating leases.

	For the Years Ended
	December 31,
	2025	2024
Capital expenditures:		(As Restated)

Australia	$50,444	$7,105
United States	—	—
Total capital expenditures	$50,444	$7,105

	December 31,
	2025	2024
Total assets:		(As Restated)

Australia	$1,213,357	$3,366,461
United States	27,975	431,417
Effect of exchange rate changes	46,078	(27,865)
Total assets	$1,287,410	$3,770,013

Total assets excludes intercompany balances and, for the Australia segment, investments in consolidated subsidiaries.

NOTE 18 — CONCENTRATIONS

Concentration of Revenues

For the years ended December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company’s net revenues:

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

	For the Year Ended December 31,
	2025	2024
Customer 1	93.6%	95.7%

Totals	93.6%	95.7%

Concentration of Accounts Receivable

As of December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company’s accounts receivable.

	December 31,
	2025	2024
Customer 1	27.7%	—
Customer 2	—	44.6%

Totals	27.7%	44.6%

NOTE 19 — RELATED PARTY TRANSACTIONS

The Company enters into transactions with certain officers, directors, shareholders, immediate family members of such persons, and entities affiliated with such persons. The following summarizes the Company’s material related party transactions and balances.

Related Party Loan Receivable

The Company had a loan receivable from a related party bearing interest at 8.77%. During 2024, the Company wrote off the outstanding loan principal and accrued interest receivable, which had an aggregate carrying amount of $742,775 immediately prior to the write-off. The corresponding impairment loss was recognized in the Company’s functional currency and translated into the reporting currency at the applicable exchange rate, resulting in impairment expense of $716,453 in the consolidated financial statements. Accordingly, the Company recognized impairment expense of $0 and $716,453 for the years ended December 31, 2025 and 2024, respectively, which is included in impairment expense in the accompanying consolidated statements of operations.

Related Party Loans Payable

During the year ended December 31, 2025, the Group received three unsecured loans from related parties. As of December 31, 2025, the loans consisted of $101,995 from the Chief Executive Officer, $25,313 from a family member of the Chief Executive Officer, and $115,000 from another family member of the Chief Executive Officer. The $101,995 loan bears interest at approximately 7.0% per annum and is due on demand. The $25,313 and $115,000 loans are non-interest bearing and due on demand. The aggregate outstanding balance of the related party loans was $242,308 as of December 31, 2025. (See Note 11 and Note 20).

During 2024, the Company received a loan of $145,266 from a family member of the Chief Executive Officer and repaid this loan during 2024. The Company also repaid a loan of $155,664 to its former Chief Executive Officer and $38,810 to its Chief Commercial Officer.

PBG Consulting Partners LLC

On January 6, 2025, the Company entered into an agreement with PBG Consulting Partners LLC (“PBG”) to provide sales and distribution consulting services in connection with the Company’s manufactured spirits. PBG is entitled to compensation of $20,000 per month. The managing director of PBG is the brother of the Company’s Chief Executive Officer. The Company recognized consulting expense of approximately $240,000 related to PBG during the year ended December 31, 2025, and $0 was payable to PBG as of December 31, 2025.

INNOVATION BEVERAGE GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Intellectual Property Obligation

On February 28, 2019, the Company acquired intellectual property rights related to a proprietary manufacturing process, custom production line equipment and formula for $275,000. The purchase consideration was initially paid for on behalf of the Company by its then-Chief Executive Officer, who is the brother of the Company’s current Chief Executive Officer. During 2025, the Company satisfied its obligation to the former Chief Executive Officer through the issuance of 15,798 ordinary shares (See Note 14).

Related Party Equity Transactions

During the years ended December 31, 2025 and 2024, the Company issued ordinary shares to certain related parties, including directors, executive officers and other related parties, in exchange for professional services, board compensation and performance-based incentives. Such issuances were measured and recognized at fair value in accordance with the Company’s stock-based compensation accounting policy. See Note 14 for additional information regarding these share issuances.

NOTE 20 — SUBSEQUENT EVENTS

On January 13, 2026, Innovation Beverage Group Limited (the “Company”) entered into an At-The-Market Issuance Sales Agreement (the “ATM Agreement”) with Aegis Capital Corp., as exclusive sales agent, under which the Company could issue and sell its Ordinary Shares, without par value per share, from time to time for aggregate gross proceeds of up to the lesser of $2,500,000 or the Company’s maximum capacity under its Form F-3 shelf registration statement. From January 13, 2026 through March 6, 2026, the Company sold 320,000 Ordinary Shares under the ATM Agreement for aggregate gross proceeds of $2,038,050, less direct offering costs of $60,462, resulting in net proceeds of $1,977,588.

Effective January 14, 2026, the Company and Tradigital Marketing Group (“Tradigital”) reached an agreement to settle a contractual dispute regarding the number of additional ordinary shares issuable under a prior agreement. Pursuant to the settlement, the Company issued 4,800 Ordinary Shares in full and final settlement of the matter. See Note 13.

On January 29, 2026, related party loans including an aggregate principal amount of $242,308 and accrued interest of $4,156 were fully repaid.

On January 30, 2026, the Company effected one-for-five reverse stock splits of its ordinary shares. All share and per-share amounts presented in the accompanying consolidated financial statements and related notes have been retrospectively adjusted to reflect the reverse stock split.

On February 15, 2026, the Company issued 50,000 Ordinary Shares in settlement of accounts payable.

Effective March 15, 2026, the Group entered into a new lease agreement for a property located at 47 Holbeche Road, Arndell Park, replacing the previous Seven Hills arrangement. The new lease has a term of five years, expiring in March 2031, with an option to extend it for an additional five years. The commencement rental is approximately $209,000 per annum, or approximately $17,414 per month, excluding applicable taxes, and is subject to an initial six-week rent-free incentive period and annual rent reviews.

On March 16, 2026, the Company closed a follow-on offering through Aegis Capital Corp., issuing (i) 747,000 Ordinary Units (each consisting of one Ordinary Share, one Series A Warrant, and one Series B Warrant) at a price of $1.75 per unit, and (ii) 2,681,569 Pre-Funded Units (each consisting of one Pre-Funded Warrant to purchase one Ordinary Share, one Series A Warrant, and one Series B Warrant) at a price of $1.75 per unit, generating aggregate gross proceeds of approximately $6,000,000. Net proceeds to the Company were approximately $2,337,496 after deducting placement agent discounts ($420,000 in total), non-accountable expense reimbursements, professional fees, and $2,500,000 paid at the direction of the Company and BlockFuel Energy, Inc. (“BFE”) to satisfy the Company’s obligation to fund a $2,500,000 promissory note to BFE and consummate BFE’s repurchase of common stock pursuant to its call right. As of the date of this report, 2,384,641 of the Pre-Funded Warrants had been exercised, resulting in the issuance of 2,384,641 Ordinary Shares.

On March 16, 2026, Innovation Beverage Group Limited (“IBG”) acquired a controlling interest in BlockFuel Energy Inc. (“BFE”) through a share exchange transaction with certain existing stockholders of BFE. Pursuant to the agreement, stockholders holding an aggregate of 127,628 shares of BFE’s common stock transferred such shares to IBG in exchange for warrants to acquire shares of IBG. Following the transaction, IBG owned approximately 51% of the outstanding common stock of BFE, and BFE became a majority-owned subsidiary of IBG.

On March 20, 2026, the Company issued 20,000 Ordinary Shares in exchange for services.

On August 25, 2026, Innovation Beverage Group Limited issued a Convertible Promissory Note to ClearThink Capital Partners, LLC with a principal amount of $1,150,000.00 (which includes a purchase price of $1,000,000.00 and an original issue discount of $150,000.00) maturing on August 25, 2027. The Note carries a one-time interest charge of 10% ($115,000.00) applied on the issue date and becomes convertible into ordinary shares at the option of the holder upon the earlier of the effectiveness of a registration statement or the six-month anniversary of the issuance date. The conversion price is set at 80% of the lowest closing price during the five trading days prior to conversion, subject to a floor price.

In accordance with ASC 855-10, Subsequent Events, the Group has analyzed its operations subsequent to December 31, 2025, through the date when the consolidated financial statements were available to be issued and has determined that it does not have any other material subsequent events to disclose in these financial statements.